UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/24 (MM/DD/YY) AND ENDING 03/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NOMURA INTERNATIONAL PLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☒ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1, Angel Lane,
(No. and Street)

London, United Kingdom (City) (State) EC4R 3AB (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Clark	(+44) 20 710 29250	kevin.p.clark@nomura.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

25 Churchill Place, London			E14 5EY
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Stephen Fuggle_____, ~~swear~~ (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __NOMURA INTERNATIONAL PLC_____, as of __3/31_____, 2 __025___, is true and correct. I further ~~swear~~ (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Nomura International Plc Chief Financial Officer

Notary Public - KYRIAKI MANIKA
LONDON , 16 JULY 2025

Notary Public London, England (Kyriaki Manika)
My Commission expires at Death

SAVILLE & Cº
— SCRIVENER NOTARIES —
Saville Notaries LLP
11 Old Jewry, London EC2R 8DU
Tel: +44 (0)20 7776 9800

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



NOMURA INTERNATIONAL PLC

Annual Report
31 March 2025

COMPANY REGISTRATION NUMBER: 1550505

STRICTLY PRIVATE AND CONFIDENTIAL



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

STRATEGIC REPORT

The Directors of Nomura International PLC (the Company) present their Strategic Report, Directors' Report and the Financial Statements for the year ended 31 March 2025. The Company is incorporated in England and Wales and its registered office is at 1 Angel Lane, London, EC4R 3AB.

These financial statements have been prepared on a company-only basis and do not include the results and net assets of the Company's subsidiary undertakings.

REVIEW OF THE COMPANY'S BUSINESS, FINANCIAL PERFORMANCE AND FINANCIAL POSITION, DESCRIPTION OF PRINCIPAL RISKS AND INFORMATION REGARDING BRANCHES

Principal Activities

The Company is a London-based securities broker-dealer operating company and is a wholly owned subsidiary of Nomura Europe Holdings PLC (NEHS), which together with the Company, NEHS and other NEHS's subsidiary undertakings, form the "NEHS Group". The Company's ultimate parent undertaking and controlling entity is Nomura Holdings, Inc. (NHI), which together with the Company, NEHS, and NHI's other subsidiary undertakings, form the "Nomura Group". The Company has branches in Dubai and Cape Town.

The Company's core activities include:

- trading and sales in fixed income and equity products, including related derivatives;
- investment banking services;
- asset and principal finance business; and
- corporate finance

The Company's key financial indicators during the year were as follows:

	Year ended 31 March 2025 $'000	Year ended 31 March 2024 $'000
Trading profit	1,873,320	1,523,214
Net interest expense	(391,550)	(233,144)
General and administrative expenses	(1,429,035)	(1,344,046)
Credit impairment (charge)/release	(3,578)	795
Operating profit/(loss)	49,157	(53,182)
Loss before taxation	(40,817)	(144,151)
Loss for the financial year	(22,035)	(124,727)
Total assets	151,998,805	223,159,309
Total liabilities	146,789,509	217,968,766
Shareholders' funds	5,209,296	5,190,543



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

STRATEGIC REPORT (CONTINUED)

Financial Performance:

The Company reported a loss before tax for the year of $(40,818,000) (2024: loss of $(144,151,000)), an improvement year on year predominantly driven by Nomura Wholesale performance, particularly in Flow Rates and Foreign Exchange and Emerging Markets.

Trading profit increased in the year to $1,873,320,000 (2024: $1,523,214,000) driven by improved year on year performance in both Global Markets and Investment Banking, which saw an increase in arrangement and advisory fees in the year.

Net interest expense increased in the year to $391,550,000 (2024: $233,144,000) due to increased interest paid on secured financing transactions, and borrowings from affiliates in line with Nomura Group's Medium Term Strategic Plan.

Credit impairment (charge) / release increased in the year primarily driven by a downgrade on one Nomura counterparty, with a charge of $(3,578,000) (2024: release of $795,000). This counterparty is now being reported as a stage 3 exposure and is not considered material to the company. More detail on the credit impairments can be found in Note 5 of the Financial Statements.

Financial Position:

The Company's total assets decreased to $151,998,804,953 (2024: $223,159,309,000) in the year predominantly from a decrease in financial assets and liabilities held for trading. In the year, the Company modified certain derivative transactions with Nomura Group counterparties, where payments of variation margin are now legally characterised as settlement of the derivative transactions, known as "settled-to-market" (STM), rather than as cash collateral, known as "collateralised-to-market". See Note 17 for further detail.

BUSINESS ENVIRONMENT

The global economy showed positive indicators through early 2025, with inflation at or converging to central bank targets, global growth at a steady pace, and labour markets demonstrating strength. Markets responded favourably with equities rallying and credit spreads remaining tight. However, we saw growing macroeconomic uncertainty during the tail end of FY 24/25 driven by a rise in de-globalisation sentiment and fiscal constraints faced by many governments.

Overall, financial year ended 31 March 2025 was marked by more favourable environment for Investment Banking, Credit and Financing businesses versus the previous year although client activity fluctuated throughout the year impacted by periods of volatility (e.g. elections in Europe). In Macro businesses, we witnessed periods of elevated client activity driven by elections, geopolitical events and re-emergence of tariff discussions (particularly in Q4).

Throughout periods of volatility, the company continued to reinforce its core strengths, staying close to clients providing advice and continued liquidity provision while meeting increased demand from clients for strategic recommendations, including in managing and hedging risk.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

STRATEGIC REPORT (CONTINUED)

Geopolitical Environment

The Company continues to closely monitor global geopolitical developments. These geopolitical factors have not materially impacted the company's operations or financial position during the year or subsequent to the year end.

Future Outlook

Growth in the Company's profitability is expected to be driven by delivery of EMEA investment areas over the next 3 years, as well as modest growth in Global Business performance.

RISK MANAGEMENT

The Company's risk management framework is closely aligned to the Nomura Group's risk management framework. However, through its local governance framework, the Company does apply specific risk management controls and defines its risk appetite, which outlines the types and level of risk that the Company is willing to assume in pursuit of its corporate vision, strategic objectives and business plan. Risk appetite is set within the available risk capacity, which is determined by constraints including regulatory capital, liquidity and business conditions.

NIP actively takes risks in support of the business strategy and accepts that this exposes the Company to all major risk types (for example, credit risk, market risk, liquidity risk, model risk, and non-financial risks - operational and reputational). These risks are managed through the Company's Executive Governance and through sub-committees of the Board of NEHS.

Further information on the management of these risks is provided in note 15 of the Financial Statements.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

STRATEGIC REPORT (CONTINUED)

REGULATION AND REGULATORY CHANGES

Regulations

The Company is authorised by the Prudential Regulation Authority (PRA) as a PRA designated investment firm and is regulated by the Financial Conduct Authority (FCA) and the PRA. The Company has minimum capital adequacy requirements imposed on it on a standalone basis by the PRA. The Company is in compliance with these requirements.

NIP is also registered with the Commodities Futures Trading Commission (CFTC) as a non-US Swap Dealer (SD) and with the U.S. Securities and Exchange Commission (SEC) as a conditionally registered, non-resident Security-based Swap Dealer (SBSD). NIP is a member of National Futures Association (NFA).

The key regulations impacting the financial soundness of the Company are as follows:

- Capital and liquidity regulations:

    The company is subject to capital, leverage and liquidity requirements and minimum requirements for eligible liabilities as applied by the PRA to designated investment firms under the UK CRR as adopted into UK law post Brexit and PRA and Bank of England rules/standards. These are largely based on the international standards developed by the Basel Committee on Banking Supervision (BCBS).

    The SEC and CFTC have granted substituted compliance in some cases to recognise the comparability of UK regulations as being equivalent to satisfy the relevant requirements under the US regulatory framework. NIP has elected to rely on certain aspects of the substituted compliance in areas including but not limited to capital and margin, reporting and record keeping.

- Recovery and resolution:

    The Company is subject to regulatory requirements on recovery and resolution planning set by the PRA and the Bank of England as part of the UK's recovery and resolution framework, which was established under the UK Banking Act 2009 and related legislation. This includes the requirement to maintain minimum requirements for own funds (MREL).

Regulatory Developments

The Company is subject to ongoing regulation and associated risks arising from the impact of changes in the laws, regulations and rules which apply to the Company from both local and international regulators relating to the markets and business lines in which it operates. The Company monitors for regulatory developments on an ongoing basis and has a change management process established to ensure that regulatory programs are delivered as appropriate to ensure ongoing compliance.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

STRATEGIC REPORT (CONTINUED)

EMPLOYEE MATTERS

The Company operates an equal opportunities policy. We have taken steps to ensure all employees are aware of their obligations in ensuring that the Company's environment retains a culture which is conducive to good working and high performance. Internal communication and access to training and personal development opportunities are in place to support this.

The Company remains strongly committed to the principle of equal employment opportunities for all employees and to providing employees with a work environment free of discrimination and harassment regardless of age, disability, race, gender identity and gender expression, religion or belief, marriage and civil partnership, pregnancy and maternity, sex and or sexual orientation. Our recruitment, development and promotion procedures embed these principles. The Company's objective is to attract job applications from the best possible candidates and to retain the best people. We are also committed to having a diverse range of skills, values, knowledge, experience and geographical, educational and professional backgrounds amongst our employees.

The Nomura Group has an established policy of communicating with all its employees regularly, including U.K. employees, to provide information relevant to them about their employment and Nomura. This includes regular Nomura news bulletins circulated to all U.K. employees as well as communication and updates on the employee training programs and engagement opportunities that are available. The Company is not listed in the U.K. and therefore does not operate an employee share scheme. However, employee involvement in the performance of the Company is encouraged, in a number of ways, including through the provision of a discretionary bonus scheme, which is based on the employee's individual performance as well as their division as a whole and the overall Company and Nomura Group performance. The Nomura Group's financial performance is regularly communicated to employees, including through quarterly town halls in which the individual Company's financial performance is discussed.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

STRATEGIC REPORT (CONTINUED)

SECTION 172 OF THE COMPANIES ACT 2006

Section 172 of the Companies Act 2006 requires directors to promote the success of the Company for the benefit of its members as a whole and, in doing so, to have regard to the interests of stakeholders, including shareholders, clients, employees, suppliers, regulators, the environment and the wider society in which the Company operates.

As a Board, we strive to take decisions for the long term, with the aim of understanding and respecting the views and needs of our clients, employees and suppliers along with the environment they operate in and the shareholders to whom we are accountable.

The Board ensures the Section 172 requirements are met and the interests of all stakeholder groups are considered and taken into account when making decisions. This is evidenced through a number of actions including but not limited to the following:

- Regular employee communication through town halls, leadership meetings, emails, and news bulletins

- Board-hosted employee roundtables for direct workforce engagement

- Promotion of governance, risk management, compliance, conduct, client focus, and DEI principles

- Annual Founding Principles and Corporate Ethics Day

- HR-conducted employee surveys with action plans reviewed by Executive management and NEHS Board

- Nomura conducts an annual Founding Principles and Corporate Ethics Day, a global initiative with the aim of engaging with employees and obtaining feedback in relation to conduct and culture matters. These sessions are held in teams and led by team leaders to facilitate open discussions. The Group Survey, now owned by HR, was paused in FY24/25 whilst the firm focussed on embedding its new Group Purpose, however in NEHS, the Conduct and Culture team rolled out a Risk Culture Survey Pulse Survey in December 2024. The output of the survey has been reviewed with the respective Functions and Action Plans have been set out in response to the results, which were presented to the NEHS Operating Committee.

- An annual Health and Wellbeing review is conducted by HR. The Director of the Board responsible for Health and Safety provides an annual update on Health, Safety and the Environment. Wellbeing champions have been trained across the business and a firm-wide wellbeing programme is in place.

- The Company reviews and reports on its invoice payment practices to ensure suppliers are treated fairly by abiding to agreed payment terms.

- Pursuant to Section 54(1) of the Modern Slavery Act 2015 (the MSA Act), the Company annually attests to the MSA Act by publishing a statement outlining how the Company mitigates the risk of slavery and human trafficking both within its business and supply chains. As part of this process, the NEHS Group has in place a Modern Slavery and Human Trafficking Policy (the MSA Policy), which seeks to identify and manage such risk.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

STRATEGIC REPORT (CONTINUED)

SECTION 172 OF THE COMPANIES ACT 2006 (CONTINUED)

- The Board, its committees and Executive management take their environmental responsibilities seriously and receive regular updates on climate change. The Board members continue to receive training on the risks associated with climate change and work is ongoing with respect to the establishment of a net-zero strategy. NEHS remains committed to ensuring that it meets its obligations pertaining to environmental regulation and reporting.

- In 2022, Nomura launched a refreshed Social Impact strategy in EMEA, focused on embedding Social Impact and Diversity, Equity and Inclusion at the heart of our culture. We established a multi-year strategic partnership with Sponsors for Educational Opportunity London (SEO London), a well-regarded employability non-profit organisation, to break down barriers to careers in Financial Services for young people from under-represented backgrounds.

  Nomura is working with SEO London to create opportunities for young people through skilled volunteering, mentoring and fundraising as well as through the creation and implementation of specific recruitment, retention and progression pathways. Since its implementation, the partnership has benefited from a cohesive engagement model connecting SEO London and Nomura's internal stakeholders - Social Impact EMEA, Graduate Recruitment, Lateral Recruitment and DEI. The partnership has seen significant buy in across the board with the following high level results for the financial year, which included:

  • 1,712 student interactions through Nomura sponsored programming;
  • 61 SEO affiliated Early Careers Programme hires through Grad Programmes (7), Summer Internships (19) and Spring weeks (35)
  • 351 employees volunteering for SEO; and
  • £45,698.50 was raised by Nomura employees for SEO

- The Board has an open, transparent and constructive relationship with the regulators and provides them with monthly Management Information (MI). The Board and its Committees receive regular updates on regulatory developments and Board members often meet with the regulators to ensure they are kept updated and informed.

The Board considers the interests of stakeholders as part of its overall long term business objectives and continues to align the company's strategic direction with the shareholder's aspirations for sustainability and growth.

When making principal decisions, the Directors have regard to the interests of relevant stakeholders. The hybrid-working model adopted after the pandemic continues to evolve to ensure employees are able to work effectively and clients are able to receive a high-quality service.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

STRATEGIC REPORT (CONTINUED)

CLIMATE CHANGE

Implementation of Task Force on Climate-Related Financial Disclosures (TCFD) Recommendations

The approach to Climate Change is primarily set at a Nomura Group level and applied through all group subsidiaries and business lines including the Company. The Company has addressed the Non-Financial Reporting Climate Related requirements contained in sections 414CA and 414CB of the Companies Act 2006 through the following disclosure.

The Nomura Group recognizes that climate change is an important global issue and announced a commitment to align its commercial activities with the objectives agreed in the Paris Agreement, aiming to limit global temperature increases to well below 2°C, and striving for 1.5°C, above pre-industrial levels.

To support the transition towards a decarbonized economy, the Nomura Group also announced a target to achieve net zero greenhouse gas (GHG) emissions for its own operations by 2030, and to transition attributable GHG emissions from lending and investment portfolios to align with pathways achieving net zero by 2050.

From 2024 Nomura Group TCFD report is prepared as part of the Nomura Group Sustainability Report. The latter is published by the Group at the end of August annually. As a result, this current NIP TCFD report refers to the data and disclosures from Nomura Group Sustainability Report 2024. Risk metrics are updated as of 31 March 2025.

Please refer to the Nomura Group Sustainability Report 2024 for further information on Nomura Group Climate-related Financial Disclosures:

https://www.nomuraholdings.com/investor/library/ar/index.html#sustainability



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

STRATEGIC REPORT (CONTINUED)

Governance

The approach to Climate Change is set at a Nomura Group level and applied through all group subsidiaries and business lines including the Company.

Group wide and global governance and engagement includes NHI Board of Directors. Quarterly reporting is done to NEHS Board, NEHS Exec, and NEHS Enterprise Risk Committee.

NIP & NBI are key subsidiaries and operating entities of the larger Nomura Holdings Group NEHS.

The NEHS Enterprise Risk Committee (ERC) and Board Risk Committee (BRC) provide governance and oversight over Climate risk management of the Company. ERC and BRC are responsible for: ensuring relevant local climate risk management related regulations are met, either by the group ESG risk management framework or through entity level controls and review of the climate risk exposures.

A global ESG Risk Management Policy and framework has been established to identify, understand and manage climate change risks within the Nomura Group. This is subject to enhancements and further developments, to meet evolving internal, supervisory & regulatory expectations and requirements. Governance and oversight around climate risk management is provided by ERC and BRC who receive regular updates and reports around the nature and impact of these risks from the working group. The Chief Risk Officer is the Senior Management function (SMF) responsible for the risks arising from climate change.

Please refer to the Nomura Group Sustainability Report 2024 for further information on group governance arrangements and Nomura Group Climate-related Financial Disclosures:

https://www.nomuraholdings.com/investor/library/ar/index.html#sustainability

Strategy

Our strategy with regards to the Risk and Opportunities associated with the Climate Change is set at the Group level and implemented by our global and regional entities.

Recognition of Opportunities and Risks associated with Climate Change

Governance and oversight around climate risk management is provided by ERC and BRC who receive regular updates and reports around the nature and impact of these risks from the working group. The Climate Risk metrics are reported monthly, and the Climate Scenarios are reported quarterly with the Committees.

Please refer to the Nomura Group Sustainability Report 2024 for further information on Nomura Group Climate Strategy:

https://www.nomuraholdings.com/investor/library/ar/index.html#sustainability



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

STRATEGIC REPORT (CONTINUED)

Climate Change Related Strategic Opportunities - Identified Opportunities & Impact

As a financial services firm, the Nomura Group is committed to helping our clients decarbonise. Over the 3 decades until 2050, investment in the order of US$150 trillion is expected to be required for the transition to a decarbonised society globally. The Nomura Group recognises that the role of financial services in the supply and circulation of capital directed to these efforts will grow. In particular, the Nomura Group believes the growing demand for funds, M&A advisory services, consulting, underwriting, new financial products & solutions and ESG-related funds will present increased opportunities for our business.

Growth opportunities identified to date include the expansion of underwriting opportunities in line with increased capital investment needs of our clients related to green technologies and decarbonisation (green, sustainability-linked and transition finance) and expanding M&A advisory services for supporting clients' decarbonisation strategies.

Nomura offers sustainability finance, advisory, and consulting services and has set up dedicated teams within our Investment Banking business to originate a wide variety of sustainable financing projects globally.

To further strengthen and promote this initiative, in 2021 the Nomura Group set a target of US$125 billion in sustainable finance over five years to March 2026.

This target includes public and private equity, bonds, and mezzanine debt financing, as well as infrastructure project financing. In addition to working to achieve these targets, we are taking the following steps to further enhance our sustainable finance initiatives.

- **Providing M&A Advisory Services**
  In April 2020, Nomura acquired Greentech Capital Advisors, a U.S. M&A boutique with leadership strength in sustainable technology and infrastructure. Since April 2022, Greentech is an integral part of Greentech Industrials and Infrastructure (GII) I within Nomura Wholesale with over 150 bankers globally covering 11 subsectors. They oversee strengthening and promoting M&A advisory services in the sustainability field, including support for decarbonization through the restructuring of our clients' business portfolios.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

STRATEGIC REPORT (CONTINUED)

CLIMATE CHANGE (CONTINUED)

Climate Change Related Risks

Identified Risks

The Company is aware of the impact that climate change related risks can have on our businesses.

There are two key types of risks associated with climate change, namely physical risk and transition risk.

Physical risk is generically defined as the risk of loss or damage due to extreme weather events such as large typhoons, droughts and intense heat and specifically impacts our business as follows:

- Damage to our facilities or harm to employees, interruptions to our business and increases in our cost base due to extreme weather events;
- Clients or counterparties suffering from extreme weather events, resulting in less business, or even bankruptcy; and
- Loss of collateral value in asset-based finance transactions, e.g. real estate

Transition risk is defined as the risk associated with decarbonisation, such as the inability to respond to changes in government policies and rapid technological innovations and specifically impacts our business as follows:

- Price fluctuations affecting our trading positions, caused by policy change or innovation along with the transition to a decarbonised society;
- Failure of syndication transactions due to the change in investor or client appetite;
- Clients' assets such as fossil fuel facilities becoming obsolete as a result of the transition to a lower-carbon economy, resulting in pressure on business performance and creditworthiness;
- Reputational risk arising from our involvement in project finance transactions in which greenhouse gas emissions are inherent;
- Decrease in existing businesses, higher costs or higher capital charges due to the changes in legislation and the regulatory environment; and
- Reputational risks due to an insufficient understanding of the regulation or policy change.

As indicated below through scenario results and risk measures, the impact of these risks on our portfolio is currently assessed as being relatively low and therefore has had limited impact on our business strategy for NEHS.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

STRATEGIC REPORT (CONTINUED)

CLIMATE CHANGE (CONTINUED)

Identified Impact

EMEA Real Estate Assets Physical Risk Assessment: The physical risk assessment vendor "XDI" was instructed to undertake a scenario assessment of the 15 EMEA leased property assets under NEHS to determine the vulnerability to a range of extreme weather & climate change hazards. The Representative Concentration Pathway (RCP) scenarios RCP 8.5 and RCP 2.6 were utilized. The output of the assessment includes the following metrics by asset and hazard type for the dates 2030, 2050 and 2100: Maximum Value at Risk (MVAR), Technical Insurance Premium (TIP) and Failure Probability. Having reviewed the results of the assessment, we have determined that there will not be a significant impact on Nomura's premises operations in the short term. We will continue to monitor temperature increases and extreme weather events, and reassess the impacts of climate change on our premises and related operations as appropriate or at least annually.

NEHS Portfolio Climate Risk Assessment: During the year ended 31 March 2025, scenario analysis of the climate change impact on the NEHS capital, expected loss and risk-weighted assets over short-term, medium-term and long-term time horizons is being conducted. This includes Net Zero 2050 scenario for the short-term time horizon; both disorderly and orderly transition scenarios for the medium- and long-term time horizon; and a physical risk RCP 8.5 scenario for the long-term time horizon.

No significant impact on NEHS has been found in relation to these scenarios. The Company continues to explore possible enhancements to these scenarios.

Please refer to Nomura Group Sustainability Report for further detailed information on the scenarios:

https://www.nomuraholdings.com/investor/library/ar/index.html#sustainability

Risk Management

Risk Management Approach

Nomura has developed the "ESG Risk Management policy" which articulates the governance and framework for managing ESG related risks, in line with the Nomura Group's Risk Appetite Statement and the Sustainability Statement.

Our approaches for managing climate risk are outlined in the sections below:



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

STRATEGIC REPORT (CONTINUED)

CLIMATE CHANGE (CONTINUED)

- **Risk Identification**

  A set of sectoral and country heat maps have been developed as tools to initially identify both physical and transition risks impacting the Company. These risk identification tools are used within risk management processes as a top-down approach to identify the vulnerabilities to climate factors at both country and sector levels, as described in a number of processes below.

- **Credit Risk Management**

  The Company has enhanced the credit risk management framework to incorporate the analysis of physical and transition risks. Sectoral and country heat maps are used to identify counterparties most exposed to such risks. This analysis is taken into consideration in our internal credit rating process, for example by including direct or indirect costs incurred by the counterparty to manage their climate-related risks, such as additional investments the counterparty may need to make. Broader ESG factors are also incorporated into these credit ratings. Credit ratings are used to inform credit risk appetite for a counterparty, so this process ensures that climate and ESG related risks are also incorporated implicitly in this.

- **Market Risk Management**

  The potential impact of climate change on market risk exposures is assessed by utilising a stress analysis approach that assumes rapid market fluctuations due to transition risk.

- **New Product and Transactional Review Process**

  The Company's Wholesale Division's ESG Sector Appetite Statement has introduced a process for identifying ESG risks (including climate change risks). It identifies inherent risks of individual transactions and underlying client activities and evaluates mitigation measures. In addition to this, mandatory ESG review has been added to the following approval processes:

  - New Product Approval Process: Our process to evaluate and approve new products that Nomura intends to offer. The risks and the associated management processes are examined cross-functionally, and identified risks appropriately mitigated in order for the relevant new product to be approved.

  - Transaction Committee Process: There are various risks inherent in transactions depending upon the market, transaction type, counterparty, and asset class. To assess the key risks and mitigants relating to proposed transactions, NEHS has established a committee process in which the risk threshold linked to each committee and the escalation process have been defined.

- **Scenario Analysis Approach**

  The Company has utilized the Intergovernmental Panel on Climate Change's (IPCC) Representative Concentration Pathway (RCP) scenarios and the Network for Greening the Financial Systems' (NGFS) Transition scenarios to explore the potential impact from climate change.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

STRATEGIC REPORT (CONTINUED)

CLIMATE CHANGE (CONTINUED)

Scenario Analysis

Overview of scenario analysis

Stress testing is typically performed to capture risks not easily identified by other risk management methods. In response to the risks of climate change, Nomura has established stress scenarios for climate change to assess the impact on our company's portfolio.

In developing stress scenarios related to climate change, we use transition scenarios from the NGFS and RCP scenarios from IPCC. Nomura views climate change risk as a long-term risk and has conducted analyses focusing on the impact of climate change on the creditworthiness of Nomura's counterparties.

In the fiscal year 2025, the scenarios have been refreshed in line with the NGFS Phase 5 Update, which incorporates the latest economic, and climate data and policy commitments. An analysis was conducted on Nomura's risk-weighted assets, expected loss and capital, and regular assessment is being carried out on quarterly basis for medium- and long-term time horizon for both transition and physical risk. In addition to credit risk assessment, a framework has been established to analyze transition risk impact on the market risk for medium-term time horizon, and an impact on liquidity risk for short-term time horizon.

Although the results of this analysis show that the impact of climate change on Nomura's finances is expected to be insubstantial, we are making continual efforts to enhance the scenario analysis approaches.

NOMURA

NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

STRATEGIC REPORT (CONTINUED)

CLIMATE CHANGE (CONTINUED)

	Physical Risk	Transition Risk	
Calculation Period	**Long Term (2050)**	**Medium Term (10-Year) and Long Term (2050)**	**Short Term (3-Month and 3-Years)**
Analytic Method	Estimate the incremental expected loss due to potential downgrade under the high physical risk scenario based on country and sector heat map	Estimate the incremental expected loss due to potential downgrade under the high transition risk scenario based on due diligence of counterparty utilizing disclosures and climate related data etc	Estimate the impact on capital and RWA utilizing macro-economic variables of NGFS under the high transition risk scenario.
Reference	IPCC· RCP8.5	NGFS Phase 5· Orderly Scenario: Below 2°C with CDR· Disorderly Scenario: Delayed transition	NGFS Phase 5· Net Zero 2050
Narrative	Currently implemented policies are preserved. Nationally Determined Contributions (NDCs) are not met. Emissions grow leading to 3°C+ of warming and severe physical risks.	Orderly Scenario: climate policies are introduced early and become gradually more stringent limiting global warming to below 2°C.Disorderly Scenario: climate policies are introduced after 2030 to reach net zero emissions by 2050 to limit global warming to below 2°C. Negative emissions are limited. Reduction is much more rapid leading to higher transition risks. Low level of CDR technology deployed in this scenario.	"Net Zero 2050" limits global warming to 1.5°C (with a 50% chance) through stringent climate policies and innovation, even in the early years to reach global net zero CO2 emissions around 2050.
Risk Category	Credit Risk	Credit Risk (Medium Term and Long Term) Market Risk (Medium Term)	Capital Adequacy (3-Years)Liquidity Risk (3-Month using a proxy scenario)

[1] Counterparty exposures are not stressed and held constant over the life of long-term scenarios.

[2] Short term: about three years; Medium term: about 10 years; Long term: about 30 years (2050)



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

STRATEGIC REPORT (CONTINUED)

CLIMATE CHANGE (CONTINUED)

Exposure Analysis

Nomura has developed metrics to provide transparency on credit exposures for the most sensitive parts of the firm's portfolio to climate risks, based on the counterparty loan equivalent (LEQ). This includes both on-balance sheet and off-balance sheet credit exposures. These metrics are regularly monitored and reported.

- **Carbon Related Assets (CRA)**

  Carbon-related assets are defined as those assets tied to the following four non-financial groups: "Energy", "Transportation", "Materials and Buildings" and "Agriculture, Food and Forest Product". Water and renewable electricity production industries are excluded. In-scope exposures are identified as those in the most carbon intensive sectors. Each of the four non-financial groups identified above will have their own metric value, in addition to the umbrella CRA. We monitor and disclose this measure for the purpose of transparency and peer group comparison.

- **High Transition Risk (HTR)**

  To estimate the risk, we are exposed to through the decarbonization of global economies, we have established a concentration measure for total credit exposure to "High Transition Risk" sectors. The scope includes all counterparties in industry sectors that are assessed as having the highest risk in the sector heat map for Transition Risk.

- **High Physical Risk (HPR)**

  This metric captures exposures to physical risk impacts, acute and chronic, that result from climate change. The scope of this metric is defined using Nomura's country heat map and sector heat map. Counterparties in countries and sectors (defined by the industry level classification) labelled as "High Physical Risk" are included in scope of the metric.

Measure (NIP Data Points)	31 March 2025 % of Total LEQ	31 March 2024 % of Total LEQ
Carbon Related Assets (CRA)	3.6	6.6
High Transition Risk (HTR)	0.2	0.4
High Physical Risk (HPR)	**0.8**	**1.2**



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

STRATEGIC REPORT (CONTINUED)

CLIMATE CHANGE (CONTINUED)

To measure the credit exposure, we use the "Counterparty LEQ" metric based on our internal methodology. Counterparty LEQ is the total amount of Loan and Loan Equivalent Exposure ("LEQ") of the counterparty credit exposures. The value of the measure equates to the sum of Counterparty LEQ (or Notional) for each Counterparty that meets the sector (and country for HPR) criteria for the measure. Carbon Related Assets measure excludes Energy sector assets which are Renewables and excludes counterparties with less Fossil Fuel aligned operations than the power generation fuel mix assumed under the NZE Scenario in 2030. As these metrics are sector-based, they may include investments which are beneficial from the climate change perspective, and / or exposures to counterparties with low carbon footprint. For example, a reduction of GHG emissions, from project finance for carbon capture and storage for a power plant counterparty would be included.

During the year ended 31 March 2025, an assessment of the impact of climate change on NEHS's capital and risk weighted assets was conducted, with the aim of assessing the short-term impact of climate change on the entity's financial resources. Given the exposure to climate risks is relatively low as a proportion of the overall NEHS portfolio, the impact of climate change on NEHS capital adequacy is deemed immaterial.

Metrics and Targets

The Nomura Group uses metrics related to greenhouse gas emissions as well as other metrics to measure and manage the risks and opportunities associated with climate change and to implement initiatives to align with the Paris Agreement and achieve Net Zero 2050. The Company will continue to contribute to these targets set at the Nomura Group Level. Nomura Group has set interim financed emission targets for the power, automotive and commercial real estate sectors. In addition to that, the Company will continue to report its own greenhouse gas emissions on page 29-31 in the Streamlined Energy and Carbon Reporting as required under Companies (Directors' Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulation 2018:

Major Climate Change-Related Metrics and Targets for the Nomura Group:

Metrics	Target
Greenhouse gas emissions from its own operations (Scope 1 and 2, Scope 3 cat 5)	Net Zero by 2030
Greenhouse gas emissions from its lending and investment portfolios (Financed emissions. Scope 3 cat 15)	Net Zero in 2050
Sustainable Financing	US$125bn in sustainable financing over five years by March 2026

BY ORDER OF THE BOARD AT A MEETING HELD ON 16 July 2025

....

Christopher Barlow
Company secretary

16 July 2025

Company Registration Number 1550505



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

DIRECTORS' REPORT

The Directors present their Report and Financial Statements of the Company which comprises of the Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Financial Position, Statement of Cash Flow and related Notes 1-28.

RESULTS AND DIVIDENDS

The results for the year are presented in the Statement of Comprehensive Income. The loss transferred to reserves for the year amounted to $(22,036,000) (2024: loss of $(124,727,000)).

No interim dividend was paid (2024: nil) and the Directors do not recommend the payment of a final dividend (2024: nil).

EVENTS SINCE THE STATEMENT OF FINANCIAL POSITION DATE

No significant events occurred after the balance sheet date that would meet the criteria to be disclosed or adjusted in the financial statements for the year ended 31 Mar 2025.

DONATIONS

No political donations were made during the year (2024: nil).

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company's approach to Risk Management is presented in Note 15 of the Financial Statements, with additional analysis on Financial Instruments disclosed in Notes 1, 8 and 16 of the Financial Statements.

MATTERS DEALT WITH IN THE STRATEGIC REPORT

An indication of the likely future developments of the Company, along with information pertaining to branches of the Company outside of the United Kingdom and employee matters have both been outlined in the Company's Strategic Report.
The current Directors and those serving during all or part of the year are:

Tom Scholar	Independent Non-Executive Chair
	Independent Non-Executive Director
John Tierney	Executive Director
	Chief Executive Officer
Naoyuki Oguri	Non-Executive Director
Rosemary Murray	Independent Non-Executive Director
Neeta Atkar MBE	Independent Non-Executive Director
Daisuke Mototani	Executive Director
Magnus Falk	Independent Non-Executive Director
Martin Butler	Independent Non-Executive Director (appointed 26 September 2024)
David Godfrey CBE	Independent Non-Executive Chairman (resigned 9 April 2024)
	Independent Non-Executive Director (resigned 9 April 2024)
Jonathan Lewis	Chief Executive Officer (resigned 7 November 2024)
	Executive Director
Jonathan Britton OBE	Independent Non-Executive Director (resigned 31 December 2024)



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

DIRECTORS' REPORT (CONTINUED)

DIRECTORS' INDEMNITIES

As at the date of this report and during the relevant financial year, indemnities are and were in force under which the Company has agreed to indemnify certain Directors of the Company to the extent permitted by law and in accordance with the Company's articles of association, in respect of certain losses and liabilities arising out of, in connection with, the execution of their powers, duties and responsibilities, as Directors of the Company. In addition, NHI effected a global Directors and Officers liability insurance program for the benefit of the Nomura Group.

ANTI-BRIBERY AND CORRUPTION POLICY

The Company's policy against bribery and corruption requires employees and persons acting for or on behalf of the Company, to understand and to comply with laws, rules and regulations concerning bribery and corruption.

BOARD RECRUITMENT POLICY

The NEHS Governance and Nomination Committee is responsible for having regard to a broad set of capabilities and competencies when recruiting members of the Board of the Company. The NEHS Governance and Nomination Committee is also responsible for putting in place a policy promoting diversity on the Board.

The Nomura Group is committed to providing equal opportunities throughout its Board appointments including in the recruitment, training and development of Board members. The objective is to attract the best possible candidates and to retain the best people.

BOARD DIVERSITY POLICY

The Nomura Group is committed to fostering its corporate culture which respects its people's values regardless of their background, including gender, nationality, ethnic origin, age, sexual orientation or gender identity, parental status or religious identity.

The Company is committed to building an environment where everyone can thrive. Not only does fostering a truly inclusive workplace help the Company to attract, retain and grow talent, but it also plays a crucial part in enhancing its competitive strength as a business.

The NEHS Governance and Nomination Committee has responsibility for leading the process for Board appointments and for identifying and nominating candidates for appointment to the Board. Board appointments will be based on merit and candidates will be considered against objective criteria. The Board currently has a diverse range of ages, geographical provenance, educational and professional backgrounds, skills, knowledge and experience which values input from all directors. The NEHS Governance and Nomination Committee will continue to ensure appropriate actions are taken to further broaden the diversity on the Company board.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

DIRECTORS' REPORT (CONTINUED)

EMPLOYEE ENGAGEMENT

The Company recognises the importance of engaging employees, considers employee opinions when making decisions and uses a variety of media to keep employees informed.

The Company utilises Nomura's Group policy of communicating with all its employees regularly, including UK employees, in order to provide information relevant to them about their employment and Nomura in line with the policy mentioned in the Strategic report.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

DIRECTORS' REPORT (CONTINUED)

THE WATES PRINCIPLES

For the year ended 31 March 2025, under The Companies (Miscellaneous Reporting) Regulations 2018, the Company has applied the Wates Corporate Governance Principles for Large Private Companies published by the Financial Reporting Council in December 2018. Examples of how the principle is followed are given below.

Principle One - Purpose and Leadership

The Board holds an annual strategy day and monitors the implementation of its strategy throughout the year. The Board's purpose and its strategy and priorities are communicated at regular town halls, and throughout the year in divisional leadership meetings, all employee email messages and Nomura news bulletins.

Nomura has established a comprehensive conduct risk framework to ensure good conduct is the solid foundation of Nomura's culture and is reflected in every aspect of how business is done. Nomura's aim is to ensure that its approach to conduct meets regulatory expectations and that this approach helps individuals to consider their behaviour and actions with a critical eye. The Board recognises that its commercial priorities can only be achieved through a business model that promotes and maintains a culture of robust controls, appropriate judgement, good behaviour and responsibility for one's actions. A key part of Nomura's conduct risk framework is the monitoring and management of the different types of conduct risks across both the Business and Corporate Functions. These risks are monitored through information captured on a monthly basis and reviewed through the Non-Financial Risk governance alongside thematic analysis of conduct breach trends. This enables senior management oversight of conduct risk trends, in order to take all necessary actions to manage and reduce it. Further, the Conduct Breach Review Committee is responsible for overseeing conduct issues at an employee level and escalating matters to the executive committees and Board as required.

The Company and its employees are expected to adhere to the Nomura Code of Conduct and are held accountable to NEHS Group Internal Policies and Procedures. Training and awareness are an important aspect of this, with Nomura employees receiving training to further strengthen awareness of conduct risk, how to manage it appropriately and embed good conduct firmly as part of Nomura's culture. Where employee behaviour is not in line with expectations, these breaches will be managed in line with the NEHS Breach Management Framework and escalated through the Executive and Board remuneration governance as necessary.

Once a year Nomura holds an annual Founder's Day and holds team discussions to explore areas of conduct and culture, including risk culture, and uses practical examples to support the continued focus in this area.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

DIRECTORS' REPORT (CONTINUED)

Principle Two - Board Composition

The Board composition is outlined on page 24. The size and composition are appropriate to the business and the Board is diverse with an appropriate balance of skills, knowledge and experience.

The Company has a separate Chair and Chief Executive Officer to ensure that independence of decision-making is effectively maintained. The Board uses committees as a method of expanding their work, increasing their efficiency and discussing important issues in detail. The Board committees (delegated to NEHS) include an Audit, Remuneration, Governance & Nomination and Risk Committee which further enhance decision-making. The Non-Executive Directors attend and chair the committees in order for them to challenge and have oversight of a range of areas across the business.

The Board monitors and periodically assesses the adequacy of corporate governance arrangements by undertaking a formal and rigorous periodic review of its own performance, that of its Committees and individual Directors, and takes steps to address any deficiencies. An external consultancy undertook an extensive effectiveness review of the Board and its Committees in April 2024. The Board Performance Review was undertaken by Clare Chalmers and recognised the progress made by the Firm in the three years since the previous review. The enhancements identified in the review are being implemented by the Company and tracked by the Board.

In order to ensure directors are equipped to perform their duties effectively, at the start of the term of office an induction programme is completed, which is supported by ongoing director development and training.

The Nomura Group is committed to continuing to build DEI into its Board appointments, including in the recruitment, training and development of Board members. The NEHS Governance and Nomination Committee leads the process of identifying and nominating candidates for appointment to the Board, ensuring appropriate actions are taken to further broaden the diversity of the Board and to nominate candidates for appointment based on merit and assessment against objective criteria.

A Board learning and development framework is in place to support Board members in updating their skills and knowledge. Board members attend regular internal and external training sessions and meet with senior management to update their knowledge and familiarity of the business, risk management and compliance.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

DIRECTORS' REPORT (CONTINUED)

Principle Three - Director Responsibilities

<u>Accountability</u>

There are clear lines of accountability and responsibility which support effective decision-making in the Company. Each Board member understands his or her responsibilities and accountabilities. The Board meets a minimum of six times per year, and holds an additional strategy day and mid-year strategy check-in where the Board and Executive leadership team discuss strategy, a medium term plan and budget planning.

In addition to their duties under the Companies Act 2006, the Company's directors have responsibilities under the Senior Managers & Certification Regime (SMCR). The directors who hold executive positions, or who are the Chair of the Board or a Board Committee, have been approved and registered as Senior Managers by the PRA and FCA.

<u>Committees</u>

The Committees support effective decision-making and independent challenge. The Board delegates authority for the day to day management to the NEHS Executive Committee, which meets regularly and is chaired by the Chief Executive Officer. Where responsibilities have been delegated to a committee or individual, these are clearly established within each committee's Terms of Reference, or through delegations of authority.

In addition, governance responsibilities are delegated to the NEHS Audit Committee, NEHS Remuneration Committee, NEHS Governance and Nomination Committee and NEHS Board Risk Committee. These committees are chaired by Non-Executive Directors to support and enhance independent decision-making. Brief reports are provided to the Board by the Chairs of those committees at each Board meeting.

<u>Integrity of Information</u>

The Board receives monthly MI on all key aspects of the business, which is challenged and reviewed by the Board to ensure the Board has access to the appropriate level of high quality information on financial performance, business performance, strategy, operational matters, health and safety, risks, market conditions and sustainability. MI is shared monthly with the FCA and PRA. Board papers are circulated in good time, with an executive summary outlining the purpose of each paper.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

DIRECTORS' REPORT (CONTINUED)

Principle Four - Opportunity and risk

The Board promotes the long-term sustainable success of the Company by identifying opportunities to create and preserve value and establishing the oversight for the identification and mitigation of risks. The Board has implemented frameworks to evaluate and control the possibility of potential losses arising from the NEHS Group's various operations and transactions. Following the successful implementation of the Risk Management Enhancement Programme, the Firm continues to embed risk culture and mature its risk frameworks.

The NEHS Risk Management Framework (which has been adopted by the Company) promotes consistency with the NEHS Group's business objectives and strategy, monitors risk against NEHS Group risk appetite and ensures that appropriate levels of governance and control are in place across NEHS Group businesses. The Risk Management Framework provides an effective platform for the Board to make informed and robust decisions.

The NEHS Group actively takes risk in support of its strategy and accepts that this exposes the Firm to all major risk types. The quantum of risk that the NEHS Group is willing to accept in pursuit of this strategy is set out in the Risk Appetite Statement ('RAS'). The RAS includes metrics which define the maximum consolidated level of risk for the Firm, as well as qualitative criteria which balance risk and reward. The RAS is refreshed, reviewed and presented to the NEHS Board Risk Committee ('BRC') to which the Board has delegated authority, on at least an annual basis.

The BRC meets at minimum six times in each calendar year, or as required by the Chair. The BRC provides oversight of and guidance to the Board on: the current risk profile of the NEHS Group; the NEHS Group's Risk Appetite and tolerance in the context of its strategy for the NEHS Group; the establishment and maintenance of an appropriate Risk Control Framework for the NEHS Group; the adequacy and completeness of the NEHS Group's systems and controls within its risk control framework; the identification, mitigation and/or (where possible) elimination of current and future risks for the NEHS Group; and the NEHS Group's compliance with applicable financial services laws, rules or regulations, and its relationship with all relevant regulatory authorities.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

DIRECTORS' REPORT (CONTINUED)

Principle Five - Remuneration

The Remuneration Committee's ('RemCo') primary objective is to set remuneration that is consistent with, and promotes, sound and effective risk management and does not encourage risk taking that exceeds the Group's risk appetite, or provide an incentive to breach the Group's policies and procedures, including the Employee Code of Conduct.

The RemCo has an established terms of reference and it is responsible for recommending to the Board remuneration policies in line with the Group's global remuneration strategy. In determining the Company's remuneration policy, the Committee takes into account relevant laws, applicable local and regional regulations, and regulatory guidance and the provision and recommendations of the UK Corporate Governance Code and associated guidance. In doing so, the Committee can take advice from independent external consultants on market practices and remuneration benchmarking against other companies in the sector.

Pay is aligned with performance and seeks to reward employees for long term value creation within Nomura's accepted risk appetite and by promoting and encouraging desired behaviours, in accordance with Nomura's Competency Framework and Founder's Principles. The directors' remuneration is disclosed on page 127.

The Company has introduced a number of direct measures to address gender balance and has given senior management individual accountability for achieving these targets. The Company is an equal opportunity employer and is committed to providing employees with a work environment free of discrimination and harassment regardless of age, disability, race, gender identity and gender expression, religion or belief, marriage and civil partnership, pregnancy and maternity, sex and or sexual orientation. All decisions relating to employment (including remuneration) are free from bias and are based on individual merit and objective work criteria.

Principle Six - Stakeholder relationships and engagement

The Board is committed to making the Company an increasingly well-rounded organisation, where everyone is proud to work. The Board reviews the survey results and assesses the workforce's confidence in the Company's strategic direction, leadership, optimism in the future and career opportunities, awareness of good governance and conduct and risk management policies.

The Board has overseen a number of people initiatives over the past years to improve employee engagement and relations, including promoting greater diversity and inclusion. The mean hourly rate between male and female employees, is regularly reviewed by the Board and the NEHS Remuneration Committee in line with Gender Pay reporting. The Company maintains measures to improve Diversity, Equity and Inclusion across the Company, including reviewing the recruitment, attrition and promotion of women through the MI and qualitative analysis of the workforce experiences of women and the introduction of individual accountability in achieving stretching diversity goals as part of senior management's annual performance objectives in the NEHS balanced scorecard. The Company also continues to build an improved dataset of other diversity characteristics to ensure that we have a population that reflects the countries in which we operate.

The Board also recognises Nomura's duty to help maintain trust in the integrity of the markets in which we operate. The NEHS Group seeks to ensure that the actions or conduct of the firm, or our staff, do not put this at risk. This is achieved through training, awareness raising, and the maintenance of controls and the monitoring of activities.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

DIRECTORS' REPORT (CONTINUED)

STATEMENT OF CORPORATE GOVERNANCE ARRANGEMENTS

The Board is committed to high standards of corporate governance and the Company's corporate governance framework is subject to ongoing review, assessment and improvement.

The Board has responsibility for the oversight, governance and direction of the business and affairs of the Company. The Board has delegated authority to the NEHS Board and Committee structure to consider matters on behalf of the Company, as appropriate. In accordance with the Terms of Reference of the relevant NEHS Committees, those committees, where appropriate, have authority to review and approve matters on behalf of the Company. This authority does not extend to any matters which are reserved for decision by the Board. The Board is charged with ensuring the corporate objectives for the Company are achieved and are consistent with those of NHI. As a result, the Company's Board has not established its own Audit, Risk, Remuneration or Nomination committees. The Chair of each of the NEHS Board Committees provides a brief update of proceedings to the NEHS Board at each subsequent Board meeting.

The Board has approved a formal schedule of matters reserved for its own decision, detailing the specific responsibilities which the Board may not delegate. In order to discharge its duties effectively the Board meets at least six times per year. Additional meetings of the Board are held when required. The quorum needed for business to be carried out is two Directors, as set out in the Articles of Association of the Company (the "Articles"). However, attendance of the full Board is ensured whenever possible. Decisions of the Board will be decided by a majority vote of the Board members in attendance as detailed in the Articles.

The NEHS Governance and Nomination Committee has responsibility for leading the process for Board appointments and for identifying and nominating candidates for appointment to the Board. Board appointments will be based on merit and candidates will be considered against objective criteria. The Company strives to maintain a Board in which a diverse range of skills, knowledge and experience are combined in an environment which values the input of every Director.

The members of the Board take their responsibilities as Directors very seriously and are mindful of the duties outlined in the Companies Act 2006 at all times. As part of the detailed induction programme received by all Directors on joining the Board, the Company Secretary spends time with each Director outlining their roles and responsibilities in this context. The letters of appointment for Non-Executive Directors also outline the duties to which the Directors are required to adhere.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

DIRECTORS' REPORT (CONTINUED)

STREAMLINED ENERGY & CARBON REPORTING

In 2010, NIP embarked on a journey to measure, manage and reduce our GHG footprint. NIP contributes to the Nomura Group target of achieving net zero GHG emissions from own operations by 2030.

Methodology

Nomura's performance is reflected in line with the GHG Protocol Corporate Accounting and Reporting Standard (revised edition). For SECR purposes, our UK carbon reporting activities cover Scope 1, 2 & 3 emissions as listed below.

- Scope 1 - Direct emissions over which Nomura has management control, this includes gas, diesel and HVO from generator usage, fugitive emissions & company-owned vehicle.
- Scope 2 - Indirect emissions over which Nomura has management control, this includes electricity.
- Scope 3 - Other indirect emissions, this includes both road travel and grey fleet

The reporting scope includes only the activities undertaken at UK sites directly controlled by Nomura International Plc. This decision has been taken to reflect the level of operational control the Nomura Real Estate and Services ("RE&S") division has to measure, influence, and reduce emissions.

The fullest range of available emission data have been included for each site. Data is gathered on an ongoing basis, with primary evidence being sourced from office managers and managed centrally by the Carbon Management team based at One Angel Lane. The Nomura Group carbon footprint is audited annually via Tokyo head office to provide verification prior to reporting in external forums.

To better reflect the environmental benefit of purchasing renewable energy, we report our emissions from electricity in two ways: using both a 'market-based' and 'location-based' method. The market-based emissions method reflects the emissions from the electricity that a company is using, which may be different from emissions for the electricity that is generated as a UK average. For example, different electricity suppliers emit greenhouse gases depending on the energy source or technology, and companies who have invested in their own renewable or low carbon energy generation by this method can show the actual emissions level for the energy used.

The primary metrics that Nomura uses for normalising emissions for inter-office and annual comparison are Floor area (m^2) and headcount.

UK Annual Energy & Carbon

In 2024/25, Nomura International Plc., have an adjusted footprint (location-based) of 8,354 tCO2e, equating to an absolute decrease of 216 tCO2e compared to the previous year.

When accounting for the purchasing of renewable energy, Nomura International Plc has an adjusted footprint of 1,371 tCO2e in 2024/25, a decrease of 47 tCO2e compared to the previous year.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

DIRECTORS' REPORT (CONTINUED)

UK Annual Energy & Carbon (continued)

The final figures are summarised in the tables below:

Scope 1	Gas (kwh)	(tCO2e)	Diesel (kwh)	(tCO2e)	Company Vehicle Fuel (kwh)	(tCO2e)	HVO (kwh)	(tCO2e)	Refrigerants (tonnes)	(tCO2e)
2023/24	2,518,795	461	31,168	8	-	-	29,329	1.04	0.22	295
2024/25	2,524,939	461	14,989	3	-	-	14,162	0	0.18	245

Scope 2	Electricity (kwh)	Electricity (location) (tCO2e)	Electricity (market) (tCO2e)
2023/24	34,536,763	7,152	0
2024/25	33,809,148	6,997	14

Scope 3	Travel-Grey Fleet (miles)	(tCO2e)	Travel Car Service (miles)	(tCO2e)
2023/24	46,691	11	89,407	24
2024/25	23,297	6	99,914	24

Adjusted Footprint (TCO2e)	Scope 1	Scope 2	Scope 3	Total
2023/24	765	7,152	654	8,571
2024/25	709	6,997	648	8,354

Intensities	tCO2/m2	tCO2/desk
2023/24	0.28	-
2024/25	0.28	-

There have been multiple enhancements to Nomura's methodology following the implementation of a new data management system called Cority. Consumption of liquid fuels, such as the diesel and biodiesel used in One Angel Lane's backup generators, was previously captured in the month that the maintenance test was run, and now will be reported spread throughout the year. Current figures may be amended in future reporting if a generator test replaces estimated data with actuals. This year has shown a decrease in backup generator emissions because One Angel Lane delayed a generator test which caused the test to fall outside of the reporting period.

Market-based electricity emissions have increased this year because the One Angel Lane public bridge lift and Gloucester Gate renewable electricity contracts terminated this year, causing both functions to be supplied with standard grid electricity for a portion of the reporting period. Nomura is working with suppliers to reinstate these renewable contracts.

Natural gas consumption and emissions have also been updated this year to reflect improvements to data quality. 2023/24 data has been re-apportioned based on a yearly average floor area to reflect increased visibility over the occupied floor area throughout the year.

Refrigerant emissions in 2023/24 have also been recalculated upon identification of a historic mis-categorisation of R134a. This change has decreased the emissions in the reporting period from 433 to 295 tCO2e.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

DIRECTORS' REPORT (CONTINUED)

UK Annual Energy & Carbon (continued)

Visibility over grey fleet data has improved this year and as a result, some mileage which was previously thought to have fallen into SECR scope has been excluded. Additionally, in previous reporting, it was assumed that NIP's car service operated using diesel fuel only. This assumption has been refined to include petrol, hybrid, and other fuel types. Nomura will continue to endeavour to improve data quality in this area for future reporting cycles.

For completeness, Nomura is reporting on transmission and distribution emissions for electricity in Scope 3 in addition to grey fleet and car service emissions.

Efficiency Measures

Nomura are highly conscious of the unprecedented crisis in our global environment and are dedicated to reducing our GHG emissions to limit our environmental impacts.

Our greatest impact on the environment comes from the power we in use in our offices and buildings. Good practice managing energy is already an important part of Nomura's Real Estate & Services policies and is now part of the fabric of how the group is run.

This can be highlighted in the number of energy efficiency projects we have undertaken across our UK sites. During the reporting period Nomura have undertaken the following initiatives:

- Work has continued on improving the energy efficiency of lighting at the One Angel Lane site. The replacement of fluorescent lighting for LED in several areas of the site is expected to generate an annual estimated saving of 75,130 kWh.
- A Building Energy Management System (BeMS) upgrade has taken place at the Gloucester Gate site. This has provided automated controls of the heating systems and allows for greater monitoring of temperature across the site. This project is estimated to save approximately 59,035 kWh per year.

GOING CONCERN

The Company's business activities, together with the factors likely to affect its future development, performance and position are set out in this Strategic Report. In addition, the Company's approach to managing credit and liquidity risk is described in Note 15 of the Financial Statements. Its capital management procedures and available capital resources are presented and described separately in Note 18 of the Financial Statements.

The Directors are not aware of any material uncertainties related to events or conditions that cast doubt about the ability of the Company to continue as a going concern. They have therefore prepared the financial statements on a going concern basis for at least 12 months from approval of these financial statements.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

DIRECTORS' REPORT (CONTINUED)

DISCLOSURE OF INFORMATION TO AUDITORS

The Directors who were members of the Board at the time of approving the Directors' report are listed on page 19. Having made enquiries of fellow Directors and of the Company's auditors, each of these Directors confirms that:

- to the best of each Director's knowledge and belief, there is no information relevant to the preparation of their report of which the Company's Auditors are unaware; and
- each Director has taken all the steps a Director might reasonably be expected to have taken to be aware of relevant audit information and to establish that the Company's Auditors are aware of that information.

AUDITORS

The Auditors, Ernst & Young LLP, have expressed their willingness to continue in office and a resolution re-appointing them as Auditors and authorising the Directors to determine their remuneration will be proposed at the Annual General Meeting.

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors are responsible for preparing the Directors' Report, the Strategic Report and the Company's financial statements in accordance with applicable United Kingdom law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have elected to prepare the financial statements in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework (FRS 101).

Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those financial statements, the Directors are required to:

- present fairly the financial position, financial performance and cash flows of the Company;
- select suitable accounting policies and then apply them consistently;
- make judgements and accounting estimates that are reasonable and prudent;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in FRS 101 is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Company's financial position and financial performance;
- state whether the financial statements have been prepared in accordance with FRS 101.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions, and disclose with reasonable accuracy, at any time, the financial position of the Company and enable them to ensure that the Company's financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are also responsible for preparing the Directors' Report and the Strategic Report in accordance with the Companies Act 2006 and applicable regulations.



NOMURA INTERNATIONAL PLC

YEAR ENDED 31 MARCH 2025

DIRECTORS' REPORT (CONTINUED)

BY ORDER OF THE BOARD AT A MEETING HELD ON 16 July 2025



Christopher Barlow
Company secretary

16 July 2025

Company Registration number 1550505



NOMURA INTERNATIONAL PLC

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF NOMURA INTERNATIONAL PLC

Opinion

We have audited the financial statements of Nomura International Plc ("the Company") for the year ended 31 March 2025 which comprise the Statement of comprehensive income, the Statement of changes in equity, the Statement of Financial Position, the Statement of cash flows, and the related notes 1 to 28 including material accounting policy information. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards including FRS 101 "Reduced Disclosure Framework (United Kingdom Generally Accepted Accounting Practice).

In our opinion, the financial statements:

- give a true and fair view of the company's affairs as at 31 March 2025 and of its loss for the year then ended;

- have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and

- have been prepared in accordance with the requirements of the Companies Act 2006.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We are independent of the company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to other entities of public interest, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors' assessment of the company's ability to continue to adopt the going concern basis of accounting included the following:
- We evaluated the directors' going concern assessment, which covered a period of twelve months from the date of approval of the Financial Statements. This assessment included their evaluation of future profitability, regulatory capital, liquidity and funding positions. In addition, we assessed these positions considering management's stress tests which included consideration of principal and emerging risks. The Company's risk profile was considered including credit risk, compliance and operational risk.
- In conjunction with our walkthrough of the Company's financial close process, we confirmed our understanding of management's going concern assessment process and challenged management on the inclusion of key factors in their assessment.
- We considered the Company's operational resilience under current uncertain geopolitical and economic outlook including the operations of its service providers and the dependencies of the Company to Nomura Holdings Inc., and to Nomura Europe Holdings plc group.



NOMURA INTERNATIONAL PLC

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF NOMURA INTERNATIONAL PLC (CONTINUED)

- We obtained and reviewed the documentation related to the expectation and ability of the ultimate parent Company, Nomura Holdings Inc., to continue to provide financial and operational support to the Company.
- We reviewed the Company's going concern disclosures included in the annual report for conformity with the reporting standards.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the company's ability to continue as a going concern for a period of at least twelve months from the date of approval of the Financial Statements.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the company's ability to continue as a going concern.

Other information

The other information comprises the information included in the annual report, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

- the strategic report and directors' report have been prepared in accordance with applicable legal requirements.



NOMURA INTERNATIONAL PLC

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF NOMURA INTERNATIONAL PLC (CONTINUED)

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or directors' report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:
- adequate accounting records have not been kept or returns adequate for our audit have not been received from branches not visited by us; or
- the financial statements are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

Responsibilities of directors

As explained more fully in the directors' responsibilities statement set out on page 30, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below. However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the entity and management.



NOMURA INTERNATIONAL PLC

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF NOMURA INTERNATIONAL PLC (CONTINUED)

Our approach was as follows:

- We obtained an understanding of the legal and regulatory frameworks that are applicable to the company and determined that the most significant are those that relate to the regulations and supervisory requirements of the Prudential Regulation Authority (PRA), Financial Conduct Authority (FCA), National Futures Association (NFA), Commodities Futures Trading Commission (CFTC), U.S. Securities and Exchange Commission (SEC), FRS 101 reporting framework, Companies Act 2006 and the relevant tax compliance regulation in the United Kingdom.
- We understood how the Company is complying with those frameworks by making enquiries of Directors and management for their awareness of any non-compliance with laws and regulations and inquiring how the Company maintains and communicates its policies and procedures that have been established to prevent non-compliance with laws and regulations by officers and employees as well as through the evaluation of corroborating documentation. We corroborated our inquiries through review of minutes of management and board of directors' meetings.
- We assessed the susceptibility of the company's financial statements to material misstatement, including how fraud might occur by considering the risk of management override and assuming revenue recognition to be a fraud risk. Our procedures included obtaining an understanding of the risks and the Company's controls and processes. We performed detailed substantive procedures for each area to address the fraud risks. These procedures include journal entry testing, which targeted transactions or postings that have certain characteristics which could be indicative of fraudulent activity and substantially tested the appropriateness of these postings.
- We evaluated whether management's judgements used in developing accounting estimates indicated possible bias.
- Throughout the course of the audit, we maintained professional scepticism recognizing the possibility that a material misstatement due to fraud could exist. While performing our audit procedures we did not only seek corroborative evidence to support management's assertions, where applicable we searched for contradictory evidence in order to challenge management's assertions.
- Based on this understanding we designed our audit procedures to identify noncompliance with such laws and regulations. Our procedures involved enquiries of management and those responsible for legal and compliance matters. We tested controls and performed procedures to respond to the fraud risks as stated above. We also reviewed correspondence between the Company and regulatory bodies, reviewed minutes of the Board and relevant committee meetings.
- The Company operates in a regulated environment. We have obtained an understanding of the regulations and the potential impact on the Company and, in assessing the control environment, we have considered the compliance of the Company to these regulations as part of our audit procedures.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.



NOMURA INTERNATIONAL PLC

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF NOMURA INTERNATIONAL PLC (CONTINUED)

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Ernst & Young LLP

Nicholas Dawes (Senior statutory auditor)
for and on behalf of Ernst & Young LLP, Statutory Auditor

London
22 July 2025



NOMURA INTERNATIONAL PLC

STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 MARCH 2025

Note		Year ended 31 March 2025 $'000	Year ended 31 March 2024 $'000
2	**TRADING PROFIT**	1,873,320	1,523,214
3	Interest income calculated using effective interest method	187,822	286,061
3	Other interest and similar income	8,188,469	7,888,170
3	Interest expense calculated using the effective interest method	(634,146)	(585,571)
3	Other interest and similar expenses	(8,133,695)	(7,821,804)
	Net interest (expense)/income	(391,550)	(233,144)
	General and administrative expenses	(1,429,035)	(1,344,046)
5, 15	Impairment (charge)/release	(3,578)	795
4	**OPERATING PROFIT/(LOSS)**	49,157	(53,182)
	Interest expense on subordinated borrowings	(89,974)	(90,969)
	LOSS BEFORE TAXATION	(40,817)	(144,151)
7	Taxation on profit	18,782	19,424
	LOSS FOR THE FINANCIAL YEAR	(22,035)	(124,727)
	OTHER COMPREHENSIVE (LOSS)/GAIN: **Items that can be reclassified to profit and loss**		
	Foreign currency (loss)/gain	20	(241)
	TOTAL COMPREHENSIVE PROFIT/(LOSS) FOR THE YEAR	(22,015)	(124,968)

The notes on pages 42 to 136 form part of these financial statements.

All profits and losses noted above are derived from continuing activities.

The foreign currency gains and losses resulting from the translation of foreign operations will be reclassified into profit or loss on its disposal or liquidation.



NOMURA INTERNATIONAL PLC

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 MARCH 2025

	Called-up Share Capital	Share Premium	Other Reserves	Capital Redemption Reserve	Share-based Payment Reserve	Retained Earnings	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At 1 April 2024	3,241,227	27,479	(272)	184,498	1,350,346	387,265	5,190,543
Profit for the year	-	-	-	-	-	(22,036)	(22,036)
Other comprehensive loss	-	-	20	-	-	-	20
Total comprehensive gain/(loss)	-	-	20	-	-	(22,036)	(22,016)
Share-based payment reserve	-	-	-	-	40,769	-	40,769
At 31 March 2025	**3,241,227**	**27,479**	**(252)**	**184,498**	**1,391,115**	**365,229**	**5,209,296**
At 1 April 2023	3,241,227	27,479	(31)	184,498	1,304,941	511,992	5,270,106
Loss for the year	-	-	-	-	-	(124,727)	(124,727)
Other comprehensive gain	-	-	(241)	-	-	-	(241)
Total comprehensive gain/(loss)	-	-	(241)	-	-	(124,727)	(124,968)
Share-based payment reserve	-	-	-	-	45,404	-	45,404
At 31 March 2024	**3,241,227**	**27,479**	**(272)**	**184,498**	**1,350,345**	**387,265**	**5,190,542**



NOMURA INTERNATIONAL PLC

STATEMENT OF FINANCIAL POSITION AT 31 MARCH 2025

Note		Year Ended 31 March 2025 $'000	Year Ended 31 March 2024 $'000
	Assets		
8	Cash and cash equivalent	2,217,800	3,815,328
8	Financial assets held for trading*	71,397,648	142,892,167
8	Investment time deposits	208,009	203,939
	Current tax receivable and other group tax receivable	46,739	52,506
8	Collateral posted for securities purchased under agreements to resell	57,249,717	54,281,016
8	Collateral posted for securities borrowed	6,957,641	4,849,795
10	Other debtors	13,877,071	17,013,142
8	Financial investments	11,517	11,341
	Tangible assets	18,221	23,176
	Intangible assets	1,341	3,798
11	Investment in subsidiaries		
	Investment in group companies	13,101	13,101
	Total Assets	151,998,805	223,159,309
	Liabilities		
8, 15	Financial Liabilities held for trading	61,088,676	133,699,023
12	Other creditors	21,532,845	18,554,118
8	Collateral received for securities sold under agreements to repurchase	43,306,462	44,240,069
8	Collateral received for securities loaned	5,717,387	5,626,453
	Provisions	75,079	95,246
8, 13	Creditors (amounts falling due after more than one year)	15,069,060	15,753,857
	Total Liabilities	146,789,509	217,968,766
	Shareholders' funds		
14	Called up share capital	3,241,227	3,241,227
	Share premium	27,479	27,479
	Capital redemption reserve	184,498	184,498
	Other reserve	(252)	(272)
	Share-based payment reserve	1,391,115	1,350,346
	Retained earnings	365,229	387,265
	Total Equity	5,209,296	5,190,543
	Total Liabilities and Equity	151,998,805	223,159,309

Of financial assets held for trading, assets pledged as collateral are $6,613,592,000 (FY24: $4,042,481,000)

Approved and signed by the board of Directors on 16 July 2025.

John Tierney,
Director

The notes on pages 42 to 136 form part of these financial statements.

NOMURA INTERNATIONAL PLC

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 31 MARCH 2025

	Year Ended 31 March 2025 $'000	Year Ended 31 March 2024 $'000
Cash flows from operating activities		
Profit/(Loss) before taxation	(40,817)	(144,151)
Adjustments to reconcile profit/(loss) before tax to net cash flows		
Depreciation and amortisation	10,131	11,072
Interest expense on subordinated borrowings	89,974	90,969
Amortisation of prepaid software expenses	44,128	53,459
Provisions	2,582	8,883
Share-based payment expense for the year	40,769	45,404
Other reserves released	20	(241)
Foreign exchange gain/(loss)*	(86,984)	(766,708)
Changes in operating assets and liabilities		
Net change in financial assets held of trading	71,494,519	18,229,924
Net change in collateral posted for securities purchased under agreements to resell	(2,968,702)	5,115,334
Net change in collateral posted for securities borrowed	(2,107,846)	856,539
Net change in other debtors	2,710,420	(2,116,445)
Net change in investment in time deposits	(4,070)	(144,401)
Net change in financial liabilities held for trading	(72,610,346)	(19,925,577)
Net change in collateral received for securities sold under agreements to repurchase	(933,607)	(4,145,576)
Net change in collateral received for securities loaned	90,934	1,422,400
Net change in other creditors	2,938,271	(878,339)
Net change in financial investments	(176)	(680)
Settlement of provision	(22,859)	(34,916)
Income tax received/(paid)	24,549	10,477
Net cash flow from operating activities	**(1,329,110)**	**(2,312,572)**
Cash flows from investing activities		
Internally generated software	(48,999)	(53,295)
Purchase of fixed assets	(3,006)	(8,548)
Proceeds from disposal of fixed assets	287	327
Net cash used in investing activities	**(51,718)**	**(61,516)**
Cash flows from/(used in) financing activities		
Proceeds from borrowings and other liabilities	1,027,700	2,834,990
Repayment of borrowings and other liabilities	(1,494,492)	(683,949)
Interest expense on subordinated borrowings	(89,974)	(90,969)
Payment of principal portion of lease liabilities	(950)	(904)
Net cash from financing activities	**(557,716)**	**2,059,168**
Net decrease in cash and cash equivalents	**(1,938,544)**	**(314,920)**
Cash and cash equivalents at 1 April	**3,738,266**	**4,128,729**
Net foreign exchange differences*	89,507	75,541
Cash and cash equivalents at 31 March	**1,710,215**	**3,738,268**



NOMURA INTERNATIONAL PLC

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 31 MARCH 2025 (CONTINUED)

	Year Ended 31 March 2025 $'000	Year Ended 31 March 2024 $'000
Included within operational cash flows		
Interest paid	(9,028,179)	(8,219,052)
Interest received	8,682,784	8,060,995

	31 March 2024	Cash flows	Non Cash changes	31 March 2025
	$'000	$'000	$'000	$'000
Lease liabilities	4,696	(1,060)	(262)	3,375
Borrowings and other liabilities	14,493,857	(466,793)	(218,004)	13,809,060
Subordinated debt	1,260,000	(89,974)	89,974	1,260,000
Total liabilities from financing activities	**15,758,554**	**(557,826)**	**(128,292)**	**15,072,435**

	31 March 2023	Cash flows	Non Cash changes	31 March 2024
	$'000	$'000	$'000	$'000
Lease liabilities	5,708	(1,032)	20	4,696
Borrowings and other liabilities	15,582,585	(1,088,728)	-	14,493,857
Subordinated debt	1,260,000	(90,969)	90,969	1,260,000
Total liabilities from financing activities	**16,848,293**	**(1,180,729)**	**90,989**	**15,758,554**

Cash equivalents balance is presented as gross on the Statement of Financial Position. An overdraft of $476,590,000 (2024: $77,062,000) reported as 'other creditors' is considered as cash for the presentation in Statement of Cash Flows.

Balances relating to foreign exchange movement in cash and cash equivalents have been reclassified from foreign exchange gain to net foreign exchange differences to reflect the effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025

1   ACCOUNTING POLICIES

(a)   Basis of Accounting

The Company has prepared financial statements in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework (FRS 101).

The financial statements have been prepared under the historical cost convention, except for derivative and non-derivative financial instruments measured at fair value through profit or loss (FVTPL), and in accordance with the Companies Act 2006.

The Company has taken advantage of applicable disclosure exemptions under FRS 101, including:

- the requirement in paragraph 38 of IAS 1 'Presentation of Financial Statements' to present comparative information in respect of paragraph 79(a)(iv) of IAS 1 regarding the reconciliation of outstanding shares, paragraph 10(f) and 40A of IAS 1 regarding the presentation of the statement of financial position if retrospective restatement of items is made in the financial statements, paragraph 73(e) of IAS 16 regarding the reconciliation of opening to closing balances for fixed assets and paragraph 118(e) of IAS 38 regarding the reconciliation of opening to closing balances for intangible assets;

- the requirements of paragraphs 45(b) and 46 to 52 of IFRS 2 Share-based Payments so that only the descriptions of the share-based payments, the range of exercise prices and weighted average remaining contractual life of the share options outstanding; and the weighted average share price on exercised options is required to be disclosed;

- the requirements of paragraphs 30 and 31 of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to disclose standards that have been issued but are not yet effective;

- the requirements of paragraph 17 of IAS 24 Related Party Disclosures to disclose key management personnel compensation; and

- the requirements in IAS 24 Related Party Disclosures to disclose related party transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by such a member.

The Company's business activities, together with the factors likely to affect its future development, performance and position are set out in the Strategic Report and the Directors' Report.

The Company has taken advantage of the exemption under section 401 of the Companies Act 2006 from having to prepare consolidated accounts since it is a wholly owned subsidiary of NEHS and its ultimate parent NHI. The Company is included in the consolidated financial statements of NHI. See Note 28 for further details on NEHS and NHI.

The Company's management has assessed its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future of at least twelve months from the date of approval of the Financial Statements. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Company's ability to continue as a going concern. Therefore, the Financial Statements continue to be prepared on the going concern basis.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

1   ACCOUNTING POLICIES (continued)

(b)   New standards, interpretations and amendments thereof, adopted by the Company

The accounting policies are consistent with those of the previous financial year. The Company has not additionally adopted any material applicable amendments to accounting standards for the year ended 31 March 2025.

(c)   Significant accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities, at the end of the reporting period.

Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

In the process of applying the accounting policies, management has made the following significant estimates and assumptions:

- **Fair value of financial instruments**: Where there is no active market for a financial instrument, fair value is determined using valuation techniques that include the use of valuation models and which could require judgement and estimates;
- **Deferred tax assets**: Deferred tax assets are recognised in respect of tax losses to the extent it is probable that future taxable profit will be available against which the tax losses can be utilised. Carrying value of deferred tax assets are disclosed in Note 7;and
- **Provisions and contingent liabilities:** The Company operates in an environment that by nature has a heightened element of litigation and regulatory risk inherent to its operations and as a result is involved in legal matters. For each matter, the Company assesses whether losses are probable and reliably measurable to determine recognition and disclosure requirements for these Financial Statements **(see Note 1(i))**. Given the subjectivity and uncertainty of making these assessments, the Company takes into account various factors including legal advice and progress of the case, and applies significant judgement to conclude on amounts reported.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

1   ACCOUNTING POLICIES (continued)

(d)   Financial Instruments

i.   Initial recognition and measurement

The Company recognises most financial instruments, including loans and advances, debt securities issued, secured financing transactions and regular-way purchases or sales of financial assets, on settlement date i.e. date of delivery. The Company recognises other financial instruments, including derivatives, on trade date.

For financial instruments recognised on settlement date, changes in fair value between trade and settlement date are recognised in profit or loss for instruments at fair value through profit or loss ("FVTPL").

All financial instruments are initially measured at fair value plus, for instruments measured at amortised cost, directly attributable transaction costs.

ii.   Day 1 profit or loss

The fair value of a financial instrument at initial recognition is normally the transaction price, however in some cases, it is based on valuation techniques and different to transaction price. Where the valuation technique incorporates only observable market parameters, the difference between fair value and transaction price is recognised in profit or loss. Where the valuation technique incorporates significant unobservable parameters, the difference between fair value and transaction price is deferred, and subsequently recognised in profit or loss over the life of the transaction on an appropriate basis, or when the inputs become observable, or when the instrument is derecognised.

iii.   Classification and subsequent measurement

The Company classifies and subsequently measures financial assets at amortised cost, held for trading, mandatorily or designated at FVTPL based on its business model for managing the assets and an instrument's contractual cash flow characteristics. The Company classifies and subsequently measures financial liabilities, except for certain loan commitments and financial guarantees, at amortised cost, held for trading or designated at FVTPL. Financial instruments classified as held for trading are measured at FVTPL.

iv.   Financial assets or liabilities held for trading

Financial instruments are classified as held for trading on the Statement of Financial Position where:
- the business unit actively and frequently originates or purchases financial assets (or issues or incurs financial liabilities) with the intention to sell (or repurchase or redeem) in the foreseeable future;
- the financial assets are part of a portfolio managed together for the purpose of short-term profit making;
- the financial liabilities are short sales of financial assets; or
- they are derivatives.

Financial instruments held for trading are generally recognised as regular-way transactions on settlement date, except for derivatives recognised on trade date. Derivatives are presented as financial assets/(liabilities) if their fair value is positive/(negative). Subsequent changes in fair value are recognised as "principal transactions" in trading profit or loss.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

1   ACCOUNTING POLICIES (continued)

(d)   Financial Instruments (continued)

v.   Financial assets at amortised cost

The Company classifies and measures "investment time deposits", "other debtors" that are financial assets and other financial assets at amortised cost if the asset is held within a hold to collect business model and its contractual terms meet the SPPI test.

Business model assessment
The Company determines its business model at the level that best reflects how it manages groups of financial assets to achieve its business objectives, how information is reported to management, frequency, value and timing of sales and the complexity or potential differences in underlying business models. In a hold to collect business model, the Company holds a portfolio of financial assets with the strategy of collecting their contractual cash flows.

SPPI test
The Company assesses contractual terms of a financial asset for whether it gives rise on specified dates to cash flows that are "solely payments of principal and interest". For the test, "principal" is the fair value of the financial asset at initial recognition and "interest" is the consideration for time value of money, credit risk, other basic lending risks and costs, and profit margin.

A financial asset with contractual terms that introduce more than de minimis exposure to risks unrelated to a basic lending arrangement fails the SPPI test and is classified as mandatory at FVTPL, irrespective of business model.

Financial assets at amortised cost are initially measured at fair value and subsequently at amortised cost using the effective interest method less Expected Credit Loss (ECL) allowance **(See Note 1(d)(viii))**. Interest is recognised in "Interest income calculated under effective interest method" and ECL and reversals of ECL are recognised in "Credit impairment (charge)/release" in the Statement of Comprehensive Income.

vi.   Secured financing transactions mandatory or designated at FVTPL

The Company enters into repurchase, reverse repurchase and securities lending and borrowing transactions which are generally recognised as secured financing transactions consistent with their economic substance.

The Company does not recognise securities received under reverse repurchase or securities borrowing transactions where the counterparty retains substantially all the risks and rewards of ownership. Instead, the Company recognises consideration paid as an asset within "Collateral posted for securities purchased under agreements to resell" and "Collateral posted for securities borrowed", respectively, on settlement date at fair value. These assets are managed on a fair value basis and classified as mandatory at FVTPL.

Conversely, the Company does not derecognise securities transferred under repurchase or securities lending transactions where it retains substantially all of the risks and rewards of ownership. Instead it recognises cash received as an asset and the obligation to return cash as a liability within "Collateral received for securities sold under agreements to repurchase" and "Collateral received for securities loaned", respectively, on settlement date at fair value. At initial recognition, the Company designates these liabilities as FVTPL as they are part of a group of financial instruments managed on a fair value basis.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

1   ACCOUNTING POLICIES (continued)

(d)   Financial Instruments (continued)

vi.   Secured financing transactions mandatory or designated at FVTPL (continued)

Subsequent changes in fair value of "Collateral received…" and "Collateral posted…" are recognised as "principal transactions" in trading profit or loss, except for interest and dividend income or expense which is recognised in "Other interest and similar income/expense".

Securities lending or borrowing transactions may solely involve the exchange of securities (known as "securities vs securities transactions"). Since no cash is exchanged and criteria for derecognition of transferred securities are not met, these transactions are not recognised on balance sheet. Income and expenses arising on such transactions is reported in "Other interest and similar income/expense".

If the Company subsequently sells securities received in reverse repo and securities borrowing transactions to third parties, it recognises the obligation to return the securities as a short sale within "financial liabilities held for trading".

For repurchase, reverse repurchase and securities vs securities transactions, payments or receipts of cash margin are recognised as separate receivables and payables. For securities lending and borrowing transactions other than securities vs securities transactions, payments or receipts of cash margin adjust the "Collateral received…" or "Collateral posted…" balances. For all of these transactions, non-cash margin transferred (received) are not derecognised (recognised) as derecognition criteria is not met.

vii.   Creditors and other creditors at amortised cost or designated at FVTPL

Creditors and other creditors comprise non-trading financial liabilities carried at amortised cost unless the designated at FVTPL.

At initial recognition, the Company may designate a financial liability at FVTPL if:

• designation eliminates or significantly reduces an accounting mismatch that otherwise arises;
• the financial liability is part of a group of financial instruments managed on a fair value basis; or
• the financial liability contains an embedded derivative that is required to be bifurcated unless the entire instrument is designated at FVTPL.

Financial liabilities at amortised cost are initially recognised on settlement date. After initial measurement, these instruments are subsequently measured at amortised cost using the effective interest method.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

1   ACCOUNTING POLICIES (continued)

(d)   Financial Instruments (continued)

viii.   Impairment of financial instruments

The Company recognises an expected credit loss (ECL) allowance for loans and other debt financial assets measured at amortised cost, loan commitments and written financial guarantees not measured at FVTPL, and lease receivables (all referred to as "instruments" in this section).

ECL represents the difference between contractual and expected cash flows of an instrument, generally discounted at an appropriate effective interest rate. An ECL allowance is measured either based on all possible default events over expected life of the instrument or maximum contractual period of exposure (lifetime ECL) or the portion of lifetime ECL from possible default events within 12 months of reporting date (12 month ECL).

The Company calculates ECL either for an individual instrument or portfolio of similar instruments with key inputs being:

- Staging approach applied to the instrument as follows (unless the instrument qualifies for the low credit risk practical expedient or basic staging approach discussed later in this section):

Staging	Scope	Measurement of ECL allowance
Stage 1	Performing instruments	12 months ECL
Stage 2	Underperforming instruments	Lifetime ECL
Stage 3	Credit-impaired instruments	Lifetime ECL
POCI	Instruments that are purchased or originated credit impaired	Cumulative changes in lifetime ECL since initial recognition (as lifetime ECL is incorporated into POCI instruments' initial measurement)

- Probability of Default ("PD") of the obligor as determined by the Company's internal credit rating for the instrument based on industry data and historical experience. Forward-looking information is incorporated into PD inputs by forecasting economic scenarios and adjusting the base case inputs for at least one more optimistic and pessimistic scenario.
- Loss Given Default ("LGD") as determined by class of instrument based on historical experience of loss and recovery rates for similar instruments and other relevant industry data.
- Credit Exposure at Default ("CEAD") which for revolving and non-revolving loan commitments, is the estimated drawn facility amount at the time of default, and for funded instruments, is usually the current gross carrying value of the instrument.

At initial recognition, an instrument is Stage 1 unless it is credit-impaired and therefore POCI. Subsequently, the Company determines whether a significant increase in credit risk has occurred using primarily the Company's internal credit rating of the non-POCI instrument at initial recognition vs the reporting date. The Company reclassifies an instrument to Stage 2 usually when its rating has declined by more than a specific number of notches or payments are 30 days or more past due, and to Stage 3 if it becomes credit-impaired, which is generally upon a default or when payments are 90 days or more past due.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

1   ACCOUNTING POLICIES (continued)

(d)   Financial Instruments (continued)

    viii.   Impairment of financial instruments (continued)

An instrument may be reclassified to Stage 1 or 2 when its credit risk improves, though a credit-impaired instrument generally remains Stage 3 until the obligor cures the reasons for credit-impairment or there has been a sustained observable period (typically 6 months or more) of repayment.

Credit-impaired instruments individually assessed for impairment are typically written-off when further cash flows are deemed uncollectible and all commercially reasonably means of recovery are exhausted. Write-offs are initially recognised against any existing ECL allowance and are considered (partial) derecognition of the instrument. Any cash recovery on previously written off instruments are recognised in 'credit impairment (charge) / release'.

The Company applies the low credit risk practical expedient in measuring ECL for certain Stage 1 non-lending debt instruments with low default risk, namely a 12 month ECL is used without formal consideration of whether a significant increase in credit risk has occurred, unless the instrument becomes credit-impaired, in which case it is reclassified to Stage 3. Instruments in scope include:

- Default fund contribution receivables from investment grade central clearing counterparties;
- Initial margin and variation margin receivables from investment grade central clearing counterparties;
- Segregated initial margin receivables from investment grade custodians in connection with OTC derivatives and bilateral repurchase agreements;
- Cash and cash equivalents; and
- Investment grade government and corporate debt securities.

The Company applies a similar approach to the low credit risk practical expedient, known as the basic staging approach, for the following instruments with very low ECL that do not qualify for the expedient:

- Demand deposits and short term investments grade deposits;
- Margin and prime brokerage loans;
- Fronting receivables; and
- Variation margin on derivative transactions and collateralised agreements at FVPL



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

1   ACCOUNTING POLICIES (continued)

(d)   Financial Instruments (continued)

ix.   **Fair Value of Financial Instruments**

The Company holds a significant portion of its financial instruments at fair value, which is the price at which an instrument could be exchanged in a transaction between willing parties at the most advantageous market the Company has access to, other than in a forced or liquidation sale.

The best evidence of fair value is quoted prices in an active market. Therefore, fair value is based on exchange quoted market prices or other broker/dealer quotations where available, for example for exchange-traded securities and derivatives.

Where such quotations are unavailable, the Company uses valuation techniques to determine fair value. Valuation techniques consider contractual terms, position size, underlying asset prices, interest rates, dividend rates, time value, volatility and other factors for relevant or similar instruments and incorporate adjustments relating to counterparty and the Company's own credit risk. The valuation technique used maximises the use of market inputs and minimises the use of entity-specific unobservable inputs which are unobservable in the market.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio. Fair value for a portfolio is based on the price that would be received to sell a net long position (i.e. a net financial asset) or transfer a net short position (i.e. a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

x.   **Derecognition**

The Company derecognises a financial asset when its contractual rights to cash flows from the asset expire or it has transferred the asset and the transfer qualifies for derecognition. A transfer qualifies for derecognition when the Company has transferred substantially all the risks and rewards of the asset or it has neither transferred nor retained substantially all the risks and rewards but has transferred control of the asset.

If the Company transfers a financial asset and retains substantially all the risks and rewards, the Company continues to recognise the transferred asset and also recognises an associated liability for the consideration received.

Similarly, when the Company sells a financial asset to a third party with a concurrent total return swap on the transferred asset, the sale and swap are combined and accounted for as a secured financing transaction because the Company retains the risks and rewards of the asset.

If the Company neither transfers nor retains substantially all the risks and rewards, but retains control, it recognises the transferred asset and an associated liability measured on a basis that reflects the rights and obligations retained.

The Company derecognises financial liabilities when the Company's obligations are discharged, cancelled or expired.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

1   ACCOUNTING POLICIES (continued)

(d)   Financial Instruments (continued)

   xi.   Offsetting financial instruments

Financial assets and liabilities are presented on a gross basis on the Statement of Financial Position, with net presentation permitted only when the Company has a current legally enforceable right to set off the amounts and intention to settle simultaneously or on a net basis.

The Company has derivative transactions with certain counterparties, where payments of variation margin are legally characterised as settlement of the derivative transactions, known as "settled-to-market" (STM), rather than as cash collateral, known as "collateralised-to-market". STM derivatives including variation margin settlements are considered a single unit of account, rather than separate financial instruments.

   xii.   Hedging activities

The Company has not applied hedge accounting under IFRS 9 or IAS 39, however applies economic hedges of certain forecasted expenses to reduce foreign exchange risk where such expenses are not denominated in the functional currency of the Company.

(e)   Financial guarantees

The Company assesses financial guarantee contracts acquired for whether they are integral to the financial asset the guarantee is for. If integral and not separately recognised, the Company considers the guarantee in measuring fair value and/or ECL of the financial asset. If not integral, the guarantee is separately accounted for at amortised cost or designated at FVTPL

(f)   Trading Profit

   (i)   Principal transactions income and expenses

Principal transactions income and expenses include realised and unrealised gains and losses from customer trading activities, asset finance, private equity, profits on disposals of investments and proprietary trading activities. Principal transactions income and expenses are generated predominantly by financial instruments held for trading and designated or mandatorily measured at FVTPL. Costs directly attributable to trading are treated as general and administrative expenses.

Trading profit arises on a strategy basis across a range of instruments. It is presented on a net basis, even though the corresponding financial assets and liabilities may not have been offset on the Statement of Financial Position.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

1   ACCOUNTING POLICIES (continued)

(f)   **Trading Profit (continued)**

(ii)   **Fees and commission income and expenses**

Fees and commission income includes fees arising from securities offerings in which the Company acts as an underwriter or agent; fees earned from the provision of financial advisory services; and commission income from the provision of brokerage services.

Revenues are recognised when or as the customer obtains control of the service provided by the Company which depends on when the Company satisfies its performance obligations within the contract. Such performance obligations are generally satisfied at a particularly point in time or, if certain criteria are met, over a period of time.

Underwriting and syndication revenues are recognised at a point in time when the underlying transaction is complete.

Fees contingent on the success of an underlying transaction are variable consideration. They are generally recognised when the underlying transaction has been completed, since only at such point is it highly probable that a significant reversal of revenue will not occur.

Depending upon whether the company is acting as principal or agent in generating fees and commissions, costs are reported on a gross or net basis respectively.

(g)   **Interest and similar income/expense**

Interest and similar income/expense includes interest calculated using the effective interest method on financial instruments at amortised cost as well as interest and dividends on certain financial instruments at FVTPL, including securities positions, secured financing transactions and securities vs securities transactions.

The Company holds a number of financial assets and liabilities which have been set with negative interest rates. Negative interest on financial assets is presented as other interest and similar expenses. Negative interest on financial liabilities is presented as other interest and similar income.

(h)   **Other debtors**

Other debtors include financial assets (refer Note1(d)(v)) and non-financial assets. Non-financial assets comprise primarily of prepayments and internally developed software that do not meet the definition of intangible assets.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

1   ACCOUNTING POLICIES (continued)

(i)   Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, when it is probable that an outflow will be required to settle the obligation and when a reliable estimate can be made of the amount of the obligation.

The amount recognised is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

No further information is provided in relation to the Company's accounting policy for provisions because it may seriously prejudice the outcome of the matters to which the provision relates to.

(j)   Foreign currency translation

The financial statements are presented in USD which is also the Company's functional currency.

Transactions in currencies other than USD are initially translated into USD at the spot exchange rate at the date of the transaction, and subsequently re-measured using:
  • Current spot exchange rates for monetary assets and liabilities and non-monetary assets and liabilities which are measured at FVTPL; and
  • Historical spot exchange rates for non-monetary assets and liabilities which are not measured at FVTPL.

Foreign currency differences arising on transactions, together with exchange gains/losses from trading activities, are recognised in profit or loss.

(k)   Taxation

Income tax expense comprises current and deferred tax. It is recognised in profit or loss except for items recognised directly in equity or OCI or in relation to a business combination.

Current tax liabilities (assets) are measured at the amount expected to be paid to (recovered from) taxation authorities, using the tax rates and laws enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are recognised for temporary differences at the reporting date between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognised to the extent it is probable that future taxable profit will be available to allow it to be utilised and is reviewed and adjusted at each reporting date to reflect this. Deferred tax assets and liabilities are measured at tax rates expected to apply in the year when the asset is realised or liability is settled, using the tax rates and laws enacted or substantively enacted at the reporting date.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

1   ACCOUNTING POLICIES (continued)

(l)   Pension costs

The Company's defined benefit plan obligations are determined using the projected unit credit method, which attributes entitlement to benefits at the date the plan closed to the current period to determine the present value of the defined benefit obligation and is based on actuarial advice. Past service costs are recognised in profit or loss at the earlier of when the plan amendment or curtailment occurs or when related restructuring costs are recognised. When a settlement (eliminating all obligations for benefits already accrued) occurs, the obligation and related plan assets are remeasured using actuarial assumptions at the date of the settlement and the resultant gain or loss is recognised in other comprehensive income during the period in which the settlement occurs.

The net interest income or expense is calculated by applying the discount rate on the net defined benefit liability or asset respectively and recognised in profit or loss. It is determined by applying the discount rate to the opening net defined benefit liability or asset, taking into account any changes in the net defined benefit liability or asset during the year.

Remeasurements of the net defined benefit liability or asset comprising of actuarial gains and losses, the return on plan assets excluding amounts recognised as net interest and the effect of the asset ceiling are recognised in full in other comprehensive income.

The defined benefit pension asset or liability in the Statement of Financial Position comprises the total of the present value of the defined benefit obligation (using a discount rate based on high quality corporate bonds that have been rated at AA or equivalent status and broadly consistent term to the liabilities) less the fair value of plan assets out of which the obligations are to be settled directly. Fair value is based on market price information and in the case of quoted securities is the current bid price. Where the Company purchased insurance policies to cover a benefit obligation, the value of insurance policies is equal to the value of the related obligation.

Any net defined benefit surplus is limited to the present value of available refunds and reductions in future contributions to the plan.

The defined benefit liability is shown on the Statement of Financial Position gross of deferred tax.

(m)   Share-based payments and other deferred compensation plans

The Company and the ultimate holding company of the Nomura Group, NHI grants share-based and similar deferred compensation awards to Directors and employees of the Company in exchange for providing employment services to the Company. Such awards are classified as either equity-settled or cash-settled transactions depending on the terms of the award.

Awards such as Stock Acquisition Rights (SARs) issued by NHI which are expected to be settled by the delivery of NHI common stock are classified as equity-settled transactions. For these awards, total compensation cost is generally fixed at grant date and measured using the grant-date fair value of the award, net of any amount the employee is obligated to pay and estimated forfeitures.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

1   ACCOUNTING POLICIES (continued)

(m)   Share-based payments and other deferred compensation plans (continued)

The cost of equity-settled transactions issued and settled by NHI is recognised in profit or loss, together with a corresponding increase in reserves, representing the contribution received from NHI, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the 'vesting date'). The cumulative expense recognised for equity-settled transactions at each Statement of Financial Position date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the profit or loss account for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

Awards such as Notional Stock Units (NSUs) and Collared Notional Stock Units (CSUs) which are expected to be settled in cash are classified as cash-settled transactions. Other awards such as Notional Index Units (NIUs) which are linked to a world stock index quoted by Morgan Stanley Capital International and which are expected to be cash settled are also effectively classified as cash-settled transactions. Cash-settled transactions are remeasured to fair value at each Statement of Financial Position date, net of estimated forfeitures with the final measurement of cumulative compensation cost equal to the settlement amount. Similar to the equity-settled transactions, compensation cost is recognised in profit or loss over the vesting period.

All awards include "Full Career Retirement" provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met. The vesting period for these awards ends on the earlier of the contractual vesting date and the date that the recipient becomes eligible for Full Career Retirement.

(n)   Cash and cash equivalent

Cash and cash equivalents as referred to in the cash flow statement comprises cash, demand deposits with banks, overdrafts and unrestricted overnight balances with central banks. Cash equivalents are short-term, highly liquid investments with an original maturity of three months or less, that are readily convertible to known amounts of cash and that are subject to insignificant risk of changes in value.

(o)   Reserves

The Company has the following reserve accounts:

- Share premium: account comprises the capital raised in share issues that exceeds the nominal value of the shares.
- Capital redemption reserve: statutory, non-distributable reserve into which amounts are transferred following a redemption of the Company's own shares.
- Other reserve: reserve contains foreign currency gains and losses arising from the translation of the Company's net investment in foreign operations.
- Share-based payment reserve: reserve recognised for the cost of equity-settled transactions which are charged to profit or loss (refer Note 1(m)).



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

2   TRADING PROFIT

All of the Company's trading profit is derived from Wholesale, comprising trading and sales in fixed income, equity products and related derivatives, investment banking services, principal transactions, corporate asset finance and private equity, to which all net assets are attributable.

a. Segmental Analysis

The trading profit is attributable to the following revenue streams:

	Year Ended 31 March 2025 $'000	Year Ended 31 March 2024 $'000
Net fees and commissions	644,754	557,184
Principal transactions	803,339	704,526
Other revenues[1]	559,573	405,081
Less : attributable transaction expenses[1]	(134,346)	(143,577)
Trading profit	1,873,320	1,523,214

$1,323,568,835 (2024: $1,147,317,745) of the trading profit in the year ended 31 March 2025 is attributable to EMEA and $549,751,075 (2024: $375,896,504) to offshore markets. Due to the integrated nature of the Company's business, it is not meaningful to provide a geographical split of the Company's total assets.

[1] Attributable transaction expenses' excludes sales credit expense to other Nomura Group entities. Sales credit expenses are included in 'general and administrative expenses' whereas sales credit income are included in 'other revenues'.

b. Analysis of net fee and commission income:

	Year Ended 31 March 2025 $'000	Year Ended 31 March 2024 $'000
Brokerage commissions	224,141	207,496
Arrangement fees	107,070	185,216
Advisory	122,756	108,479
Other fees	190,787	55,993
Net fees and commissions	644,754	557,184



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

2   TRADING PROFIT (CONTINUED)

c. Analysis of principal transactions by financial instrument type:

	Year Ended 31 March 2025 $'000	Year Ended 31 March 2024 $'000
Financial instruments held for trading	927,343	827,775
Financial instruments at fair value through profit and loss	(124,002)	(123,248)
Principal transactions	803,341	704,526

Trading profit from principal transactions excludes amounts related to derivatives in economic hedge relationships which are $(102,126) for the year (2024: $601,520). These amounts are instead presented in the same profit and loss line (General and administrative expenses) as the item being hedged.

d. Analysis of financial instruments held for trading by product type:

The net gain / (loss) from trading in financial assets and financial liabilities shown in profit and loss includes the following:

	Year Ended 31 March 2025 $'000	Year Ended 31 March 2024 $'000
Bond and equity derivatives	(2,104,849)	(1,177,584)
Convertible bonds	(1,219,847)	(272,673)
Equities	2,837,623	683,702
Warrants	(8,560)	862
Bank and corporate bonds	259,305	174,508
Government bonds	175,912	103,433
Interest rate derivatives	848,985	645,322
Currency derivatives	(496,075)	534,960
Credit derivatives	634,849	135,253
	927,343	827,783



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

3   INTEREST AND SIMILAR INCOME AND EXPENSE

Analysis of total interest income and expense by financial instrument type:

	Year Ended 31 March 2025 $'000	Year Ended 31 March 2024 $'000
Interest income calculated using the effective interest method		
Cash and short-term funds	187,822	286,061
	187,822	286,061
Other interest and similar income		
Secured financing transactions[1]	7,975,203	7,739,935
Financial instruments at fair value through profit and loss	186,554	126,846
Other	26,712	21,389
	8,188,469	7,888,170

	Year Ended 31 March 2025 $'000	Year Ended 31 March 2024 $'000
Interest expense calculated using the effective interest method		
Overdrafts and loans	(634,146)	(585,571)
	(634,146)	(585,571)
Other interest and similar expenses		
Secured financing transactions[2]	(8,100,609)	(7,787,776)
Financial instruments at fair value through profit and loss	(4,917)	(12,482)
Other	(28,168)	(21,546)
	(8,133,694)	(7,821,804)

[1] Includes $6m (2024: $48m) of interest income on securities lent and repurchase agreements with negative interest rates for the year ended 31 March 2025.

[2] Includes NIL (2024: $43m) of interest expense on securities borrowed and reverse repurchase agreements with negative interest rates for the year ended 31 March 2025.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

4   LOSS BEFORE TAXATION

Loss on ordinary activities before tax for the Company is stated after charging/(crediting):

	Year Ended 31 March 2025 $'000	Year Ended 31 March 2024 $'000
Wages, salaries and other personnel costs	573,469	549,097
Provisions for litigation	(886)	9,678
Social security costs	71,033	63,818
Pension costs	29,456	26,878
Depreciation and amortisation (note 11 & 12)	9,042	9,983
Depreciation on right-of-use assets	1,092	1,088
Amortisation of prepaid software expenses	44,128	53,459
Auditors remuneration including expenses		
- Audit	2,181	2,588
- Audit-related assurance services	482	552
Interest receivable from Nomura Group undertakings	(2,405,484)	(2,440,816)
Interest payable to Nomura Group undertakings	3,027,852	2,942,765

In addition to the audit fee shown above, an amount of $1,009,000 (2024: $955,008) was borne by NHI.

5   CREDIT IMPAIRMENT (CHARGE)/RELEASE

	Year Ended 31 March 2025 $'000	Year Ended 31 March 2024 $'000
Stage 1: 12-month ECL	17	384
- Other debtors	(37)	169
- Commitments and financial guarantees	54	215
Stage 2: Lifetime ECL – not credit-impaired	106	411
- Other debtors	119	322
- Commitments and financial guarantees	(13)	89
Stage 3: Lifetime ECL credit impaired	(3,701)	-
- Other debtors	(3,701)	-
	(3,578)	795



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

6   DEFINED BENEFIT PENSION SCHEME

A valuation of the defined benefit pension scheme was undertaken at 31 March 2025 by a qualified independent actuary employed by Isio Group Limited, by rolling forward the results of the full actuarial valuation as at 31 March 2021.

This plan is governed by the Trust Deed and Rules dated 28 May 2009. The level of benefits provided in the defined benefits section depends on the member's length of service and salary at date of leaving Pensionable Service. The fund is governed by a Trustee Company, comprising 4 directors appointed by the employer and 2 directors appointed by the members. The Board of Trustees is responsible for the administration of the scheme and setting the investment policy.

During the year ended 31 March 2025, the Company made no additional contributions and the fund remained in surplus.

As the plan closed to all future accrual with effect 31 October 2005, there is no future benefit accrual and therefore no surplus is to be recognised in the Company's Statement of Financial Position. The expected employer's contribution to the Company's defined benefit pension scheme for year ended 31 March 2025 is nil (2024: nil). The Trustees have historically insured their pensioner amounts using a buy-in insurance contract with Aviva. More recently, the Trustees have extended their policy of insuring the pure defined benefit liabilities in the scheme by the purchase of a bulk annuity policy with Pension Insurance Corporation.

The major assumptions used by the actuary to calculate the defined benefit liability are set out below:

	Year Ended 31 March 2025 %	Year Ended 31 March 2024 %
Rate of increase in pensions in payment	3.25	3.35
Rate of increase in pensions in deferment	2.75	2.85
Discount rate	5.60	4.80
Consumer Price Inflation assumption	2.75	2.85

Life expectancy from mortality tables used to determine benefit obligations at:

	Year Ended 31 March 2025 Years	Year Ended 31 March 2024 Years
Male Member age 60 (life expectancy at age 60)	27.5	27.6
Male Member age 40 (life expectancy at age 60)	28.8	28.8
Female Member age 60 (life expectancy at age 60)	30.4	30.4
Female Member age 40 (life expectancy at age 60)	31.5	31.5



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

6   DEFINED BENEFIT PENSION SCHEME (CONTINUED)

The assets and liabilities of the scheme and the expected long-term rates of return were:

	%	Year Ended 31 March 2025 $'000	%	Year ended 31 March 2024 $'000
L&G Gilt Indices	5.60	20,731	4.80	22,398
Diversified growth funds	5.60	-	4.80	-
Cash	5.60	892	4.80	610
Annuities	5.60	164,185	4.80	170,538
Market value of assets		185,808		193,547
Present value of scheme liabilities		(174,848)		(181,638)
Surplus in the scheme		10,960		11,909
Effect of surplus cap		(10,960)		(11,909)
Recoverable deficit in the scheme		-		-
Deferred tax asset		-		-
Net pension liability		-		-

The fair values of the equities and diversified growth funds are determined via quoted prices.

The Company does not recognise the pension surplus as an asset as an unconditional right to a refund does not exist. The right to a refund requires the approval of the third party plan trustees and as such is contingent upon factors beyond the Company's control. To the extent the right is contingent, no asset is recognised. The Trustees of the Pension Scheme carry out a triennial actuarial valuation of the assets and liabilities. The latest annual update as at 31 March 2022 indicated a funding surplus of $11m, which was less than the accounting surplus for the same period. This was primarily due to more prudent assumptions used in the Trustees' funding calculations.

Following a confirmatory judgement in the Lloyds Banking Group case in October 2018, pension schemes with any Guaranteed Minimum Pension (GMP) earned between 17 May 1990 and 5 April 1997 are now required to pay fully sex-equalised benefits. In anticipation of this, an estimated liability of $3.1m was recognised during the year ended 31 March 2019.

A further judgement in November 2020 confirmed that pensions schemes retained a liability to pay fully sex-equalised benefits in respect of GMP earned between 17 May 1990 and 5 April 1997 even when those benefits have since been transferred out of the scheme. A further estimated liability of $0.9m was therefore recognised during the year ended 31 March 2021. There have been no further adjustments to these liabilities for GMP equalisation in the 31 March 2025 disclosures.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

6   DEFINED BENEFIT PENSION SCHEME (CONTINUED)

The amount charged to other finance income:

	31 March 2025 $'000	31 March 2024 $'000
Amount charged to other finance income		
Interest income on pension scheme assets	9,185	9,258
Interest cost on pension scheme liabilities	(8,607)	(8,537)
Interest on the effect of asset ceiling	(579)	(722)
Net Interest	-	

The amounts recognised in the statement of comprehensive income for the year are set out below:

	31 March 2025 $'000	31 March 2024 $'000
Actual return on pension scheme assets less interest	(12,401)	(7,554)
Actuarial (loss) / gains arising on pension scheme liabilities	11,271	5,480
Actuarial gains / (losses) before adjustment due to movement in surplus cap	(1,130)	(2,073)
Adjustment due to movement in surplus cap	1,130	2,073
Actuarial loss recognised in other comprehensive income	-	-

The defined benefit pension scheme has no effect on the net assets and reserves of the Company (2024: no effect). Analysis of movements in benefit obligation and plan assets during the year:

	Year ended 31 March 2025 $'000	Year ended 31 March 2024 $'000
Change in benefit obligations		
Benefit obligations at beginning of year	(181,638)	(180,729)
Other remeasurement changes	(648)	(1,994)
Interest cost	(8,607)	(8,537)
Actuarial (losses) / gains	11,271	5,480
Benefits paid	8,676	7,989
Foreign currency exchange gains / (loss)	(3,902)	(3,847)
Benefit obligations at end of year	(174,848)	(181,638)



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

6   DEFINED BENEFIT PENSION SCHEME (CONTINUED)

	Year ended 31 March 2025 $'000	Year ended 31 March 2024 $'000
Change in plan assets		
Fair value of plan assets at beginning of year	193,547	195,680
Interest income on plan assets	9,185	9,258
Actuarial gains / (losses)	(12,401)	(7,554)
Benefits paid from plan	(8,676)	(7,989)
Foreign currency exchange (losses) / gains	4,153	4,150
Fair value of plan assets at end of year	185,808	193,545

Sensitivity analysis of significant actuarial assumptions

The table below presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would be affected by changes in the relevant actuarial assumption that were reasonably possible at the Statement of Financial Position date. Unforeseen circumstances may arise, which could result in variations that are outside the range of alternatives deemed reasonably possible. This sensitivity analysis applies to the defined benefit obligation and not to the net defined benefit asset / (liability) in its entirety. Caution should be used in extrapolating the sensitivities below to the overall impact on the defined benefit obligation as the sensitivities may not be linear.

	Year ended 31 March 2025 $'000	Year ended 31 March 2024 $'000
Discount rate applied to scheme liabilities		
Increase by 0.1%	(16,104)	(18,406)
Decrease by 0.1%	19,977	22,749
Inflation assumption		
Increase by 0.1%	8,285	9,281
Decrease by 0.1%	(9,502)	(11,775)
Life expectancy		
Increase by 1 Year	3,796	3,945
Decrease by 1 Year	(3,504)	(4,029)

The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

6   DEFINED BENEFIT PENSION SCHEME (CONTINUED)

Maturity profile of defined benefit pension scheme:

	Year ended 31 March 2025 $'000	Year ended 31 March 2024 $'000
Defined benefit obligation		
Current pensioners	95,182	85,577
Deferred pensioners	75,794	96,060
	Years	**Years**
Weighted average age		
Current pensioners	69.0	70.0
Deferred pensioners	61.0	60.0
Duration		
Current pensioners	11.0	12.0
Deferred pensioners	13.0	15.0



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

7   INCOME TAX

Tax expense

	Year ended 31 March 2025 $'000	Year ended 31 March 2024 $'000
Current taxation		
UK Corporation tax charge/(credit)	(19,101)	(12,424)
Foreign tax charge	103	12
Adjustment in respect of prior years	216	(7,012)
Current tax charge/(credit)	(18,782)	(19,424)
Deferred taxation		
Origination and reversal of temporary differences	-	(3)
Effect of changes in tax rates	-	3
Adjustment in respect of prior years	-	-
Deferred tax charge/(credit)	-	-
Tax credit in the profit and loss account	(18,782)	(19,424)

Tax reconciliation

The tax charged to the income statement differs from the tax charge that would be if it had been calculated by reference to the UK corporation tax rate as follows:

	Year ended 31 March 2025 $'000	Year ended 31 March 2024 $'000
Profit/(Loss) before Taxation	**(40,817)**	**(144,151)**
UK corporation tax charge/(credit) at 25% (2024: 25%)	(10,204)	(36,038)
Expenses not deductible and income not taxable for tax	3,708	7,076
Adjustment to previously unrecognised deferred tax assets	-	-
Current year movement in unrecognised deferred tax assets	(12,605)	16,547
Effect of tax rate change	-	3
Foreign tax charge	103	-
Adjustment in respect of prior years	216	(7,012)
Tax charge/(credit) in income statement	(18,782)	(19,424)



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

7   INCOME TAX (CONTINUED)

Movement of recognised deferred tax assets and liabilities

	Trade losses	Transitional adjustments	Deferred emoluments	Total
	$'000	$'000	$'000	$'000
Asset / (Liability) as at beginning of FY	-	(43)	43	-
Income statement	-	11	(11)	-
Asset / (Liability) as at 31 March 2025	-	(32)	32	-

(b) Unrecognised deferred tax assets and (liabilities)

	31 March 2025	31 March 2024
	$'000	$'000
Unused trade losses	1,059,118	1,059,118
Unused capital losses	168	168
Decelerated capital allowance	185,878	199,868
Deferred emoluments	4,878	5,422
Share-based payment	16,157	18,278
Total unrecognised deferred tax assets	1,266,199	1,282,854

Under UK tax rules, unused trade losses can be carried forward indefinitely. The amount of current year taxable profits that can be relieved by unused tax losses incurred by 31 March 2015 is restricted to 25% of such profits. The utilisation of unused trade losses incurred on or after 1 April 2015 against current year taxable profits is restricted to 50% of such profits subject to an annual £5 million allowance. Trade losses incurred on or after 1 April 2017 and carried forward to subsequent years can be surrendered as group relief subject to the 50% restriction and the annual £5 million allowance.

The Company has unused trade losses of $4.2 billion (2024: $4.2 billion). A deferred tax asset of $1.1 billion (2024: $1.1 billion) is not recognised in respect of the unused trade losses due to uncertainty surrounding the availability of future taxable profits.

The Company has unused capital losses of $0.7 million (2024: $ 0.7million) that is available to set off against future chargeable gains. A deferred tax asset of $0.2 million (2024: $0.2million) is not recognised in respect of the unused capital losses due to uncertainty surrounding the availability of future chargeable gains.

In June 2023 Finance (No.2) Act 2023 was substantively enacted in the UK to implement the Pillar Two rules of the Organisation for Economic Co-operation and Development's Base Erosion and Profit Shifting project. This will be effective for accounting periods starting on or after 31 December 2023. In May 2023, the IASB issued International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12 Income Taxes to clarify the application of IAS 12 to tax legislation relating to Pillar Two. The amendments include a mandatory temporary exception from accounting for deferred tax on such tax law. Based on assessments undertaken to date, the Company does not have top-up taxes associated with Pillar Two in the current year given it is expected to qualify for the transitional safe harbour rules.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

8   FINANCIAL INSTRUMENTS

Analysis of the Company's financial assets and financial liabilities:

	2025	2025	2025	2025	2025
	Held for Trading $'000	**Mandatorily at FVPL** $'000	**Designated at FVPL** $'000	**Amortised Cost** $'000	**Total** $'000
Financial assets					
Cash and cash equivalent	-	-	-	2,217,800	2,217,800
Financial assets held for trading	71,397,648	-	-	-	71,397,648
Investment time deposits	-	-	-	208,009	208,009
Collateral posted for securities purchased under agreements to resell	-	57,249,717	-	-	57,249,717
Collateral posted for securities borrowed	-	6,957,641	-	-	6,957,641
Financial investments	-	11,517	-	-	11,517
Other debtors	-	2,297,410	-	11,416,887	13,714,297
	71,397,648	66,516,285	-	13,842,696	151,756,629
Financial liabilities					
Financial liabilities held for trading	(61,088,676)	-	-	-	(61,088,676)
Other creditors	-	-	(2,055,077)	(19,272,276)	(21,327,353)
Collateral received for securities sold under agreements to repurchase	-	-	(43,306,462)	-	(43,306,462)
Collateral received for securities loaned	-	-	(5,717,387)	-	(5,717,387)
Creditors (amounts falling due after more than one year)	-	-	(366,673)	(14,702,387)	(15,069,060)
	(61,088,676)	-	(51,445,598)	(33,974,663)	(146,508,938)



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

8   FINANCIAL INSTRUMENTS (CONTINUED)

	2024	2024	2024	2024	2024
	Held for trading $'000	Mandatorily at FVPL $'000	Designated at FVPL $'000	Amortised Cost $'000	Total $'000
Financial assets					
Cash and cash equivalent	-	-	-	3,815,328	3,815,328
Financial assets held for trading	142,892,167	-	-	-	142,892,167
Investment time deposits	-	-	-	203,939	203,939
Collateral posted for securities purchased under agreements to resell	-	54,281,016	-	-	54,281,016
Collateral posted for securities borrowed	-	4,849,795	-	-	4,849,795
Financial investments	-	11,341	-	-	11,341
Other debtors	-	3,753,686	-	13,091,929	16,845,615
	142,892,167	62,895,838	-	17,111,196	222,899,201
Financial liabilities					
Financial liabilities held for trading	(133,699,023)	-	-	-	(133,699,023)
Other creditors	-	-	(2,055,045)	(16,277,151)	(18,332,196)
Collateral received for securities sold under agreements to repurchase	-	-	(44,240,069)	-	(44,240,069)
Collateral received for securities loaned	-	-	(5,626,453)	-	(5,626,453)
Creditors (amounts falling due after more than one year)	-	-	(480,434)	(15,273,424)	(15,753,858)
	(133,699,023)	-	(52,402,001)	(31,550,575)	(217,651,599)


8   **FINANCIAL INSTRUMENTS (CONTINUED)**

Analysis of the Company's financial assets and financial liabilities classification (continued)

Included within the financial instruments at amortised cost above are the following positions with fellow Nomura Group undertakings:

	2025 $'000	2024 $'000
Financial assets		
Other debtors	2,333,417	3,426,097
	2,333,417	3,426,097
Financial liabilities		
Other creditors	(7,232,248)	(5,810,066)
Creditors: amounts falling due after more than one year	(14,514,946)	(15,221,933)
	(21,747,194)	(21,031,999)

Analysis of the Company's financial assets and financial liabilities by product type

The following table analyses the Company's held at fair value through profit and loss financial assets and liabilities by product type:

	2025 $'000	2024 $'000
Financial assets		
Equity securities	11,112,053	8,971,138
Debt securities and loans	3,939,784	6,514,157
Derivatives	56,345,810	127,406,872
Collateral posted for securities purchased under agreements to resell	57,249,717	54,281,016
Collateral posted for securities borrowed	6,957,641	4,849,795
Other debtors	2,297,411	3,753,686
Financial investments	11,517	11,341
	137,913,933	205,788,005
Financial liabilities		
Equity securities	(6,159,810)	(5,807,117)
Debt securities and loans	(495,190)	(907,875)
Derivatives	(54,433,676)	(126,984,031)
Other creditors	(2,055,077)	(2,055,045)
Collateral received for securities sold under agreements to repurchase	(43,306,462)	(44,240,069)
Collateral received for securities loaned	(5,717,387)	(5,626,453)
Creditors: amounts falling due after more than one year	(366,673)	(480,434)
	(112,534,275)	(186,101,024)



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

8   FINANCIAL INSTRUMENTS (CONTINUED)

Analysis of the Company's financial instruments by product type (continued)

Included within the financial assets and liabilities held at fair value through profit and loss above are the following positions with fellow Nomura Group undertakings:

	2025 $'000	2024 $'000
Financial Assets		
Equity securities	143,088	157,503
Debt securities and loans	16,883	10,300
Derivatives	12,868,810	82,937,683
Collateral posted for securities purchased under agreements to resell	27,051,701	25,655,022
Collateral posted for securities borrowed	3,310,998	1,222,513
Other debtors	634,369	402,207
	44,025,849	110,385,228
Financial Liabilities		
Equity securities	(9,259)	(16,954)
Debt securities	(15,368)	(11,940)
Derivatives	(13,330,690)	(83,370,668)
Other creditors	(550,312)	(434,071)
Collateral received for securities purchased under agreements to resell	(13,240,220)	(10,604,192)
Collateral received for securities borrowed	(771,835)	(1,228,876)
Creditors: amount falling due after more than 1 year	(121,113)	(112,405)
	(28,038,797)	(95,779,106)



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

8   FINANCIAL INSTRUMENTS (CONTINUED)

The Role of Financial Instruments

Trading Activities

Trading includes both customer-orientated activities and positions that are taken for the Company's own account. These two activities are managed together.

To meet the expected needs of its client base the Company maintains access to market liquidity, both by engaging in two way business with other market makers and by carrying an inventory of cash and derivatives products. The Company also takes its own positions in the interest rate, credit, equity and foreign exchange markets based on expectations of future client demand and its own views on the future direction of markets.

Within its trading activities, the Company employs standard market terms and conditions.

The financial instruments listed below are actively used by the Company. They are used both to facilitate customer business, for own account trading as well as to manage risk. In the ordinary course of business these products are valued on a mark to market basis, with the resulting income being recorded in trading profits.

Cash Products	Government bonds, corporate bonds, asset backed bonds, convertible bonds and equities
Currency and Commodity Derivatives	Forward FX contracts, currency swaps, currency options, commodity forwards, commodity swaps and commodity options.
Interest Rate Derivatives	Interest rate swaps, forward rate agreements, forwards, options and combinations of these products.
Equity Derivatives	Single stock, equity, index and variance swaps, options, warrants and combinations of these products.
Credit Derivatives	Asset swaps, credit default swaps, credit options, credit baskets, credit linked notes, synthetic collateralised debt obligation ("CDO") tranches, CDO squared tranches and combinations of these.

The interest rate, credit, equity and foreign exchange risks that arise from activities using these products are managed through the Company's financial risk management objectives and policies, which are described in more detail in the next section.

Financing Activities

The main unsecured funding sources used by the Treasury function include capital, intercompany borrowings and long term debt.

We typically fund trading activities on a secured basis through repurchase agreements. Re-financing risk is managed with a range of measures including transacting with a significant number of counterparties over various durations.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

9 **DERECOGNISED AND COLLATERALISED TRANSACTIONS**

Transfers of financial assets, including pledges of collateral

The Company enters into transactions in the ordinary course of business resulting in the transfer of financial assets to third parties which may not result in the full derecognition of the assets under IFRS 9.

Financial asset transfers which do not result in derecognition predominantly result from secured financing transactions such as repurchase agreements or securities lending transactions. Under these types of transactions, the Company retains substantially all the risks and rewards associated with the transferred assets including market risk, issuer risk, credit risk and settlement risk. Financial assets may also be transferred, but not derecognised, as the risks and rewards associated with those assets continue to be retained by the Company through derivatives or similar instruments. In such cases, the financial asset continues to be recognised on the Statement of Financial Position with an associated liability representing the cash received on the transfer as a secured borrowing.

Such transactions are conducted under standard terms used by financial market participants as well as requirements determined by exchanges where the Company acts as intermediary. These transactions are conducted with counterparties subject to the Company's normal risk control processes. The counterparties have the right to resell or repledge the transferred financial assets under standard market agreements.

The carrying amount of financial assets sold or otherwise transferred which do not qualify for derecognition and continue to be recognised on the Statement of Financial Position are presented below:

	2025 **Financial assets** **$'000**	**2025** **Financial liabilities** **$'000**	**2025** **Difference** **$'000**
Collateral received for securities sold under agreements to repurchase	1,744,178	(1,634,353)	109,825
Collateral received for securities loaned	4,869,414	(4,392,053)	477,361
	6,613,592	(6,026,406)	587,186

	2024 **Financial assets** **$'000**	**2024** **Financial liabilities** **$'000**	**2024** **Difference** **$'000**
Collateral received for securities sold under agreements to repurchase	1,012,870	(959,549)	53,321
Collateral received for securities loaned	3,029,611	(2,617,102)	412,509
	4,042,481	(3,576,651)	465,830

Financial assets accepted as collateral

Financial assets are accepted as collateral as part of reverse repurchases arrangements or securities borrowing transactions which the Company is permitted to sell or repledge under standard market documentation.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

9   DERECOGNISED AND COLLATERALISED TRANSACTIONS (CONTINUED)

The fair value of financial assets accepted as collateral that the Company is permitted to sell or repledge in the absence of default is $281 billion (2024: $253 billion). Of this amount, $226 billion (2024: $204 billion) has been sold or repledged to comply with commitments under short sale transactions or in connection with financing activities. Included within these balances are $56 billion (2024: $58 billion) of balances due to fellow Nomura Group undertakings.

10   OTHER DEBTORS

	2025 $'000	2024 $'000
Loans and advances	2,721,604	4,066,663
Trade debtors	661,675	1,007,743
Broker balances	9,599,286	10,936,368
Customer contract receivable	32,651	3,861
Accrued interest and dividends receivable	348,934	462,920
Prepayments and accrued income	390,344	415,605
Internally generated software	122,577	119,981
	13,877,071	17,013,141

Included within debtor balances above are the following balances due from fellow Nomura Group undertakings:

	2025 $'000	2024 $'000
Loans and advances	275,134	117,841
Trade debtors	245,239	187,247
Broker balances	1,988,880	3,106,836
Customer contract receivable	26,980	21,096
Accrued interest and dividends receivable	124,201	102,613
Prepayments and accrued income	307,355	292,672
Internally generated software	122,577	119,981
	3,090,366	3,948,286



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

11   INVESTMENT IN SUBSIDIARIES

	$'000
<u>**Cost**</u>	
At 1 April 2024	-
Impairment	-
At 31 March 2025	-
<u>**Carrying amount**</u>	
At 31 March 2025	
At 31 March 2024	

Investment in subsidiaries is $308, however since the disclosures are in $,000s the above disclosures shows nil.

<u>The investment in subsidiary undertakings represents the following:</u>

Subsidiary undertaking	Nature of business	Company address	Proportion of voting rights & ordinary share capital held
Nomura PB Nominees Limited	Investment	1 Angel Lane, London EC4R 3AB, U.K.	100%
Nomura Custody Nominee Limited	Investment	1 Angel Lane, London EC4R 3AB, U.K.	100%
Nomura D1 Nominee Limited	Investment	1 Angel Lane, London EC4R 3AB, U.K.	100%
Nomura Clearance and Settlement Nominees Limited	Investment	1 Angel Lane, London EC4R 3AB, U.K.	100%
Nomura RPS Limited	Company in liquidation	1 Angel Lane, London EC4R 3AB, U.K.	100%
Nomura Nominees Limited	Custody	1 Angel Lane, London EC4R 3AB, U.K.	100%
Nomura.com Limited	Dormant	1 Angel Lane, London EC4R 3AB, U.K.	100%
IBJ Nomura Financial Products (U.K.) PLC	Company in liquidation	PricewaterhouseCoopers LLP, 7 More London Riverside, London SE1 2RT, U.K.	100%
Nomura London Retirement Benefits Plan Trustee Limited	Corporate Trustee	1 Angel Lane, London EC4R 3AB, U.K.	100%
Nomura Private Equity Investment GP Limited	Company in liquidation	1 Angel Lane, London, EC4R 3AB, U.K.	100%
Nomura Cross Asset Momentum UCITS Fund	Investment	Nomura Investment Solutions plc, 32 Molesworth Street,Dublin 2, Ireland	98.01%



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

11   INVESTMENT IN SUBSIDIARIES (continued)

Subsidiary undertaking	Nature of business	Company address	Proportion of voting rights & ordinary share capital held
Sylph 1855, 1922, 2001, 2395 and 2396	Securitisation	South Church Street, Ugland House, George Town, KY1-1104	100%
Novus Italia	Securitisation	Corso Vittorio Emanuele II, 24-28, 20122 Milano, Italy	100%

12   OTHER CREDITORS

	2025 $'000	2024 $'000
Short-term borrowings	6,561,623	3,573,654
Overdrafts	507,585	77,062
Trade creditors	2,198,898	2,529,386
Broker balances	11,359,257	11,387,080
Other tax and social security payable	18,527	30,647
Accrued interest and dividends payable	428,982	526,611
Accruals and deferred income	454,599	424,982
Lease liabilities	3,374	4,696
	21,532,845	18,554,118

Included within creditor balances above are the following balances due to fellow Nomura Group undertakings:

	2025 $'000	2024 $'000
Short-term borrowings	5,283,810	3,021,534
Trade creditors	91,973	148,899
Broker balances	1,950,920	2,690,889
Accrued interest and dividends payable	186,678	179,883
Accruals and deferred income	269,186	203,130
	7,782,567	6,244,335



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

13   CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2025 $'000	2024 $'000
Borrowings and other liabilities	13,809,060	14,493,857
Subordinated debt	1,260,000	1,260,000
	15,069,060	15,753,857

Included within creditor balances above are 2025: $14,636,059,208 (2024: $15,374,338,034) of balances due to fellow Nomura Group undertakings.

Borrowings and other liabilities

In compliance with the MREL requirement highlighted in Strategic Report under Regulatory update, the company issued $2.45bn senior debt to its parent entity NEHS, with the below term:

Nomura Europe Holdings PLC   04 Jun 2026   USD-SOFR-FiveDayObsShift + 1.31%

Subordinated debt agreements

The amounts subject to subordinated loan agreements are wholly repayable as shown below:

Long term	Repayment date	2025 $'000	2024 $'000
Nomura Europe Holdings PLC	24 Nov 2031	1,260,000	1,260,000
		1,260,000	1,260,000

The legal nature of the subordinated loan differs from that usually associated with debt. In a winding up of the Company no amount will be paid in respect of the subordinated debt until all other creditors have been paid in full.

The interest rates on the subordinated loan are based on local inter bank borrowing rates and include a margin to reflect the subordination. Rates are generally fixed quarterly.

The rate of interest applicable to the loan with maturity greater than five years are as follows:

Nomura Europe Holdings PLC   24 Nov 2031   USD-SOFR-FiveDayObsShift + 2.31%



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

14   SHARE CAPITAL

	Number	Fully paid consideration
	'000	$'000
2025		
Authorised		
US Dollar Ordinary shares of $1 each	3,241,227	3,241,227
Shares issued and fully paid		
US Dollar Ordinary shares of $1 each	3,241,227	3,241,227
2024		
Authorised		
US Dollar Ordinary shares of $1 each	3,241,227	3,241,227
Shares issued and fully paid		
US Dollar Ordinary shares of $1 each	3,241,227	3,241,227

There was no change to share capital in issue during the year.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT

Nomura's business activities, the products and services it provides to its clients and the markets that it operates in are characteristic of a high level of sophistication and complexity, in turn exposing NIP to a complex set of inherent risks. Most of the risks in NEHS stem from activities in NIP and, as NIP consistently applies NEHS' risk management framework, the management of those risks are reflected in the remainder of the risk management section. The risks managed by NIP, and consequently NEHS, are categorised as follows:

Financial Risks

Credit Risk - The risk of loss from an obligor's default, insolvency or administrative proceeding which results in the obligor's failure to meet its contractual obligations in accordance with agreed terms.

Market Risk - The risk of losses arising from fluctuations in values of financial assets or debts (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Model Risk - The risk of financial loss, incorrect decision making, or damage to the Company's credibility arising from model errors or incorrect or inappropriate model application.

Liquidity Risk - The risk of loss in liquidity coverage arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group's creditworthiness or deterioration in market conditions.

Non-Financial Risks

NIP categorises non-financial risks into a standalone category for Reputational Risk and 10 'Level 1' Operational Risks as outlined below.

- **Reputational Risk** - The possible damage to Nomura's reputation and associated risk to earnings, capital or liquidity arising from any association, action or inaction which could be perceived by stakeholders to be inappropriate, unethical or inconsistent with Nomura Group's values and corporate philosophy.
- **"Level 1" Operational Risks** - Operational Risk is defined as the risk of financial loss or non-financial impact arising from inadequate or failed internal processes, people, and systems or from external events.

It includes in its definition Compliance, Legal, IT and Cyber Security, Fraud, Third Party and other non-financial risks. It does not include strategic risk and reputational risk; however, some operational risks can lead to reputational issues and as such operational and reputational risks may be closely linked.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT (continued)

Other Risks

Strategic Risk - The risk to current or anticipated earning, capital, liquidity, enterprise value, or NEHS's reputation arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to change in the industry or external environment.

Risks extending across plural Risk Categories - In certain circumstances risks will extend across plural risk categories. For example, Environmental, Social and Governance (ESG), algorithmic trading related risks, conduct risks and cross border risks manifest themselves through one or a number of the other risk categories identified above. Other risks may arise from time to time with changes to the Company's strategy or changes in the external environment.

The PRA Rulebook Disclosure section requires the Company to publish Pillar 3. This information has been made publicly available on the below website: https://www.nomuraholdings.com/company/group/europe/

Risk Management Strategy

The Company's risk strategy comprises a key component of the overall NHI risk strategy and is closely linked to that broader risk strategy. NEHS's risk strategy also considers its response to the risk environment and is represented in the following key messages:

- In its Risk Appetite Statement, NEHS sets out its appetite for the risks it is willing to take in pursuit of the business strategy and its risk management approach for those risks.
- NEHS follows a set of key risk management principles that underpin the approach to how risks are governed, managed and controlled and ensure NEHS meets, and exceeds where possible, industry standards in risk management. These principles are translated into specific requirements in detailed supporting policies and procedures.
- NEHS actively takes risk in support of the execution of its business strategy. NEHS seeks to expertly assess the risks that this exposes the Company to and ensure these risks are defined and then categorised appropriately.

Risk Management Structure

The Board of Directors of the Company is ultimately responsible for ensuring the maintenance of a sound system of internal controls and risk management that ensures risks are appropriately and effectively managed for NEHS.

- **The Board Risk Committee ("BRC")** as delegated by the Board is responsible for, amongst other things:
  • Providing challenge, oversight and scrutiny in order to ensure that an effective internal control and risk management environment is maintained in respect of Enterprise Wide Risks impacting the NEHS Group and NEHS Group entities.

- **The Enterprise Risk Committee ("ERC")** is established and chaired by the NEHS Chief Risk Officer ("CRO") and is responsible for overseeing and considering Risks specified in the NEHS Risk Appetite Statement, including any other new or emerging category of principal non-financial risks to which the NEHS Group may be exposed and which the Committee considers appropriate for discussion and oversight.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT (continued)

- **Three lines of defence ("LOD") risk governance model** is utilised to ensure roles and responsibilities for the management of risk throughout the organisation have been clearly defined, communicated and widely understood. 1st LOD responsibilities are embedded across all functions as their activities give rise to financial and / or non-financial risks. The 2nd LOD functions provide objective independent review, advice and challenge to the 1st LOD on their responsibilities. 2nd LOD functions include, but are not limited to, the Risk Management Division, the Legal, Compliance and Culture ("LCC") Division, and the Finance Division. The 3rd LOD provides independent assurance on the activities of the 1st and 2nd LODs activities in managing risk. This consists of the Company's Internal Audit function.

  The Three Lines of Defence

  The Nomura Group adopts the industry standard "Three Lines of Defence" which contribute to appropriate risk management.

  1st Line of Defence (1st LOD): From Financial Risk, for Credit Risk and Market Risk, and for Liquidity Risk, the First Line refers to the divisions, executives, and employees of the Retail, Wholesale, Investment Management, and other "front office" divisions of the Nomura Group subsidiaries. From Non-Financial Risk, the First Line refers to any and all organizational units and employees of the Nomura Group who are involved in each risk type.

  2nd Line of Defence (2nd LOD): From Financial Risk, for Market Risk, Credit Risk and Model Risk, the Second Line refers to Risk Management division. For Liquidity Risk, the Second Line refers to Global Treasury and Risk Management division. From Non-Financial Risk, for Operational Risk, the Second Line refers to the Risk Management division. Additionally, Corporate functions bear Second Line of defence responsibilities for individual risk types within Operational Risk. From Non-Financial Risk, for Reputational Risk, the Second Line refers to the Risk Management division and Legal/Compliance divisions.

  3rd Line of Defence (3rd LOD): The Group Internal Audit Department and dedicated internal audit functions established in the main subsidiaries of the Group which report to the Group Internal Audit Head ("Internal Audit").

- **The Risk Management Division** ensures effective risk governance through development, ownership and maintenance of risk management policies, risk management frameworks, tools and analysis for risk management. The Risk Management Division responsibilities also include monitoring and reporting of actual risk exposures against risk appetite and risk limits, as well as evaluating risk management governance established by the 1st LOD.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   **RISK MANAGEMENT (continued)**

Risk Management Structure (continued)

The Risk Management Division comprises the following functions to manage the various types of risk that the Company is exposed to:

- **Market Risk Management**, provides independent oversight, assessment and monitoring of market risks and defines market risk policies and procedures;
- **Stress Testing Group,** is responsible for the operation and oversight of the Stress Testing;
- **Credit Risk Management,** which provides independent oversight, assessment and monitoring of credit risks taken by the Company;
- **Operational Risk Management,** provides independent oversight, assessment and monitoring of operational risks and defines operational risk policies and procedures;
- **New Business Group,** provides oversight of the new product and transaction approval process to ensure that risks associated with these new products and transactions are identified and managed appropriately;
- **Risk Methodology Group,** is responsible for designing and building risk models that calculate potential losses incurred from a specific risk type and are used for regulatory or economic capital calculations, limit monitoring, trade approval, etc.
- **Model Risk Management,** provides independent assessment and monitoring of financial and risk management models;
- **Treasury Risk Management**, provides independent oversight to liquidity risk management;
- **Electronic and Algorithmic Trading ("EAT") Risk Management**, is responsible for all matters relating to the development and implementation of governance, risk and control management framework for EAT activity.

The Risk Methodology Group, the Model Risk Management function and EAT Risk Management report into both the Global and Regional structures. Additionally, the NEHS CRO is a member of several Global and Regional Committees.

NEHS Group's capacity to take risk ('risk capacity') is determined by what constraints there are on the business; these include the available financial resources (for example regulatory capital and liquidity) and business conditions. NEHS Group's 'risk appetite' provides an expression of how much risk the Company is prepared to take within that risk capacity to support the business plan and strategy.

The risk appetite and risk limits for the NEHS Group, including the Company, include the following topics: capital adequacy, financial risks (comprising credit risk, market risk, model risk, liquidity risk) and non-financial risks (comprising reputational risk and operational risk).

The risk appetite and risk limits for the NEHS Group, including the Company, are established at levels that are consistent with the cascaded Nomura Group risk appetite and risk limits. Lower-level risk limits are used to manage the business at the more granular levels of the hierarchy in a manner that is consistent with the Company's risk appetite.

Some of the measures used for the risk appetite of the NEHS Group, including the Company, are calculated differently from those used in the Nomura Group's risk appetite in line with local regulations, and for some of the measures there are additional local regulatory requirements, so additional specific measures have been established at the NEHS Group level to ensure compliance.


15   RISK MANAGEMENT (continued)

Risk Management Structure (continued)

The risk appetite statement for the NEHS Group, including the Company, is approved by the Board, and tracked and communicated to that forum on an ongoing basis. There is clear ownership and accountability for each category of risk and individual risk appetite measures. The risk appetite statement must be reviewed and updated at the beginning of each financial year in conjunction with the annual business planning process and may also be reviewed and revised at any time in response to emerging risks or to significant changes in business and economic conditions, business strategy, competitive conditions, or regulatory requirements.

Policies and procedures are essential tools of governance used by the Risk Management Division. They define principles, rules and standards, and the specific processes that must be adhered to effectively manage risk at Nomura Group, including the Company. The Risk Management Division has established a risk policy framework to promote appropriate standards and consistency for risk policies and procedures. These documents articulate the principles and procedures conducive to effective risk management. All risk management policies and procedures are developed in line with this policy framework and a defined process is followed for any exceptions.

Development, consolidation, monitoring and reporting of risk management information ("risk MI") are fundamental to the appropriate management of risk. The aim of all risk MI is to provide a basis for sound decision-making, action and escalation as required. The Risk Management Division and the Finance Division are responsible for producing regular risk MI, which reflects the position of the NEHS Group, including the Company, relative to stated risk appetite. Risk MI includes information from across the risk classes defined in the risk management framework and reflects the use of the various risk tools used to identify and assess those risks. The Risk Management Division is responsible for implementing appropriate controls over data integrity for risk MI.

Finance Division

The Finance Division monitors compliance with internally and externally set regulatory limits and guidelines. The annual process for budgeting entity level capital needs is part of the Internal Capital Adequacy Assessment Process ("ICAAP") exercise which takes place in conjunction with the annual budget process. The setting of all current and budgeted capital requirements relating to U.K. regulated entities, including the Company, is coordinated, and challenged by the Financial and Regulatory Control functions within EMEA Finance. The Financial and Regulatory Control functions are also responsible for monitoring compliance with capital usage limits to ensure capital adequacy targets are met.

Treasury

Treasury is part of Finance, reporting to the Chief Financial Officer (CFO), and operates purely as a cost-centre - managing access to unsecured funding and making this available to the business, at cost. Treasury is responsible for assessing and monitoring liquidity risks, and ensuring appropriate liquidity reserves are held to protect against modelled outflows in stress. The Treasury funding team are responsible for maintaining a sufficient Liquidity Portfolio, held in the form of highly liquid, unencumbered securities and central bank deposits.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   **RISK MANAGEMENT (continued)**

Internal Audit Division

The Nomura Group Internal Audit Department has responsibility to examine, evaluate and raise issues on the appropriateness and the effectiveness of the internal control of all business and operational activities.

The Group Head of Internal Audit has an independent reporting line to the Nomura Holdings Incorporated ('NHI') Audit Committee. In EMEA, the Head of Internal Audit has an independent reporting line to the Chairman of the Audit Committee of NEHS. The EMEA Head of Internal Audit also reports to the Group Head of Internal Audit and locally to the Chief Executive Officer of EMEA.

Internal Audit adopts a risk-based audit approach. A risk assessment is formally carried out annually using a globally agreed methodology and, where necessary, this is updated throughout the year as a result of continuous monitoring, on completion of audits and in response to internal or external events or incidents. The outcome of the Internal Audit risk assessment is used as a basis for determining the annual Audit Plan. Any regulatory or other required or expected audits are added to the Plan as well as any Management Requests or Special Projects initiated by Internal Audit, such as pre-implementation reviews, new business reviews or one-off assignments in response to significant changes in the regulatory or business environment. The annual Audit Plan is reviewed and approved by the NEHS Audit Committee.

Audit execution is also risk-based. Key controls are identified, and a variety of techniques are used to evaluate the adequacy of the design and the effectiveness of the controls, including inquiry and observation, sample testing and, in some cases, substantive testing.

Internal Audit reports its findings and the agreed actions, target dates and responsible owners to the relevant Audit Committee(s), Senior Management and Line Management as appropriate. The status of outstanding action plans is reviewed regularly and reported to Management periodically. Internal Audit also performs validation work for significant issues which Management represents as having been completed.

The Audit Committee, a sub-committee of the Board, satisfies itself as to the adequacy and sufficiency of Internal Audit resources. A copy of the Internal Audit Charter is available upon request.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   **RISK MANAGEMENT (continued)**

Risk Appetite

NEHS Group's capacity to take risk ('risk capacity') is determined by what constraints there are on the business; these include the available financial resources (for example regulatory capital and liquidity) and business conditions. NEHS Group's 'risk appetite' provides an expression of how much risk the Company is prepared to take within that risk capacity to support the business plan and strategy.

The risk appetite and risk limits for the NEHS Group, including the Company, include the following topics: capital adequacy, financial risks (comprising credit risk, market risk, model risk, liquidity risk) and non-financial risks (comprising reputational risk and operational risk).

The risk appetite and risk limits for the NEHS Group, including the Company, are established at levels that are in line with the Nomura Group risk appetite and risk limits. Lower-level risk limits are used to manage the business at the more granular levels of the hierarchy in a manner that is consistent with the Company's risk appetite.

Some of the measures used for the risk appetite of the NEHS Group, including the Company, are calculated differently from those used in the Nomura Group's risk appetite in line with local regulations, and for some of the measures there are additional local regulatory requirements, so additional specific measures have been established at the NEHS Group level to ensure this compliance.

The metrics include, but are not limited to:

- Capital adequacy metrics, such as Tier 1 capital headroom above capital buffers, regulatory P&L, stressed capital ratio and economic capital ratio;
- Liquidity risk metrics, such as Maximum Cumulative Outflow under different scenarios, Liquidity Coverage Ratio;
- Market and credit risk metrics, such as Aggregated Tail Risk ("ATR"). ATR provides a single portfolio level view of tail risk in the entity. The ATR measure is considered a conservative macro representation across Credit & Market risk, which enables the setting of financial risk appetite for the entity as a whole;
- Operational risk metrics, such as the aggregated operational risk losses as a percentage of actual revenue on a 5-year rolling basis; and
- Model risk metrics, such as model event risk.

The risk appetite statement for the NEHS Group, including the Company, is approved by the Board, and tracked and communicated to that forum on an ongoing basis. There is clear ownership and accountability for each category of risk and individual risk appetite measures. The risk appetite statement is reviewed and updated at the beginning of each financial year in conjunction with the annual business planning process and may also be reviewed and revised at any time in response to emerging risks or to significant changes in business and economic conditions, business strategy, competitive conditions, ongoing enhancements or regulatory requirements.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT (continued)

Market Risk

Market risk is the risk of loss arising from fluctuations in values of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others). The Company classifies exposures into either trading or non-trading portfolios. Trading portfolios are exposed to market risk, managed and monitored on a daily basis on a Value-at-Risk ("VaR") methodology. Non-trading positions are managed and monitored using other sensitivity analysis. The Company uses the Nomura Group's Market Risk Management framework for the management of market risk, with some specific criteria applied to the Company where relevant.

In July 2013, the Company was granted permission by the PRA to use the internal model method, such as Value at Risk ("VaR"), Stressed VaR ("SVaR"), Incremental Risk Charge ("IRC"), to calculate market risk regulatory capital requirements for a range of trading positions. VaR scope covers certain credit and interest rates positions (e.g. bonds, credit default swaps, loans in the trading book and others), certain equity positions (e.g. cash equities, equity forwards, equity swaps and others) and certain foreign exchange positions (e.g. FX spot, FX futures, FX forwards, FX swaps, cross-currency swaps and others). For trading positions that are not in scope under the internal model method, the standard rules are applied to calculate their market risk regulatory capital requirements.

A   Market Risk - Trading (including financial assets and financial liabilities designated at fair value through profit and loss)

Effective management of market risk requires the ability to analyse a complex and evolving portfolio in a constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner. The Company uses a variety of statistical measurement tools to assess and monitor market risk on an ongoing basis including, but not limited to, Value at Risk ("VaR"), Stressed VaR ("SVaR"), Long term VaR and Incremental Risk Charge ("IRC").

Within the Company, a key metric for measuring portfolio risk is ATR, regularly reported and discussed at the NEHS BRC. The NEHS BRC recommends any changes to the Board, who must opine and approve, if appropriate. Day-to-day responsibility for the ATR calculation and the monitoring of risk limits, within the risk control framework, rests with Market Risk Management.

ATR is used for performance evaluation, but not for capital adequacy. In order to ensure capital adequacy, financial soundness is assessed under stressed conditions, i.e. worst-case risk factor moves. Stress testing is undertaken and results reviewed monthly.

Value at Risk

VaR is a measure of the potential loss due to adverse movements in market factors, such as equity prices, interest rates, credit, foreign exchange rates, and commodities with associated volatilities and correlations.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT (continued)

Market Risk (continued)

A   Market Risk - Trading (continued)

VaR Methodology Assumptions

The Company uses a single VaR model which has been implemented globally in order to determine the total trading VaR. A historical simulation is implemented where historical market moves over a two-year window are applied to the Company's current exposure, in order to construct a P&L distribution. Potential losses can be estimated at required confidence levels or probabilities. A scenario weighting scheme is employed to ensure that the VaR model responds to changing market volatility. For regulatory capital calculation and backtesting process, the higher of weighted and unweighted VaR is used, whereas for internal risk management purposes the weighted VaR is used.

The Company's VaR model uses exact time series for each individual risk factor. When simulating potential movements in risk factors, a mixed approach is used, with absolute returns for some risk classes and relative returns for others. However, if good quality data is not available, a 'proxy logic' maps the exposure to an appropriate time series. The level of proxying taking place is carefully monitored through internal risk management processes and there is a continual effort to source new time series to use in the VaR calculation.

Depending on the booking system, product and risk factor, profit and loss distribution is generated using full revaluation, spot-volatility grids or Greeks based methods. For interest rate and credit products, their main risk factors (interest rate and credit) are treated using the full revaluation method. For equity and foreign exchange products, their main risk factors (spot and volatility for equity and FX respectively) are treated using spot-volatility grids. However, for some products (e.g. interest rates and FX hedges of equity derivatives portfolios, booked in the relevant equity system), as well as for secondary risk factors of all products (e.g. FX risk for interest rates, credit and equity instruments) the Greeks based method is applied (relevant Greeks are multiplied by corresponding historical returns).

Potential losses (VaR or ESF) can be estimated at required confidence levels or probabilities. Furthermore, a scenario weighting scheme is employed to ensure that the VaR model responds to changing market volatility. For regulatory capital calculation and backtesting process, the higher of weighted and unweighted VaR is used, whereas for internal risk management purposes the weighted VaR is used.

For regulatory capital, the Company uses a 99% confidence level and 10-day time horizon, calculated using actual 10-day historical market moves. The historical two-year window for VaR is updated once every two days. The SVaR computed for regulatory capital also have the same specification but is simulated over a one-year stressed window. The stress period used in SVaR model for regulatory reporting is the optimal one-year window, which is calibrated daily by maximising SVaR over a rolling one-year window between start of 2008 and the reporting date.

For economic risk monitoring, Nomura uses 1d 95% VaR. Moreover, Nomura also computes and monitors long term VaR, which is also based on the principles of VaR but samples from a wider historical window starting from the subprime crisis of 2008. It is calculated as the 99.87% ESF (expected shortfall) on the portfolio simulated using the historical window starting from 2008.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT (continued)

Market Risk (continued)

A   Market Risk - Trading (continued)

VaR Backtesting

The performance of the Company's VaR model is constantly monitored to ensure that it remains fit for purpose. The main approach for validating VaR is to compare 1-day trading losses with the corresponding VaR estimate. The Company's VaR model is backtested at different levels. Backtesting results are reviewed on a monthly basis by the Risk Management Division.

1-day trading losses exceeded the 99% VaR estimate on two occasions for the Company for the year ended 31 March 2025.

Limitations and Advantages of VaR

VaR aggregates risks from different asset classes in a transparent and intuitive way. However, there are limitations. VaR is a backward-looking measure: it implicitly assumes that distributions and correlations of recent factor moves are adequate to represent moves in the near future. VaR is appropriate for liquid markets and is not appropriate for risk factors that exhibit sudden jumps. Therefore it may understate the impact of severe events.

Given these limitations, Nomura uses VaR only as one component of a diverse risk management process.

The table below illustrates, by major risk category, the VaR used for internal risk management purpose during the financial years ended 31 March 2025 and 31 March 2024. It shows the highest, lowest and average VaR during the financial year.

	Average VaR 2025 $'000	Min VaR 2025 $'000	Max VaR 2025 $'000	Average VaR 2024 $'000	Min VaR 2024 $'000	Max VaR 2024 $'000
Equity VaR	694	242	2,325	814	670	1,274
Credit VaR	4,342	2,076	6,949	5,680	4,381	8,038
Interest Rates VaR	3,412	1,246	7,244	4,156	2,597	6,560
Inflation VaR	306	206	463	417	192	934
FX VaR	1,178	369	3,656	1,803	649	6,241
Commodity VaR	2	-	28	2	-	16
Diversification/other	(4,414)	(1,764)	(11,126)	(5,764)	(3,171)	(13,606)
Total	5,520	2,375	9,539	7,108	5,317	9,456



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT (continued)

Market Risk (continued)

B   Incremental Risk Charge ("IRC")

IRC is a measure of the potential loss from credit migration and default events on debt securities over a one-year time horizon and 99.9% confidence level. IRC is calculated by Monte Carlo simulation of correlated migration and default events. A two factor Copula model is used which imply an inter asset correlation (across sectors) and an intra asset correlation (within a sector). These correlations are calibrated to empirically observed default events. P&L from migration is computed by applying credit spread shocks based on initial and final credit rating, adjusted for basis risk by product, recovery and maturity. P&L from default is simulated including stochastic recovery, correlated with overall default rates. A key determinant of IRC on a position is the credit rating of the obligor, which is based on the Nomura Group's Internal Rating system also used for the Internal Ratings-Based approach. IRC scope covers all debt securities as approved by the PRA. All positions in the IRC model are assumed to have a one-year liquidity horizon.

C   Stress testing of internal risk models

Stress testing is used to complement any internal risk models in order to identify certain risks to portfolios, at various levels, which are adversely affected by certain shocks when such portfolios are non-linear and tail risks from potential higher moves than those captured by the VaR model; to overcome limitations of models and historical data when assessing and controlling risk; and to identify risk concentrations and potential correlations across instruments, risk types and businesses.

Stress tests are designed to be economically coherent, challenging, and comprehensive in terms of business and risk coverage. Stress tests specific to one risk class, also known as grids, are run and aggregated at levels where this specific risk is managed. Stress tests are applied to all trades notwithstanding the way they are treated in VaR in order to be able to get a consistent view of the risks. However, analysis could be done at any level of business, or aggregation when required. Stress tests are performed by defining and applying shocks to the data used as input into the VaR model such as shocks to credit spreads, to bond prices, to interest rates, to equity price, foreign exchange rates as well as shocks to the volatility and other factors impacting the data used as input into the VaR model.

D   Market Risk - Non-Trading

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments. The Board has established stress test limits to constrain the interest rate risk taken by non-trading books. Positions are monitored on a regular basis and hedging strategies may be implemented to ensure that the risk is maintained within the established limits.

Currency risk

During the course of the Treasury department's financing activities, there is often a need to swap surplus flows in one currency into another currency, achieved using currency swap transactions. This is undertaken in accordance with approved market risk limits.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT (continued)

Credit Risk

Credit risk is the risk of loss arising from an obligor's default, insolvency or administrative proceeding which results in the obligor's failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a Credit Valuation Adjustment ("CVA") associated with deterioration in the creditworthiness of a counterparty. The Company uses the Nomura Group's Credit Risk Management framework for managing credit risk, with some specific criteria applied to the Company where relevant.

A   Credit Risk Management Process

The process for managing credit risk at the Company includes:

- evaluation of likelihood that a counterparty defaults on its payments and obligations;
- assignment of internal credit ratings to all active counterparties;
- approval of extensions of credit and establishment of credit limits;
- measurement, monitoring and management of the Company's current and potential future credit exposures;
- setting credit terms in legal documentation; and
- use of appropriate credit risk mitigants including netting, collateral, and hedging

B   Credit Risk Measures

The Company's main type of counterparty credit risk exposures arise from derivatives and securities financing transactions.

In December 2012, the Company was granted permission by the PRA to use the Internal Model Method ("IMM") in combination with the standardised approach in the calculation of counterparty credit risk requirements for certain derivatives and securities financing transactions. In the calculation of risk-weighted exposure amounts under the standardised approach to credit risk, the ratings of Fitch, Moody's and Standard and Poor's are used for all applicable exposure classes.

For derivative and securities financing transactions, the Company measures credit risk primarily by way of a Monte Carlo-based simulation model that determines a Potential Exposure profile at a specified confidence level. The exposure calculation model used for counterparty credit risk management is also used for the IMM-based exposure calculation for regulatory capital reporting purposes since the end of December 2012. Loans and lending commitments are measured and monitored on both funded and unfunded basis.

C   Credit Limits

Credit exposures against counterparties are managed by means of setting credit limits based upon credit analysis of each individual counterparty. Credit risk is managed daily through the monitoring of credit exposure against approved credit limits and the ongoing monitoring of the creditworthiness of the Company's counterparties. Any change in circumstance that alters the Company's risk appetite for any counterparty, sector, industry or country is reflected in changes to the internal rating and credit limit as appropriate.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT (continued)

Credit Risk (continued)

C   Credit Limits (continued)

Internal ratings form an integral part in the assignment of credit limits to counterparties. The Company's credit limit framework is designed to ensure that the Company takes appropriate credit risk in a manner that is consistent with its risk appetite. Global Credit policies define the delegated authority matrices that establish the maximum aggregated limit amounts and tenors that may be set for any single counterparty group based on their internal rating.

A bespoke limit framework has been developed to monitor exposures against central counterparty clearing houses, which include limits to funded exposures related to default fund and initial margin, and limits to unfunded exposures related to loss sharing amount (also known as stress loss).

D   Wrong Way Risk

Wrong Way Risk ("WWR") occurs when exposure to a counterparty is highly correlated with the deterioration of creditworthiness of that counterparty. The Nomura Group, including the Company, has established policies that govern the management of any WWR exposures. Stress testing is used to support the assessment of any WWR embedded within existing portfolios and adjustments are made to credit exposures and regulatory capital, as appropriate.

WWR analysis is performed by the Risk Management Division and presented to senior management in line with the Nomura WWR Management Policy framework. The analysis is provided to assist the business and senior management in determining whether the level of wrong way risk is a concern and action should be taken to reduce it.

E   Risk Mitigation

The Company utilises financial instruments, agreements, and practices to assist in the management of credit risk. The Company enters into legal agreements, such as the International Swap and Derivatives Association, Inc ("ISDA") agreements or equivalent (referred to as "Master Netting Agreements"), with many of its counterparties. Master Netting Agreements allow netting of receivables and payables and reduce losses potentially incurred because of a counterparty default. Further reduction in credit risk is achieved through entering into collateral agreements that allow the Company to obtain collateral from counterparties either upfront or contingent on exposure levels, changes in credit rating or other factors.

Given the potential for loss resulting from unsecured exposures, as a rule, all extensions of credit by the Company should be collateralised. However, in certain cases where there is sufficient risk appetite, unsecured exposure may be approved by the relevant credit risk managers. In addition, there are certain jurisdictions with specific rules relating to approvals and management of collateral. To ensure compliance, any local regulatory rules or statutes that are stricter must be followed.

Legal agreements should ensure that margin agreements and collateral accepted from clients provide the best possible protection for the Company. Any collateral types included for exposure reduction must meet the Basel standards. New collateral types, including non-standard collateral must be approved by the Global Collateral Steering Committee. Any non-standard collateral that gets approved must also be reviewed by all relevant departments to ensure that the operational capability is in place to properly control the new collateral type, and that concentration, reuse and liquidity implications are understood. The review must include any local or legal vehicle policies or procedures that contain rules relating to eligibility of acceptable collateral.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT (continued)

Credit Risk (continued)

E   Risk Mitigation (continued)

Concentrations of collateral by issuer, country and counterparty are monitored and reported to senior management. Haircuts are applied to collateral and set according to the market risk of the asset. Haircut levels are determined through quantitative and historical analysis and are reviewed periodically.

The Company utilises financial instruments, to assist in the management of counterparty credit risk. The Company enters credit hedges in the form of single name credit default swaps, credit contingent CDS and credit index swaps to mitigate losses arising from deterioration in counterparty creditworthiness. The Company actively monitors large exposures to collateralised counterparties and seeks to reduce exposures through trade compression and hedging with single name credit default swaps.

The Company's maximum exposure to credit risk at the balance sheet date is disclosed in the table below, based on the carrying amount of the financial assets the Company believes are subject to credit risk, without taking account of any collateral held or any other credit enhancements. Certain off-balance sheet instruments which expose the Company to a risk of loss due to default by the parties underlying these contracts are also disclosed. Collateral is held on financial assets held for trading, financial assets mandatorily at fair value through profit and loss, collateral posted for securities purchased under agreements to resell and collateral posted for securities borrowed. The exercise of collateral will lead to a significant reduction in the potential loss in the value of the corresponding financial asset in the event of a counterparty or issuer failing to perform its contractual commitment.

Other credit enhancements include netting agreements which provide protection to reduce the risks of counterparty default and, in some cases offset the Company's exposure with the same counterparty, which provides a more meaningful presentation of the Statement of Financial Position's credit exposure. Also included in the total exposure to credit risk are credit derivatives and other financial guarantee products which are used to hedge the Company's exposure to credit risk.


15   RISK MANAGEMENT (continued)

Credit Risk (continued)

Credit Risk Exposure

2025	Maximum Exposure to Credit Risk (gross basis) $'m	Stage 1 $'m	Stage 2 $'m	Stage 3 $'m
Financial assets held for trading	71,398	-	-	-
Collateral posted for securities purchased under agreements to resell	57,250	-	-	-
Collateral posted for securities borrowed	6,958	-	-	-
Other debtors	13,718	11,404	8	10
Investment time deposits	208	208	-	-
Cash and cash equivalent	2,218	2,218	-	-
Financial investments	12	-	-	-
	151,762	13,830	8	10
Commitments and financial guarantees	3,600	334	13	-
	155,362	14,164	21	10

2024	Maximum Exposure to Credit Risk (gross basis) $'m	Stage 1 $'m	Stage 2 $'m	Stage 3 $'m
Financial assets held for trading	142,892	-	-	-
Collateral posted for securities purchased under agreements to resell	54,281	-	-	-
Collateral posted for securities borrowed	4,850	-	-	-
Other debtors	16,846	13,066	27	-
Investment time deposits	204	204	-	-
Cash and cash equivalent	3,815	3,815	-	-
Financial investments	11	-	-	-
	222,899	17,085	27	-
Commitments and financial guarantees	4,286	926	123	-
	227,185	18,011	150	-

[1]In addition to disclosing fixed price loan commitments, the Company has disclosed certain variable market price commitments to repurchase debt of $790m (2024: $765m) in order to provide a more reliable and relevant disclosure of its financial commitments



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT (continued)

Credit Risk (continued)

2025

Credit loss allowance	Stage 1 $'m	Stage 2 $'m	Stage 3 $'m	Total $'m
Other debtors	(0.2)	(0.1)	(3.9)	(4.1)
Commitments and financial guarantees	(0.3)	0.0	-	(0.3)
	(0.5)	(0.1)	(3.9)	(4.5)

2024

Credit loss allowance	Stage 1 $'m	Stage 2 $'m	Stage 3 $'m	Total $'m
Other debtors	(0.4)	(0.1)	-	(0.5)
Commitments and financial guarantees	(0.3)	(0.1)	-	(0.4)
	(0.7)	(0.2)	-	(0.9)

Movements in credit loss allowances

	Stage1 Exposure $'m	ECL $'m	Stage 2 Exposure $'m	ECL $'m	Stage 3 Exposure $'m	ECL $'m	Total Exposure $'m	ECL $'m
Credit loss allowance at 1 April 2024	1,014	(0.7)	149	(0.2)	-	-	1,164	(0.9)
Transfer:								
to stage1	121	(0.1)	(121)	0.1	-	-	-	-
to stage 2	(9)	0.1	9	(0.1)	-	-	-	-
to stage 3	(10)	0.2	-	-	10	(0.2)	-	-
Credit impairment (charge) / release								
- new assets originated or purchased	264	(0.2)	12	-	1	-	278	(0.2)
- change in credit risk	-	0.1	-	-	-	(3.7)	-	(3.6)
- assets derecognised or matured	(766)	0.2	(29)	0.2	-	-	(795)	0.4
	(502)	0.1	(17)	0.2	1	(3.7)	(517)	(3.4)
Credit loss allowance at 31 March 2025	614	(0.4)	21	-	11	(3.9)	647	(4.3)



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT (continued)

Credit Risk (continued)

	Stage1 Exposure $'m	ECL $'m	Stage 2 Exposure $'m	ECL $'m	Stage 3 Exposure $'m	ECL $'m	Total Exposure $'m	ECL $'m
Credit loss allowances - 1 April 2023	475	(1.1)	146	(0.6)	-	-	621	(1.7)
Transfer: to stage 2	(3)	-	3	-	-	-	-	-
Credit impairment (charge) / release - new assets originated or purchased	660	(0.2)	1	-	-	-	661	(0.2)
- change in credit risk	-	0.3	-	0.4	-	-	-	0.7
- assets derecognised or matured	(117)	0.3	(1)	-	-	-	(118)	0.3
	543	0.4		0.4	-	-	543	0.8
Credit loss allowance at 31 March 2024	1,015	(0.7)	149	(0.2)	-	-	1,164	(0.9)

The credit quality of financial assets and off-balance sheet commitments which are subject to credit risk is summarised below. The credit ratings are determined by the Company's internally determined public rating agency equivalents.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT (continued)

Credit Risk (continued)

2025	Maximum Exposure to Credit Risk (Gross Basis)	Stage 1	Stage 2	Stage 3
Credit Rating	$'m	$'m	$'m	$'m
AAA	1,724	30	-	-
AA	19,271	3,345	-	-
A	55,410	5,388	-	-
BBB	38,796	2,633	-	-
Non-Investment grade	29,728	2,411	8	10
Unrated	6,831	24		-
Off-balance sheet commitments and financial guarantee contracts[1]				
AA	-	-	-	-
A	859	140	-	-
BBB	1,929	90	-	-
Non-Investment grade	812	103	13	-
Unrated	-	-	-	-
	155,360	14,164	21	10
2024				
AAA	1,690	46	-	-
AA	25,421	4,860	-	-
A	124,372	5,769	-	-
BBB	38,139	4,046	-	-
Non-Investment grade	19,313	1,968	27	-
Unrated	13,964	395		-
Off-balance sheet commitments and financial guarantee contracts[1]				
AA	140	140	-	-
A	1,181	125	-	-
BBB	1,305	2	121	-
Non-Investment grade	1,635	659	2	-
	227,160	18,011	149	-

[1]In addition to disclosing fixed price loan commitments, the Company has disclosed certain variable market price commitments to repurchase debt of $790m (2024: $765m) in order to provide a more reliable and relevant disclosure of its financial commitments.

The unrated balance represents the pool of counterparties which individually do not generate material credit risk for the Company, and which do not require rating under the Company's credit management policies. This pool is highly diversified, subject to limits, and monitored on a regular basis.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   **RISK MANAGEMENT (continued)**

Credit Risk (continued)

Concentrations of Credit Risk

Concentrations of credit risk may arise from the Company's normal operations in derivative instruments, securities financing transactions and underwriting activities, and from exposures to central counterparty clearing houses, and may be impacted by changes in political or economic factors. The Company's significant single concentrations of credit risk are typically with strongly rated credit institutions in the US and Europe and benefit from credit risk mitigation such as bilateral collateral agreements.

The Company is exposed to significant counterparty credit risk from other Nomura Group undertakings. The maximum credit exposure to other Nomura Group undertakings is $46 billion (2024: $114 billion) and is rated using the Nomura Group's credit rating of BBB (2024: 'BBB').

Liquidity Risk

Liquidity Risk Management

The Company's approach to liquidity risk management is founded on the three lines of defence principle, ensuring a clear ownership and strong connection between the Business (1st LOD line), Global Treasury and Risk Management division (2nd LOD line) and Internal Audit Department (3rd LOD Line) both globally and locally. The 3 LODs are further strengthened by a comprehensive suite of governance committees and forums, both Global and Local, which ensure liquidity risk is effectively managed at all levels of the Company and sufficient oversight and scrutiny is provided up to and including the Board.

The Company's primary Liquidity Risk Management objective is to ensure continuous sufficient liquidity across market cycles and periods of market and idiosyncratic stress, which allows the Company's contractual and modelled funding requirements and unsecured debt obligations that fall due within Board-established survival horizons and risk appetite, can be met without any reliance on sourcing additional unsecured funding or forced liquidation of assets.

The MCO (Maximum Cumulative Outflow model) is Nomura's primary tool to measure and monitor liquidity risk on a daily basis, defining the level of liquid assets required to meet contractual and contingent liquidity needs in the event of a stress. The MCO incorporates assumptions globally, modelling liquidity outflows over three scenarios ranging from normal business conditions to a combination of both a market-wide and Nomura-specific liquidity stress. Other liquidity metrics such as LCR, NSFR are also embedded in the firm-wide Liquidity risk management.

The Company as a U.K. regulated entity is fully compliant with the U.K. PRA prescribed liquidity requirements.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT (continued)

Liquidity Risk (continued)

Contractual Maturity Table

The table below shows the Company's financial liabilities by contractual maturity remaining, taking into account early redemption features. Derivative contracts and other financial instruments contained within the Company's trading portfolio and other instruments containing embedded derivatives (including structured note issuances and other financial liabilities designated at fair value) are presented at their fair values. All other amounts represent undiscounted cash flows payable by the Company arising from its financial liabilities. Perpetual cash flows are shown for a period of ten years. Derivatives are disclosed at fair value on demand except for gross settled derivatives, which are shown by contractual maturity remaining. Other creditors include cash collateral received on certain affiliate derivatives presented as on demand, being the earliest possible contractual payment date subject to both parties agreeing, furthermore any repayment of these amounts would be contractually replaced by longer term unsecured funding by other group companies. Financial liabilities designated at fair value are disclosed based on their earliest redemption date.

	On demand	Less than 30 days	31 - 90 days	91 days - 1 year	1 - 5 years	Later than 5 years	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m
2025							
Financial liabilities held for trading - derivatives	45,870	3,143	1,952	2,430	855	183	54,433
Financial liabilities held for trading - non derivatives	6,655	-	-	-	-	-	6,655
Collateral received for securities sold under agreements to repurchase	13,349	25,143	1,863	2,226	610	116	43,307
Collateral received for securities loaned	4,975	548	-	194	-	-	5,717
Other creditors - non lease liabilities	21,324	-	-	-	-	-	21,324
Other creditors - lease liabilities	-	-	-	-	3	-	3
Creditors (amounts falling due after more than one year)	-	-	-	-	13,674	1,395	15,069
	92,173	28,834	3,815	4,850	15,142	1,694	146,508
Commitments and financial guarantees[1]	-	-	22	9	933	2,636	3,600
Total exposure to liquidity risk	92,173	28,834	3,837	4,859	16,075	4,330	150,108



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT (continued)

Liquidity Risk (continued)

Contractual Maturity Table (continued)

	On demand	Less than 30 days	31 - 90 days	91 days - 1 year	1 - 5 years	Later than 5 years	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m
2024							
Financial liabilities held for trading - derivatives	108,405	5,540	4,602	5,794	2,362	281	126,984
Financial liabilities held for trading - non derivatives	6,715	-	-	-	-	-	6,715
Collateral received for securities sold under agreements to repurchase	14,403	21,806	4,584	2,705	743		44,241
Collateral received for securities loaned	4,388	220	863	156	-		5,627
Other creditors - non lease liabilities	18,327	-	-	-		-	18,327
Other creditors - lease liabilities	-			1	3	1	5
Creditors (amounts falling due after more than one year)	-	-	-	-	15,626	127	15,754
	152,238	27,566	10,049	8,656	18,734	410	217,652
Commitments and financial guarantees[1]	-	50	128	10	1,448	2,650	4,286
Total exposure to liquidity risk	152,238	27,616	10,177	8,666	20,182	3,059	221,938

[1]In addition to disclosing fixed price loan commitments, the Company has disclosed certain variable market price commitments to repurchase debt of $790m (2024: $765m) in order to provide a more reliable and relevant disclosure of its financial commitments


15   RISK MANAGEMENT (continued)

Liquidity Risk (continued)

Contractual Maturity Table (continued)

The table below shows the maturity profile of the Company's financial assets. The analysis into maturity groupings is based on the remaining period to the contractual maturity date or, if earlier, the expected date the assets will be realised.

	On demand	Less than 30 days	31 - 90 days	91 days - 1 year	1 - 5 years	Later than 5 years	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m
2025							
Cash and cash equivalent	2,218	-	-	-	-	-	2,218
Financial investments	12	-	-	-	-	-	12
Financial assets held for trading - derivatives	48,047	2,964	1,845	2,450	854	185	56,345
Financial assets held for trading - non derivatives	15,052	-	-	-	-	-	15,052
Collateral posted for securities purchased under agreements to resell	10,942	39,446	2,521	2,666	1,673		57,248
Collateral posted for securities borrowed	6,001	588	175	194	-	-	6,958
Other debtors	13,715	-	-	-	-	-	13,715
Investment time deposits	-	195	-	-	13	-	208
Total exposure to liquidity risk	95,986	43,193	4,541	5,310	2,540	185	151,755



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT (continued)

Liquidity Risk (continued)

Contractual Maturity Table (continued)

	On demand	Less than 30 days	31 - 90 days	91 days - 1 year	1 - 5 years	Later than 5 years	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m
2024							
Cash and cash equivalent	3,815	-	-	-	-	-	3,815
Financial investments	11	-	-	-	-	-	11
Financial assets held for trading - derivatives	108,655	5,433	4,668	6,002	2,368	281	127,407
Financial assets held for trading - derivatives	15,485	-	-	-	-	-	15,485
Collateral posted for securities purchased under agreements to resell	12,035	34,236	4,168	2,375	1,467		54,280
Collateral posted for securities borrowed	3,775	1,070	-	5	-	-	4,850
Other debtors	16,846	-	-		-	-	16,845
Investment time deposits	1	191	-	-	13	-	204
Total exposure to liquidity risk	160,622	40,931	8,835	8,381	3,847	281	222,898

Maturity analysis of assets and liabilities

The table on next page shows an analysis of assets and liabilities analysed according to when they are expected to be recovered or settled.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT (continued)

Maturity analysis of assets and liabilities (continued)

	Within 12 months 2025 $'m	After 12 months 2025 $'m	Total 2025 $'m	Within 12 months 2024 $'m	After 12 months 2024 $'m	Total 2024 $'m
Cash and cash equivalent	2,218	-	2,218	3,815	-	3,815
Financial assets held for trading	70,358	1,039	71,397	140,243	2,649	142,892
Investment time deposits	195	13	208	191	13	204
Current Tax receivable	47	-	47	53	-	53
Collateral posted for securities purchased under agreements to resell	55,577	1,673	57,250	52,814	1,467	54,281
Collateral posted for securities borrowed	6,958	-	6,958	4,850	-	4,850
Other debtors	13,877		13,877	17,013		17,013
Financial investments	12	-	12	11		11
Tangible Fixed Assets		18	19	-	23	23
Intangible Fixed Assets	-	1	1	-	4	4
Investment in subsidiaries	-				-	
Investment in group companies	-	13	13	-	13	13
Total Assets	149,241	2,757	151,998	218,990	4,169	223,159
Financial Liabilities held for trading	60,051	1,038	61,089	131,056	2,643	133,699
Collateral received for securities sold under agreement to repurchase	42,581	726	43,306	43,497	743	44,240
Collateral received for securities loaned	5,717	-	5,717	5,626	-	5,626
Other creditors - non lease liabilities	21,529	-	21,529	18,548	-	18,548
Other creditors - lease liabilities	1	3	4	1	3	4
Provisions	75	-	75	95	-	95
Creditors (amounts falling due after more than one year)	-	15,069	15,069	-	15,754	15,754
Total Liabilities	129,954	16,836	146,790	198,824	19,143	217,967



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT (continued)

Operational Risk

Operational risk is risk of financial loss or non-financial impact arising from inadequate or failed internal processes, people and systems, or from external events. Operational Risk includes in its definition Compliance, Legal, IT and Cyber Security, Fraud, Third Party and other non-financial risks. Operational Risk does not include strategic risk and reputational risk, however, some operational risks can lead to reputational issues and as such operational and reputational risks may be closely linked.

The Three Lines of Defence

The Nomura Group adopts the industry standard "Three Lines of Defence" for the management of operational risk, comprising:

(1)   1st Line of Defence (1st LOD): All Business and employees which owns and manages its risks.

(2)   2nd Line of Defence (2nd LOD): Global Operational Risk Management, which is responsible for and co-ordinates the Operational Risk Management Framework and oversees its implementation under the provision of the Global Operational Risk Management Policy. Additionally, Corporate Function Heads have specific 2nd Line of Defence responsibilities for individual risk types.

(3)   3rd Line of Defence (3rd LOD): Internal Audit, who provide independent assurance.

The "Governing Body" is the Group Risk Management Committee ("GRMC"), which provides formal oversight. GRMC is responsible for ensuring a sound and effective framework is in place for the management of Operational Risk.

The Nomura Group's Operational Risk Management framework is set out below:

Infrastructure of the framework

- **Policy framework:** Sets standards for managing operational risk and details how to monitor adherence to these standards.
- **Risk culture, Training and awareness:** Action taken by Operational Risk Management to improve business understanding of operational risk.

Products and Services

- **Operational Risk Event Reporting:** This process is used by the 1st LOD to identify and report any event which resulted in or had the potential to result in a loss or gain or other impact associated with inadequate or failed internal processes, people and systems, or from external events.
- **Risk and Control Self-assessment ("RCSA"):** This process is used by the 1st LOD to identify the inherent risks the business faces, the key controls associated with those risks and relevant actions to mitigate the residual risks. Global Operational Risk Management are responsible for developing the RCSA framework and supporting the business in its implementation.
- **Key Risk Indicators ("KRI"):** KRIs are metrics used to monitor the business' exposure to operational risk.
- **Scenario Analysis:** This process is used to assess and quantify potential high impact, low likelihood tail risks and agree actions to improve controls where required.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   **RISK MANAGEMENT (continued)**

Operational Risk (continued)

Outputs

Risk Appetite: articulates risk management approach for operational risk. Global Operational Risk Management framework produces regular reporting on the level of operational risk in accordance with the Risk Appetite Statement.

- **Analysis and reporting:** A key aspect of ORM's role is to analyse, report, and challenge operational risk information provided by business units, and work with business units to develop action plans to mitigate risks.
- **Operational risk capital calculation:** Calculate operational risk capital as required under applicable Basel standards and local regulatory requirements.

Model Risk

Model Risk is the risk of financial loss, incorrect decision making, or damage to the Company's credibility arising from Model errors or incorrect or inappropriate Model application.

To effectively manage the Company's Model Risk, Nomura has established a Model Risk Management Framework to govern the development, ownership, validation, approval, usage, ongoing monitoring, and periodic review of the Company's Models. The framework is supported by a set of policies and procedures that articulate process requirements for the various elements of the model lifecycle, including monitoring of model risk with respect to the Company's appetite.

New models and material changes to approved models must be independently validated prior to official use, and the validation results must be documented by a relevant Model Validation Team. Thresholds to assess the materiality of model changes are defined in Model Risk Management's procedures. During independent validation, validation teams analyse a number of factors to assess a model's suitability, identify model limitations, and quantify the associated model risk, which is ultimately mitigated through the imposition of approval conditions, such as usage conditions, model reserves and capital adjustments. Approved models are subject to periodic review and ongoing performance monitoring to ensure their continued suitability. Appropriately delegated Model Risk Management Committees provide oversight, challenge, governance, and where appropriate, ultimate approval of validated Models.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT (continued)

Electronic and Algorithmic Trading Risk

Risks associated with Electronic and Algorithmic trading activities arise across risk types within both Financial and Non-Financial Risks and are indirectly captured under each risk category. However, the speed and autonomy with which these transactions can be executed presents unique risks such as market disruptions, the unintended build-up of significant intraday risk exposures as well as regulatory censure. A framework has been established which looks at these unique risk scenarios more holistically. Key areas of focus include:

- System Runaway and Failure: Where Algorithmic Trading Strategies malfunction or generate duplicative or erroneous orders.
- Disorderly Markets: Causing or contributing to the disorderly functioning of financial markets
- Flash Crash: Risk of overreaction to market events by Algorithmic Trading strategies.

Electronic and Algorithmic Trading Risk (continued)

- Misconduct: Risk of Algorithmic Trading strategies deliberately or inadvertently causing disadvantage to clients, market abuse or market disruption.
- Model Risk: The design or incorrect use of Algorithmic Trading Strategies resulting in poor trading and business decisions being made.

Fair Values of Financial Assets and Financial Liabilities

All financial instruments held or issued for trading purposes are carried in the financial statements at fair value which is determined using market values, option pricing models or by discounting expected future cash flows at prevailing interest rates.

The carrying value of financial instruments not measured at fair value is a reasonable approximation of fair value for the majority of these holdings due to the short-term nature of these financial assets and liabilities.

Financial Instruments Valued Using Unobservable Market Data

Certain financial assets and liabilities are valued using valuation techniques which rely on parameters which are not observable in the market due to an absence of equivalent, current, market transactions or observable market data.

These valuation techniques are based on assumptions. As a result, the fair value calculated using these valuation techniques will change if the underlying assumptions change. The potential impact of using reasonably possible alternative assumptions to value these financial instruments at the Statement of Financial Position date is of plus and/or minus of $6,504,139 (2024: $11,604,676) which is 10% of fair value of Level 3 Equity and Debt securities.

Where the use of valuation techniques with significant unobservable parameters generates a gain or loss at inception, this is deferred over the life of the contract, until the parameters become observable or the instrument is terminated. Changes in fair value after inception are recognised in the income statement. The total fair value change recognised in profit or loss attributable to these financial instruments at Statement of Financial Position date is a gain of $7,024,145 (2024: loss of $2,161,605).

The amounts not recognised during the year relating to the difference between the transaction price and the fair value determined using a valuation technique with unobservable parameters is shown in the table below:



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

15   RISK MANAGEMENT (continued)

Financial Instruments Valued Using Unobservable Market Data (continued)

	2025 $'000	2024 $'000
As at 1 April	6,754	5,117
New transactions	5,508	2,899
Redemptions and terminations	(1,172)	(1,262)
As at 31 March	11,090	6,754



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

16   FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions have been applied in determining the fair values of financial instruments:

(a)   The fair value of financial assets and liabilities at amortised cost due within 12 months are assumed to approximate to their carrying values.

(b)   Financial assets classified as fair value through other comprehensive income are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated using a valuation model.

(c)   Financial assets mandatorily at fair value through profit and loss, financial liabilities designated at fair value through profit and loss and derivatives are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available a valuation model is used to estimate fair value. Valuations models are based, wherever possible, on assumptions supported by observable market prices or rates. These valuation techniques are based on assumptions. As a result, the fair value calculated using these valuation techniques will change if the underlying assumptions change.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio. Fair value for a portfolio is based on the price that would be received to sell a net long position (i.e. a net financial asset) or transfer a net short position (i.e. a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

Fair value hierarchy

Level 1   -   Unadjusted quoted prices in active markets for identical assets or liabilities (i.e. without modification or repackaging).

Level 2   -   Quoted prices in active markets for similar assets or liabilities, quoted prices in inactive markets or other valuation techniques for which all significant inputs are based on observable market data.

Level 3   -   Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management's assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The following table presents information about the Company's financial assets and financial liabilities measured at fair value within the fair value hierarchy, based on the transparency of inputs into the valuation techniques used by the Company to determine such fair values. Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the financial instrument.

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows:



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

16   FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Equities

Equities include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. The Company determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in level 1 of the fair value hierarchy, no valuation adjustments are made to quoted prices in determining fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in level 2. The fair value of unlisted equity securities requires significant management judgement because unlisted equity securities, by their nature, have little or no price transparency. Unlisted equity securities are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. Unlisted equity securities are usually classified in level 3 because significant valuation inputs are unobservable.

Government, agency and municipal securities

The fair value of Japanese and other G7 government securities is primarily determined using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in level 1 because they are traded in active markets. Certain securities may be classified in level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in level 2. These are valued using DCF valuation techniques which include significant unobservable inputs such as credit spreads of the issuer.

Bank and corporate debt securities and loans carried at fair value

The fair value of bank and corporate debt securities and loans carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar debt securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in level 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

16   FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Funds

The fair value of funds is primarily determined using NAV per share as this is a tradeable level and/or the fund uses accepted valuation methods. Where the NAV per share is used as the basis of valuation, the information and valuation provided by the fund manager, including assumptions used, are reviewed for reasonableness. Publicly traded funds which are valued using a daily tradeable NAV per share are classified in level 1 of the fair value hierarchy. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified in level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in level 3. The fair value of certain other funds is determined using DCF valuation techniques. These funds are classified in level 3 as the valuation includes significant unobservable valuation inputs such as liquidity discounts.

Derivatives

Nomura enters into both exchange-traded and OTC equity, interest rate, credit and foreign exchange derivative transactions. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded derivatives is determined using an unadjusted exchange price and classified in level 1 of the fair value hierarchy. The fair value of exchange-traded equity derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in level 2. The fair value of OTC derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities, correlations, interest rates, credit spreads, recovery rates and foreign exchange rates. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura's own creditworthiness on derivative liabilities. OTC derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex derivatives are classified in Level 3 where dividend yield, interest rate, credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

Nomura includes valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value.

Collateralised agreements and collateralised financing

The primary types of collateralised agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

16   FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

	Level 1	Level 2	Level 3	Counterparty netting	Total
	$'000	$'000	$'000	$'000	$'000
2025					
Financial assets held for trading					
- Equity Securities	10,672,618	420,523	18,912	-	11,112,053
- Debt Securities	154,507	3,739,148	46,130	-	3,939,785
- Derivatives	63,684	55,323,909	958,217	-	56,345,810
Collateral posted for securities purchased under agreements to resell	-	195,350,594	-	(138,100,877)	57,249,717
Collateral posted for securities borrowed	-	11,009,178	-	(4,051,537)	6,957,641
Other debtors	-	1,666,692	630,719	-	2,297,411
Financial investments	-	-	11,517	-	11,517
	10,890,809	267,510,044	1,665,495	(142,152,414)	137,913,934
Financial liabilities held for trading					
- Equity Securities	(6,138,552)	(15,842)	(5,416)	-	(6,159,810)
- Debt Securities	(208,020)	(282,748)	(4,422)	-	(495,190)
- Derivatives	(63,643)	(53,434,311)	(935,722)	-	(54,433,676)
Collateral received for securities sold under agreements to repurchase	-	(181,407,339)	-	138,100,877	(43,306,462)
Collateral received for securities loaned	-	(9,768,924)	-	4,051,537	(5,717,387)
Other creditors	(452,181)	(1,656,873)	(79,695)	-	(2,188,749)
Creditors (amounts falling due after more than one year)	-	(366,618)	(54)	-	(366,672)
	(6,862,396)	(246,932,655)	(1,025,309)	142,152,414	(112,667,946)


16   FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

	Level 1	Level 2	Level 3	Counterparty netting	Total
	$'000	$'000	$'000	$'000	$'000
2024					
Financial assets held for trading					
- Equity Securities	8,637,704	249,387	84,047	-	8,971,138
- Debt Securities	2,922,215	3,559,942	31,999	-	6,514,156
- Derivatives	36,997	125,632,834	1,737,042	-	127,406,873
Collateral posted for securities purchased under agreements to resell	-	173,523,248	-	(119,242,233)	54,281,015
Collateral posted for securities borrowed	-	6,954,848	-	(2,105,052)	4,849,796
Other debtors	-	3,170,628	583,058	-	3,753,686
Financial investments	-	-	11,341	-	11,341
	11,596,916	313,090,887	2,447,487	(121,347,285)	205,788,005
Financial liabilities held for trading					
- Equity Securities	(5,803,847)	(2,694)	(576)	-	(5,807,117)
- Debt Securities	(420,760)	(480,137)	(6,978)	-	(907,875)
- Derivatives	(37,112)	(125,167,386)	(1,779,534)	-	(126,984,032)
Collateral received for securities sold under agreements to repurchase	-	(163,482,301)	-	119,242,233	(44,240,068)
Collateral received for securities loaned	-	(7,731,505)	-	2,105,052	(5,626,453)
Other creditors	-	(1,845,248)	(209,797)	-	(2,055,045)
Creditors (amounts falling due after more than one year)	-	(480,434)	-	-	(480,434)
	(6,261,719)	(299,189,705)	(1,996,885)	121,347,285	(186,101,024)


16   FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Level 3 financial assets and financial liabilities

Level 3 financial assets and financial liabilities include instruments whose valuations are significantly dependent on parameters which are unobservable in the market. Financial instruments are categorised in accordance with their lowest level significant input. As a result, a derivative valued using a combination of level 1, level 2 and level 3 parameters would be classified in level 3 in its entirety, if its value is significantly affected by at least one significant unobservable parameter.

These financial instruments are often hedged with instruments within level 1 or level 2 of the fair value hierarchy and the gains or losses below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are also measured using both observable and unobservable inputs. Fair value changes presented in the table on the next page, therefore, reflect realised and unrealised gains and losses resulting from movements in both observable and unobservable parameters.

The following table presents information about financial assets and liabilities measured at fair value on a recurring basis for which the Company has utilised level 3 inputs to determine fair value.

	At 1 April 2024	Total gains (losses) in P&L	Purchases	Sales	Settlement	Transfers in level 3	Transfers out of level 3	At 31 March 2025	Unrealised Total gains (losses) in P&L
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Financial assets									
Financial assets held for trading									
- Equity Securities	84,047	(3,250)	14,275	(89,073)	-	12,945	(33)	18,911	(5,378)
- Debt Securities	31,999	(3,774)	49,400	(31,496)	-	-		46,129	1,129
- Derivatives	1,737,042	14,413	-	-	(626,960)	4,741	(171,019)	958,217	35,675
Other debtors	583,058	(3,038)	272,623	(238,832)	-	95,202	(78,294)	630,719	7,646
Financial investments	11,341	188	-	(13)	-	-	-	11,516	
	2,447,487	4,539	399,702	(405,910)	(626,960)	17,686	(171,052)	1,665,493	39,072



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

16   FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Level 3 financial assets and financial liabilities (continued)

	At 1 April 2023	Total gains (losses) in P&L	Purchases	Sales	Settlement	Transfers in level 3	Transfers out of level 3	At 31 March 2024	Unrealised Total gains (losses) in P&L
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Financial assets									
Financial assets held for trading									
- Equity Securities	63,740	550	10,763	(219,645)	-	228,891	(252)	84,047	3,065
- Debt Securities	35,769	1,421	28,706	(29,739)	-	373	(4,530)	31,999	190
- Derivatives	1,876,971	(124,360)	-	-	25,197	122,922	(163,688)	1,737,102	189,319
Other debtors	257,757	(8,510)	342,860	(41,437)	-	32,388	-	583,058	(3,833)
Financial investments	10,661	111	570	-	-	-	-	11,341	-
	2,244,897	(130,789)	382,899	(290,821)	25,197	384,574	(168,471)	2,447,548	188,741



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

16 FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Level 3 financial assets and financial liabilities (continued)

	At 1 April 2024	Total gains (losses) in P&L	Purchases	Sales	Settlement	Transfers in level 3	Transfers out of level 3	At 31 March 2025	Unrealised Total gains (losses) in P&L
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Financial liabilities									
Financial liabilities held for trading									
- Equity Securities	(576)	(1,350)	(4,065)	576	-	-	-	(5,415)	(424)
- Debt Securities	(6,978)	(2,296)	(2,237)	6,389	-	(81)	780	(4,423)	383
- Derivatives	(1,779,534)	(136,848)	-	-	929,457	(44,929)	96,131	(935,723)	(307,457)
Other creditors	(209,797)	(7,180)	(69,608)	203,584	-	(316)	3,621	(79,696)	(8,013)
Creditors due after more than one year	-	(971)	-	851	-	66	-	(54)	(106)
	(1,996,885)	(148,646)	(75,911)	211,400	929,457	(45,259)	100,533	(1,025,311)	(315,618)

	At 1 April 2023	Total gains (losses) in P&L	Purchases	Sales	Settlement	Transfers in level 3	Transfers out of level 3	At 31 March 2024	Unrealised Total gains (losses) in P&L
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Financial liabilities									
Financial liabilities held for trading									
- Equity Securities	(6,969)	7	(578)	5,600	-	(9)	1,374	(576)	7
- Debt Securities	(8,398)	-	(4,754)	8,091	-	(2,099)	181	(6,979)	-
- Derivatives	(1,998,876)	(294,904)	-	-	431,489	(76,265)	159,022	(1,779,533)	(323,489)
Other creditors	(1,359)	(23,295)	(28,012)	6,348	-	(164,837)	1,359	(209,797)	(20,340)
Creditors due after more than one year	(196,577)	-	-	-	-	-	196,577	-	-
	(2,212,178)	(318,192)	(33,344)	20,039	431,489	(243,211)	358,513	(1,996,885)	(343,822)

Total gains and losses on financial assets and financial liabilities included in the above table are included in 'Trading profit' in the statement of comprehensive income.

The Company assumes that all transfers of financial instruments from one level to another level within the fair value hierarchy occur at the beginning of the relevant quarter in which the transfer takes place.

Instruments transferred out of level 3, due to significant valuation inputs becoming observable, and transferred into level 3, due to significant valuation inputs becoming unobservable.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

16   FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Transfers between level 1 and level 2

The following table shows transfers between level 1 and level 2 of the fair value hierarchy for financial assets and liabilities which are recorded at fair value:

As at 31 March 2025

	Transfers from level 1 to level 2 $'000	Transfers from level 2 to level 1 $'000
Financial assets		
Financial assets held for trading		
- Equities	143,116	5,124
- Debt securities and loans	-	-
	143,116	5,124
Financial liabilities		
Financial liabilities held for trading		
- Equities	(182)	(2,257)
- Debt securities and loans	-	-
	(182)	(2,257)

As at 31 March 2024

	Transfers from level 1 to level 2 $'000	Transfers from level 2 to level 1 $'000
Financial assets		
Financial assets held for trading		
- Equities	3,384	5,167
- Debt securities and loans	-	-
	3,384	5,167
Financial liabilities		
Financial liabilities held for trading		
- Equities	(1,135)	(1,533)
- Debt securities and loans	-	-
	(1,135)	(1,533)

Instruments were transferred from level 1 to level 2 due to the observable parameters becoming less active and transferred from level 2 to level 1 because the valuation parameters became more active.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

16   FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

A   Level 3 quantitative disclosures on significant unobservable inputs

The following table presents quantitative information about the significant unobservable inputs and assumptions used by the Company for Level 3 financial instruments as of 31 March 2025 and 31 March 2024.

Class of financial instrument	Fair value $'000	Valuation techniques	Unobservable inputs	Range	Weighted average (%)
2025					
Financial assets held for trading					
- Equity securities	18,912	DCF	Liquidity discount		
- Debt securities	46,130	DCF	Credit spreads	0.2-8.2%	4.4
	-		Recovery rates	8.4-8.5%	8.5
- Derivatives	958,217	DCF\Option Model	Interest rates	0.9-4.5%	
	-		Credit spread	0.1-20.2%	
	-		Recovery rates	1-90%	
	-		Dividend yield	0-9%	
	-		Volatilities	4-99%	
	-		Volatilities	10-93bps	
	-		Correlations	-0.85-0.98	
Other debtors	630,719	DCF	Credit spreads	0-19.3%	5.8
Financial investments	11,517	DCF	Liquidity discount		
Total Level 3	1,665,495				



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

16   FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

A   Level 3 quantitative disclosures on significant unobservable inputs (continued)

Class of financial instrument	Fair value $'000	Valuation techniques	Unobservable inputs	Range	Weighted average (%)
2024					
Financial assets held for trading					
- Equity securities	84,047	DCF	Liquidity discount	75%-75%	75
- Debt securities	31,999	DCF	Credit spreads	0-7.5%	4.3
	-		Recovery rates	6.1-10.1%	8.4
- Derivatives	1,737,042	DCF\Option Model	Interest rates	0.6-4.2%	
	-		Credit spread	0.0-17%	
	-		Recovery rates	20-90%	
	-		Dividend yield	0-10%	
	-		Volatilities	1-108%	
	-		Volatilities	10-401bps	
	-		Correlations	-1.97	
Other debtors	583,058	DCF	Credit spreads	2.5-15.2%	5.6
Financial investments	11,341	DCF	Liquidity discount		
Total Level 3	2,447,487				



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

16   FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

A   Level 3 quantitative disclosures on significant unobservable inputs (continued)

Class of financial instrument	Fair value $'000	Valuation techniques	Unobservable inputs	Range	Weighted average (%)
2025					
Financial liabilities held for trading					
- Equity securities	(5,416)	DCF	Liquidity discount		
- Debt securities	(4,422)	DCF	Credit spreads		
	-		Recovery rates		
- Derivatives	(935,722)	DCF\Option Model	Interest rates	0.9-4.5%	
	-		Credit spread	0.1-20.2%	
	-		Recovery rates	1-90%	
	-		Dividend yield	0-9%	
	-		Volatilities	4-99%	
	-		Volatilities	10-93bps	
	-		Correlations	-0.85-0.98	
Other creditors	(79,695)	DCF	Credit spreads	2.0-8.2%	5.2
Creditor: amount falling due after more than one year	-				
Total Level 3	(1,025,255)				



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

16   FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

A   Level 3 quantitative disclosures on significant unobservable inputs (continued)

Class of financial instrument	Fair value $'000	Valuation techniques	Unobservable inputs	Range	Weighted average (%)
2024					
Financial liabilities held for trading					
- Equity securities	(576)	DCF	Liquidity discount		
- Debt securities	(6,978)	DCF	Credit spreads		
	-		Recovery rates		
- Derivatives	(1,779,534)	DCF\Option Model	Interest rates	0.6-4.2%	
	-		Credit spread	0.0-17.0%	
	-		Recovery rates	20-90%	
	-		Dividend yield	0-10%	
	-		Volatilities	1-108%	
	-		Volatilities	10-401bps	
	-		Correlations	-1.97	
Other creditors	(209,797)	DCF	Credit spreads	4.97-7.4%	6.3
Creditor: amount falling due after more than one year	-				
Total Level 3	(1,996,885)				



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

16   FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

B   Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the Statement of Financial Position since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortised cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within loans, debtors, cash and cash equivalent, borrowings from fellow subsidiary undertakings, cash collateral and other liabilities.

Cash and cash equivalent, other debtors, borrowings from fellow subsidiary undertakings and cash collateral, in the Statement of Financial Position would generally be classified in either level 1 or level 2 within the fair value hierarchy.

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instruments, of which a portion of the ending balance was carried at fair value as of 31 March 2025 and 31 March 2024.

	Carrying amount	Fair value	Fair value by level		
			Level 1	Level 2	Level 3
	$'000	$'000	$'000	$'000	$'000
2025					
Financial assets:					
Other debtors	11,416,887	11,416,887	258,625	11,158,262	-
Investment time deposit	208,008	208,008	-	208,008	-
Cash and cash equivalent	2,217,800	2,217,800	2,217,800	-	-
	13,842,695	13,842,695	2,476,425	11,366,270	-
Financial liabilities:					
Other creditors	(19,272,276)	(19,272,276)	-	(19,272,276)	-
Creditors: amounts falling due after more than one year	(14,702,387)	(14,702,387)	-	(14,702,387)	-
	(33,974,663)	(33,974,663)	-	(33,974,663)	-



NOMURA

NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

16 FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

B Estimated fair value of financial instruments not carried at fair value (continued)

	Carrying amount	Fair value	Fair value by level Level 1	Level 2	Level 3
	$'000	$'000	$'000	$'000	$'000
2024					
Financial assets:					
Other debtors	13,091,927	13,091,663	211,348	12,880,315	-
Investment time deposit	203,939	203,939	-	203,939	-
Cash and cash equivalent	3,815,328	3,815,329	3,339,658	475,671	-
	17,111,194	17,110,931	3,551,006	13,559,925	-
Financial liabilities:					
Other creditors	(16,277,151)	(16,277,151)	-	(16,277,151)	-
Creditors: amounts falling due after more than one year	(15,273,424)	(15,273,424)	-	(15,273,424)	-
	(31,550,575)	(31,550,575)	-	(31,550,575)	-



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

17   OFFSETTING DISCLOSURES

	Collateral posted for securities purchased under agreements to resell	Collateral posted for securities borrowed	Derivatives
	$'000	$'000	$'000
2025			
Assets:			
Total gross balance (1)	195,350,594	6,957,641	56,345,810
Less: amounts offset in the Statement of Financial Position	(138,100,877)	-	-
Total net amounts reported on the face of the Statement of Financial Position	57,249,717	6,957,641	56,345,810
Less: Additional amounts not offset in the Statement of Financial Position	(16,283,497)	(1,869,783)	(45,260,737)
Financial instruments and non-cash collateral	(40,480,809)	(4,431,725)	(2,749,156)
Cash collateral	(2,808)	-	(6,453,444)
Net Amount	482,603	656,133	1,882,473
2024			
Assets:			
Total gross balance (1)	173,523,248	4,849,795	127,406,872
Less: amounts offset in the Statement of Financial Position	(119,242,233)	-	-
Total net amounts reported on the face of the Statement of Financial Position	54,281,016	4,849,795	127,406,872
Less: additional amounts not offset in the Statement of Financial Position	(14,778,504)	(1,626,216)	(117,031,894)
Financial instruments and non-cash collateral	(38,629,651)	(2,347,658)	(1,514,305)
Cash collateral	(33,485)	-	(6,895,112)
Net Amount	839,375	875,921	1,965,561


17   OFFSETTING DISCLOSURES (continued)

	Collateral received for securities sold under agreements to repurchase $'000	Collateral received for securities loaned $'000	Derivatives $'000
2025			
Liabilities:			
Total gross balance (1)	(181,407,339)	(5,717,387)	(54,433,676)
Less: amounts offset in the Statement of Financial Position	138,100,877	-	-
Total net amounts reported on the face of the Statement of Financial Position	(43,306,462)	(5,717,387)	(54,433,676)
Less: additional amounts not offset in the Statement of Financial Position (2)	16,283,497	1,869,783	45,260,737
Financial instruments and non-cash collateral	24,995,531	3,716,715	326,510
Cash collateral	24,278	-	6,286,003
Net amount	(2,003,156)	(130,889)	(2,560,426)
2024			
Liabilities:			
Total gross balance (1)	(163,482,301)	(5,626,453)	(126,984,031)
Less: amounts offset in the Statement of Financial Position	119,242,233	-	-
Total net amounts reported on the face of the Statement of Financial Position	(44,240,068)	(5,626,453)	(126,984,031)
Less: additional amounts not offset in the Statement of Financial Position (2)	14,778,504	1,626,216	117,031,894
Financial instruments and non-cash collateral	28,583,637	3,668,361	169,066
Cash collateral	1,158	-	7,143,558
Net amount	(876,769)	(331,876)	(2,639,513)

During the year, the Company modified existing agreements for derivative transactions with certain counterparties, where payments of variation margin are legally characterised as settlement of the derivative transactions, known as "settled-to-market" (STM). The cumulative amount of gross derivative assets settled under outstanding STM contracts amounts to $(361,389,113) (2024: $(424,031,119)) and the cumulative amount of gross derivative liabilities settled under outstanding STM contracts amounts to $(3,134,765,879) (2024: $19,770,516). Significant differences between current and prior year figures presented in this note are largely attributable to the increased population of STM derivatives.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

17   OFFSETTING DISCLOSURES (continued)

1) Includes all recognised balances irrespective of whether they are transacted under legally enforceable master netting agreements. Amounts include transactions carried at fair value through election of the fair value option.

2) Represents amounts which are not permitted to be offset on the face of the Statement of Financial Position but which provide the Company with the right of offset in the event of counterparty default. Amounts relating to agreements where the Company does not have a legal right of offset or has not yet determined with sufficient certainty whether the right of offset is legally enforceable are excluded. The amount disclosed has been capped per the relevant netting agreement so as not to exceed the net amount of financial assets presented on the Statement of Financial Position. Thus, over-collateralisation is not reflected in the table.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

18   CAPITAL MANAGEMENT POLICY

The objectives of the Company's capital management policies are to ensure that the Company complies with externally imposed capital requirements and to seek to enhance shareholder value by capturing business opportunities as they develop. To achieve these goals, sufficient capital is maintained to support the Company's business and to withstand losses due to extreme market movements.

The Company reviews the appropriate level of capital sufficiency, with senior management responsible for implementing and enforcing capital policies. The determination of the Statement of Financial Position size and the level of capital take into consideration regulatory requirements, economic risks inherent in its business and maintenance of a debt rating appropriate to a global financial institution. The allocation of available capital resource across the business is then based upon factors such as return on capital and regulatory requirements.

The Company is subject to and has complied with the regulatory requirements imposed by HM Treasury and the PRA under the U.K. Financial Services Regulatory Framework.

No changes were made in the objectives, policies or processes for managing capital during the year.

Regulatory Capital

Regulatory guidelines developed by the Basel Committee as implemented by the PRA for supervisory purposes define two 'Tiers' of capital resources. Tier 1 capital is the highest tier and consists of, inter alia, ordinary share capital, reserves and retained earnings. Tier 2 consists of long-term subordinated debt. Tiers 1 and 2 capital can be used to support both trading and non-trading activity and all market and counterparty risks.

	2025 $'000	2024 $'000
Common Equity Tier 1	5,209,296	5,190,543
Adjustments to CET 1	(120,496)	(137,277)
Tier 1 Capital	5,088,800	5,053,266
Tier 2 Capital	1,260,000	1,260,000
Own Funds	6,348,800	6,313,266



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

19   **UNCONSOLIDATED STRUCTURED ENTITIES**

The Company has an involvement with various structured entities which are designed to achieve a specific business purpose. Structured entities have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate only to administrative tasks and the relevant activities are directed by means of contractual arrangements. Such entities generally have restricted activities as well as narrow and well-defined objectives.

As the Company has taken the exemption from preparing consolidated financial statements under section 401 of Companies Act 2006, disclosures are in relation to the Company's involvement with all structured entities, irrespective of whether they are consolidated or not.

Below is a description of the Company's involvements in structured entities by type:

Securitisation Vehicles:

The Company establishes securitisation vehicles to meet clients' investment needs through the combination of securities and derivatives, including fixed income and equities products. The vehicles fund these investments by issuing structured notes, the repayment of which is linked to the performance of the assets in the vehicles. The Company often transfers assets and enters into derivatives with these securitisation vehicles.

The Company also invests in third party securitisation vehicles in the form of asset backed securities.

Investment Funds:

The Company holds investments in third party investment funds such as Mutual Funds and Hedge Funds in the normal course of trading activity. In addition, the Company holds seed investments in Undertakings for the Collective Investment of Transferable Securities ("UCITS") and other Funds sponsored by fellow subsidiaries within the Nomura Group.

Other:

These are investments in third party structured entities that do not fall into any criteria above.

The following table shows the carrying amounts of the Company's interests recognised in the Statement of Financial Position as well as the maximum exposure to loss resulting from their interests in structured entities. It also provides an indication of the size of the structured entities.

The maximum exposure to loss is determined by considering the nature of the interest in the structured entity. The maximum exposure for loans and trading instruments is reflected by the carrying amounts. The maximum exposure for derivatives and off Statement of Financial Position commitments is reflected by the notional amounts. Maximum exposure to loss does not reflect the Company's estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges the Company enters into to reduce its exposure. The risks associated with structured entities in which the Company is involved are limited to the amounts recorded in the Statement of Financial Position and the amount of commitments.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

19   UNCONSOLIDATED STRUCTURED ENTITIES (continued)

	Carrying amount of variable interests asset	Carrying amount of variable interests liabilities	Maximum exposure to loss to unconsolidated structured entities	Total size of structured entities
	$'m	$'m	$'m	$m
2025				
Financial assets held for trading	2,141	-	3,334	
Financial liabilities held for trading	-	(391)	1,563	
Collateral posted for securities purchased under agreements to resell	45	-	45	
Collateral received for securities sold under agreements to repurchase	-	(425)	-	
	2,186	(816)	4,943	1,043,816
2024				
Financial assets held for trading	902	-	1,886	
Financial liabilities held for trading	-	(121)	2,509	
Collateral posted for securities purchased under agreements to resell	80	-	80	
Collateral received for securities sold under agreements to repurchase	-	(267)	-	
	982	(388)	4,476	781,542

The Company did not provide non-contractual support during the year to unconsolidated structured entities.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

20   LEASES

The Company's leases principally relate to real estate which are classified as either finance or operating lease under IFRS 16. Right of use assets and lease liabilities recognised for leases for which the Company is lessee are presented in tangible assets and other creditors (see Note 12).

The amounts recognised in profit or loss in respect of these leases is shown in interest and similar income (see Note 2), interest expenses (see Note 3), general and administrative expenses (see Note 4).

The total cash outflow recognised in the Statement of Cash Flows was $1 million (FY24: $1 million), comprising $1 million (FY24: $1 million) payment of principal portion of lease liabilities recognised as cash flows from financing activities, $0.8 million (FY24: $0.9 million) sublease income and $0.1 million (FY24: $0.1 million) interest expense recognised as cash flows from operating activities.

Lease Commitments

	2025 Buildings $'000	2025 Other $'000	2024 Building $'000	2024 Other $'000
Within one year	811	-	1,169	-
Within two to five years	2,564	-	2,915	-
After five years	-	-	611	-
	3,375	-	4,695	-

The amounts recognised in profit or loss in respect of these leases are as follows:

	2025 $'000	2024 $'000
Income from sub-leasing ROU assets (note 2)	793	925
Interest income on lease receivables (note 3)-	456	134
Interest expenses on lease liabilities (note 3)	(73)	(95)
Depreciation expense on ROU assets (note 4)	(1,088)	(1,088)
Expense relating to leases of low-value assets (included in general & administrative expenses)	(2,004)	(2,004)



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

21   EMPLOYEES

The average monthly number of persons employed by the Company during the year and their location were as follows:

	Year ended 31 March 2025 Number	Year ended 31 March 2024 Number
United Kingdom	1,860	1,855
Other Europe	-	1
Middle East and Africa	21	17
	1,881	1,873

22   DIRECTORS' REMUNERATION

The directors' remuneration for the year was as follows:

	Year ended 31 March 2025 $'000	Year ended 31 March 2024 $'000
Salaries, allowances and taxable benefits	5,187	5,347
Company contributions to pension	17	16
Bonuses	2,960	1,791
Compensation for loss of office	3,772	-
	11,936	7,154

The number of Directors who exercised share options during the year was 1 (2024: 1).

The number of Directors who were entitled to receive shares under long-term incentive plans during the year was Nil (2024: Nil).

The number of Directors accruing retirement benefits under money purchase pension schemes during the year was 1 (2024: 1).

The highest paid Director received emoluments of $4,867,725 (2024: $4,096,122) and the Company made no contribution to pension in 2025 (2024: Nil). The highest paid Director did not exercise share options during 2025 and was not entitled to receive shares under long-term incentive plans.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

23   SHARE-BASED PAYMENTS AND SIMILAR DEFERRED COMPENSATION AWARDS

The Company and NHI, the ultimate holding company in the Nomura Group, provide various types of share-based payments and similar deferred compensation awards to the Directors and employees of the Company. The following table summarises the main types of award currently granted to Directors and employees for services provided to the Company.

Unless otherwise indicated below, all awards are granted annually and have graded vesting over three years, with extended vesting periods of up to seven years for certain Directors, senior management and employees in order to meet regulatory requirements based on the role they perform for the Company. All awards are generally forfeited in the event of voluntary termination of employment, or reduced and/or clawed back in the event of material conduct issues, material downturn in performance of the Nomura Group and/or a material failure of risk management. However, most awards include "Full Career Retirement" ("FCR") provisions which permit recipients of the awards to continue the vesting of the awards in the event of voluntary termination of employment if certain criteria based on corporate title and length of service within Nomura are met.

Type of award	Key features	Key accounting considerations
Restricted Stock Unit ("RSU") Awards	• Granted and settled by NHI	• Classified as equity awards as settled in NHI common shares.
	• Settled in common shares of NHI	
Restricted stock units linked to the price of NHI common shares.	• No dividend equivalent amounts paid or accrue during vesting period	• Grant date fair value based on listed price of NHI common shares as adjusted for future estimated dividends.
	• Primary type of deferred compensation award for Nomura Group.	• Total compensation cost based on grant date fair value, net of estimated and actual forfeitures.
		• Total compensation expense recognised by the Company in connection with RSU awards was $40,806,695 (2024: $45,530,363)



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

23   SHARE-BASED PAYMENTS AND SIMILAR DEFERRED COMPENSATION AWARDS (continued)

Type of award	Key features	Key accounting considerations
Stock Acquisition Right (SAR) Plan B awards	• Granted and settled by NHI.	• Classified as equity awards as settled in NHI common shares.
Stock Option units linked to the price of NHI common shares designed to replicate traditional restricted stock awards used in the United States and Europe.	• Settled in common shares of NHI.	• Grant date fair value based on listed price of NHI common shares as adjusted for future estimated dividends.
	• Exercise price of ¥1 per share.	• Total compensation cost measured based on grant date fair value, net of estimated and actual forfeitures
	• No dividend equivalent amounts paid or accrue during vesting period.	• Total compensation release recognised by the Company in connection with SAR Plan B awards was $37,887 (2024: $125,970)
	• Options exercisable for up to 5 years after vesting date.	
Notional Stock Unit (NSU) awards	• Granted and settled by the Company.	• Classified as liability awards as settled in cash.
	• Settled in cash	
	• No dividend equivalent amounts paid or accrue during vesting period	
Phantom plan linked to the price of NHI common shares designed to replicate the key features of RSU awards.	• Used in countries where equity-settled RSU awards are less favourably treated from a tax or other perspective.	• Grant date fair value based on listed price of NHI common shares.
	• Also granted annually to meet certain regulatory requirements and quarterly to new employees as a recruitment incentive to replace awards forfeited from prior employers	• Total Compensation cost remeasured at each balance sheet date to reflect the expected settlement amount, net of estimated and actual forfeitures
		• Total compensation expense recognised by the Company in connection with NSU awards was $38,265,370 (2024: $59,601,685)



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

23   SHARE-BASED PAYMENTS AND SIMILAR DEFERRED COMPENSATION AWARDS (continued)

Type of award	Key features	Key accounting considerations
Collared Notional Stock Unit ("CSU") awards Phantom plan linked to the price of NHI common shares with exposure subject to a cap and floor	• Granted and settled by the Company. • Settled in cash	• Classified as liability awards as settled in cash. • Grant date fair value based on option pricing model.
	•No dividend equivalent amounts paid or accrue during vesting period	• Total compensation cost remeasured at each balance sheet date to reflect the expected settlement amount, net of estimated and actual forfeitures.
	• Exposure of the employee to NHI share price is subject to a cap and a floor.	• Total compensation expense recognised by the Company in connection with CSU awards was $147,519 (2024: $446,503).
Notional Index Unit (NIU) awards Phantom plan linked to a world stock index quoted by Morgan Stanley Capital International.	• Granted and settled by the Company. • Settled in cash	• Classified as liability awards as settled in cash. • Grant date fair value based on the closing price of the index on such date.
	• No dividend equivalent amounts paid or accrue during vesting period	• Total compensation cost remeasured at each balance sheet date to reflect the expected settlement amount, net of estimated and actual forfeitures. • Total compensation expense recognised by the Company in connection with NIU awards was $481,430 (2024: $717,726).
Deferred Cash Awards (DCA) Cash deferral plan	• Granted and settled by the Company • Settled in cash	• Classified as liability awards as settled in cash • Total compensation cost remeasured at each balance sheet date to reflect the settlement amount, net of estimated and actual forfeitures
	• No interest paid or accrued during vesting period	
	• Primarily granted quarterly to new employees as a recruitment incentive to replace awards forfeited from prior employers	• Total compensation expense recognised by the Company in connection with DCAs was $241,579 (2024: $183,939)



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

23 SHARE-BASED PAYMENTS AND SIMILAR DEFERRED COMPENSATION AWARDS (continued)

The following table presents a roll-forward of activity in each of the key types of deferred compensation award during the years ended 31 March 2025 and 31 March 2024.

	RSU awards	SAR Plan B awards	NSU awards	CSU Awards	NIU Awards
Outstanding at 31 March 2024	32,174,100	1,735	8,594,562	182,665	125,466
Granted	8,325,000	-	4,301,066	-	-
Forfeited	(1,231,800)	-	(55,077)	-	-
Exercised or settled	(9,065,000)	(1,326)	(6,661,820)	(136,973)	(100,373)
Expired	(13,300)	-	-	4,118	-
Transfers	(337,600)	-	199,539	-	-
Outstanding at 31 March 2025	29,851,400	409	6,378,270	49,810	25,093
Weighted average fair value at 31 March 2025	¥868.9	¥911.26	¥957.59	¥709.86	$11.61
Outstanding liability recognised at 31 March 2025 ($)	Not Applicable	Not applicable	(44,368,063)	(402,564)	(302,546)

SAR Plan B awards were exercised or settled during the year ended 31 March 2025 at a weighted average price of NHI common shares of ¥91,126.00 (2024: ¥665.57). NSU and CSU awards were exercised or settled during the year ended 31 March 2025 at a weighted average price of NHI common shares of ¥957.59 (2024: ¥524.89) and ¥709.86 (2024: ¥636.72) respectively. NIU awards were settled during the year ended 31 March 2025 at a weighted average index level of $11.61 (2024: $9.64).

The weighted average remaining contractual life of all awards outstanding as at 31 March 2025 was 1.18 years (2024: 1.00 years). RSU awards have been the primary type of deferred compensation award in the Nomura Group since 2018. However, existing unvested SAR Plan B and NIU awards continue to vest in accordance with their original contractual terms.

24 CAPITAL COMMITMENTS

As at 31 March 2025, there is capital commitments of $NIL (2024: $33k) relating to assets in the course of construction.

25 RELATED PARTY TRANSACTIONS

The Company has taken advantage of the exemption under FRS 101 from the requirement in IAS 24 for disclosing related party transactions with other entities included in the consolidated financial statements of NHI. The exposure with fellow Nomura Group undertakings are provided in Note 4, 8, 10, 12 and 13 of the Financial Statement.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

26   CONTINGENT LIABILITIES AND COMMITMENTS

Investigations, disputes and other litigation matters

The most significant investigations, disputes and other litigation matters currently faced by the Company are summarised below. The Company believes that, based on current information available as of the date of these financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company's financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the statements of income or cash flows in a particular quarter or annual period.

For each of the significant actions and proceedings described below, where possible, the Company has estimated the amount of reasonably possible maximum loss in excess of amounts recognised as a provision (if any) against such matters. These estimates are based on current information available as of the date of these financial statements.

As of 31 March 2025, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognised as a provision (if any) against these cases is approximately USD 102 million. For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

The Company will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.

Fairfield claims

In October 2010 and June 2012, two actions were brought against the Company, seeking recovery of payments allegedly made to the Company by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, "Fairfield Funds"), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) ("BLMIS"). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the trustee for the liquidation of BLMIS ("Madoff Trustee"). The Company was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $34 million plus interest.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

26   **CONTINGENT LIABILITIES AND COMMITMENTS (continued)**

Harley litigation

In November 2011, the Company was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that the Company received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from the Company is approximately $24.4 million plus interest.

Legal proceedings relating to Banca Monte dei Paschi di Siena SpA "MPS"

The Company is involved in two Italian civil claims and has been involved in an Italian administrative matter, each described further below relating to certain structured financial transactions that Banca Monte dei Paschi di Siena SpA ("MPS") entered into with the Company in 2009 ("Transactions"). The Transactions have also been subject to criminal proceedings, in relation to which the Company and two former employees of the Company were acquitted on appeal, as well as other civil litigation which has been resolved.

In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Virmont S.A. (formerly, Alken Luxembourg S.A, the funds' management company) (collectively referred to as "Alken") was served on the Company. The claim was made against the Company, MPS, four MPS former directors and a member of MPS's internal audit board, and sought monetary damages of approximately EUR 434 million plus interest, as well as non-monetary damages in an amount left to be quantified by the Judge. In July 2021, the Court rejected all of Alken's claims. In February 2022, Alken appealed the decision to the Milan Court of Appeal, and in November 2023 the Court dismissed Alken's appeal. In January 2024, Alken appealed the Court of Appeal's decision to the Italian Supreme Court.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

26   CONTINGENT LIABILITIES AND COMMITMENTS (continued)

In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on the Company. The claim is made against the Company, MPS, two MPS former directors and a member of MPS's internal audit board, and seeks monetary damages of approximately EUR 186.7 million plus interest, as well as non-monetary damages in an amount left to be quantified by the Judge. In May 2024, the Court rejected all of York's claims. In June 2024, York appealed the decision to the Milan Court of Appeal.

Additionally, the Company was served by the Commissione Nazionale per le Società e la Borsa ("CONSOB") (the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS's former management and two former employees of the Company as defendants, whereas the Company was named only in its capacity as vicariously liable to pay any fines imposed on its former employees. In May 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the Company's two former employees. In addition, CONSOB decided that the two employees did not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. The Company was vicariously liable to pay the fines imposed on its former employees. The Company paid the fines and appealed the decision to the Milan Court of Appeal. In December 2020, the Court of Appeal annulled the CONSOB decision against the Company. CONSOB appealed the Court of Appeal's decision to the Italian Supreme Court but has now withdrawn its appeal and the proceedings have been discontinued.

Bond investigations and class actions

On 20 May 2021, the Company and Nomura Holdings, Inc. ("NHI") were named as addressees in a decision issued by the European Commission in which the Company, NHI and various other third party banks have been found to have infringed EU competition law in connection with their activity in the primary and secondary markets for European Government Bonds ("EGB"). The European Commission found that the infringement consisted of anticompetitive agreements and/or concerted practices in the EGB sector in breach of EU competition law and fined the Company and NHI approximately EUR 129.6 million. The fine was provisionally paid as required. In August 2021, the Company and NHI appealed the decision to the European Union's General Court. In March 2025, the General Court upheld the European Commission's decision but reduced the amount of the Company's and NHI's fine to approximately EUR 125.6 million. In June 2025, the Company and NHI appealed the decision to the Court of Justice of the European Union.

The Company and Nomura Securities International, Inc. ("NSI") were named as defendants in a class action filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for EGB. NSI has been dismissed from the action. The Company, together with other defendants, have agreed to a settlement with plaintiffs without admitting any wrongdoing. The settlement has received final Court approval.

Additionally, the Company and NSI were named as defendants in a separate class action filed in the Toronto Registry Office of the Federal Court of Canada alleging violations of Canadian competition law relating to the alleged manipulation of the market for supranational, sub-sovereign and agency bonds. In October 2022, the Company and NSI agreed to settle the class action, without admitting any wrongdoing. The settlement has received final Court approval.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

26   CONTINGENT LIABILITIES AND COMMITMENTS (continued)

German tax

In August 2017, the Cologne public prosecutor in Germany notified the Company that it is investigating possible tax fraud by individuals who worked for the Nomura Group in relation to the historic planning and execution of trading strategies around dividend record dates in certain German equities (known as "cum/ex" trading) and in relation to filings of tax reclaims in 2007 to 2013. During the fiscal year ended 31 March 2020, Nomura Group became aware that certain of those individuals would be the subject of investigative proceedings in Germany. The Company and another entity in the Nomura Group are cooperating with the investigation, including by disclosing to the public prosecutor certain documents and trading data, and Nomura Group premises in Frankfurt were raided by the public prosecutor in April 2023 for the purpose of obtaining additional data and documents. It appears that the investigation has expanded including to also now encompass cum/cum trading strategies in certain German equities. If the investigation involving Nomura Group entities and former individuals proceeds to trial, the individuals could face criminal sanctions and Nomura Group entities could face administrative sanctions such as administrative fines or profit confiscation orders.

Swap trading

The Company and other Nomura Group entities have responded to requests from the U.S. Commodity Futures Trading Commission ("CFTC") in relation to swap trading related to bond issuances. On 1 February 2021, the CFTC filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction.

Italian CDC Claim

In October 2024, NIP received a statement of claim from a Prosecutor of the Court of Auditors in Italy in relation to an advisory relationship NIP entered into with an Italian Regional counterparty in 2005. The claim alleges that NIP caused harm to the Italian Regional counterparty and as such civil damages of approximately EUR 122.8 million are payable.

Other Matters

In addition to the matters described above, the Company is also involved in other matters which can include ongoing formal and informal reviews, requests for information, audits, assessments and investigations by regulators, taxing authorities and other governmental agencies regarding certain business activities, which may include trading, financing, prime brokerage, market-making, advisory services, investment management services, and financial reporting matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or limitations on the ability to conduct certain business. These are not separately disclosed above on the basis that these are not currently considered significant.

Commitments

The Company had commitments as at 31 March 2025 amounting to $3,600 million (2024: $4,286 million) in respect of undrawn loan facilities. In addition to disclosing fixed price loan commitments, the Company has disclosed certain variable market price commitments to repurchase debt of $790 million (2024: $765 million) in order to provide a more reliable and relevant disclosure of its financial commitments.



NOMURA INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS - 31 MARCH 2025 (CONTINUED)

27   POST BALANCE SHEET EVENT

No significant events occurring after the balance sheet date that would meet the criteria to be disclosed or adjusted in the financial statements for the year ended 31 March 2025.

28   ULTIMATE PARENT UNDERTAKING

The Company's ultimate parent undertaking and controlling party, and the parent that heads the largest group of undertakings for which consolidated financial statements are prepared, is NHI, incorporated in Japan. Copies of the group financial statements of Nomura Holdings, Inc. may be obtained from 9-1, Nihonbashi 1-Chome, Chuo-ku, Tokyo 103-8645, Japan. The parent that heads the smallest group of undertakings is NEHS, a company registered at 1 Angel Lane, London, EC4R 3AB, United Kingdom.